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05005413

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kuala Lumpur Kepong Berhad

*CURRENT ADDRESS

PROCESSED
JAN 27 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5022 FISCAL YEAR 9-30-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 1/27/05

ARIS
9-30-04

Annual Report 2004

KUALA LUMPUR KEPONG BERHAD

(15043-V)


Kuala Lumpur Kepong Berhad
3rd ANNUAL GENERAL MEETING

Corporate Mission

To offer quality products and services at competitive prices.
To be a good and responsible corporate citizen.

Corporate Objectives

To earn a fair return on investments.
To maintain steady dividend payments and adequate dividend cover.
To sustain growth through re-investment of retained profits.
To maintain a high standard of business ethics and practices.
To fulfil our social responsibilities in the community in which we operate.

A Brief History

KUALA LUMPUR KEPONG BERHAD ("KLK"), a leading Malaysian plantation company, traces its origin back to 1906 when The Kuala Lumpur Rubber Company, Limited ("KLR") was set up in London to oversee some 600 hectares of rubber plantation, including some coffee, planted in Malaya, as it was known then.

KLR in 1960 changed its name to Kuala Lumpur-Kepong Amalgamated Limited ("KLKA") and in 1973 under a scheme of reconstruction, KLKA went into liquidation with KLK taking over assets and liabilities of KLKA. The move to bring its domicile back to Malaysia was initiated by KLK's Founder Chairman, the late Tan Sri Dato' Seri Lee Loy Seng.

From a base of 23,100 hectares then of rubber, oil palm and cocoa plantations, the KLK Group has since expanded to over 150,000 hectares located in Peninsular Malaysia, Sabah and Indonesia.

Plantations remain KLK's core business. In recognition of the need to cushion the effects of fluctuating commodity prices, the KLK Group had in the 1990s expanded downstream into resource-based manufacturing including cocoa processing, rubber products, the manufacture of fatty acids, glycerine and derivatives. With Malaysian joint-venture partners, KLK has vegetable oil operations in Pakistan and the People's Republic of China. KLK's major associated company, the UK based Yule Catto & Co. plc, is involved in speciality chemicals and pharmaceutical intermediates businesses worldwide. Capitalising on the strategic location of its land bank in Peninsular Malaysia, KLK has also ventured into property development. Through Crabtree & Evelyn, the Group is involved in the manufacturing and retailing of personal care products, toiletries, home fragrances and fine foods worldwide.


Sarawak

CONTENTS

The Corporation

The Business

The Financial

As an established leader, the Group has developed proven strategies for growth by embarking on new ventures while growing its core business.




growing
with the times

The Corporation

Group Highlights

Financial

		2004	2003	2002	2001	2000
Revenue	(RM'000)	3,883,483	3,473,531	2,469,071	2,041,614	2,224,096
Profit:						
before taxation	(RM'000)	609,960	555,501	335,219	106,559	290,079
after taxation and minority interests	(RM'000)	430,249	381,278	243,173	67,183	204,456
Earnings per share	(sen)	60.6	53.7	34.2	9.5	28.8
Dividend per share:						
gross	(sen)	30.0	25.0	20.0	15.0	20.0
net	(sen)	23.3	18.0	14.4	10.8	14.4
Net tangible asset	(RM'000)	3,942,233	3,671,315	3,329,884	3,194,986	3,247,336
Net tangible asset per share	(RM)	5.55	5.17	4.69	4.50	4.57

Production

		2004	2003	2002	2001	2000
Fresh Fruit Bunches	(tonnes)	2,019,506	1,925,953	1,766,762	1,604,385	1,392,674
Rubber	('000 kgs)	25,828	24,755	23,782	23,646	24,727

Quarterly Financial

		Year 2004	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Revenue	(RM'000)	3,883,483	978,468	978,205	934,176	992,634
Operating profit	(RM'000)	567,733	135,804	124,390	140,187	167,352
Profit before taxation	(RM'000)	609,960	152,645	129,842	157,217	170,256
Net Profit for the period	(RM'000)	430,249	107,095	94,028	107,979	121,147
Earnings per share - basic	(sen)	60.60	15.08	13.24	15.21	17.06
Dividend per share - gross	(sen)	30	24	-	6	-

Corporate Information

Board of Directors	Dato' Lee Oi Hian – *Chairman / CEO* Yeoh Chin Hin Charles Letts YM Tengku Robert Hamzah R. M. Alias *Maj-Gen (R) Dato' Seri Dr. Mahmood Sulaiman* Dato' Lee Hau Hian Tan Sri Dato' Thong Yaw Hong Dato' Lee Soon Hian – *Executive Director* (ceased on 18 February 2004) Datuk Abdul Rahman bin Mohd. Ramli Yeoh Eng Khoon (Alternate to Yeoh Chin Hin)
Company Secretaries	J. C. Lim Fan Chee Kum
Auditors	KPMG
Place of Incorporation and Domicile	In Malaysia as a public limited liability company
Principal Registrar and Registered Office	Kuala Lumpur Kepong Berhad Wisma Taiko 1, Jalan S. P. Seenivasagam 30000 Ipoh, Perak Darul Ridzuan, Malaysia Tel : 605-2417844 Fax : 605-2535018 Web: www.klk.com.my
Branch Registrar	M. P. Evans (UK) Ltd. 3, Clanricarde Gardens Tunbridge Wells Kent TN1 1HQ, England Tel : 01892-516333 Fax : 01892-518639
Principal Bankers	Malayan Banking Berhad HSBC Bank Malaysia Berhad Public Bank Berhad RHB Bank Berhad Citibank N.A.
Stock Exchange Listings	Bursa Malaysia Securities Berhad London Stock Exchange



DATO' LEE OI HIAN
Chairman / CEO

Malaysian, aged 53, joined the Board on 1 February 1985 and is the Chairman/CEO of KLK. He is also Chairman of Batu Kawan Berhad and a director of Yule Catto & Co. plc which is listed on the London Stock Exchange. He is the current Chairman of the Malaysian Palm Oil Promotion Council. He also serves as a Trustee of Yayasan Tuanku Bainun, Perdana Leadership Foundation and Star Foundation.

He graduated from the University of Malaya with a Bachelor of Agricultural Science (Honours) degree and obtained his Masters in Business Administration from Harvard Business School, USA.

He joined the Company in 1974 as an executive and was subsequently appointed to the Board in 1985. In 1993, he was appointed as the Group's Chairman/CEO.

Dato' Lee Hau Hian who is also a Director of KLK is his brother. He is deemed connected to Batu Kawan Berhad, one of the substantial shareholders of KLK. He is deemed interested in various related parties transactions with the KLK Group. He attended all the four (4) Board of Directors' meetings held during the financial year ended 30 September 2004.



YEOH CHIN HIN
Independent / Non-Executive

Malaysian, aged 84, Independent Non-Executive Director, joined the Board on 6 July 1973 as one of the founder Directors. He is a member of the Remuneration Committee and Nomination Committee of the Board.

He is also a director of Batu Kawan Berhad. He previously served as a director of United Malayan Banking Corporation Bhd. for 20 years.

He is the father of Yeoh Eng Khoon, an Alternate Director in KLK. Save as disclosed he has no other family relationship with any other director/major shareholder of KLK. He is deemed interested in various transactions between the KLK Group and certain companies carried out in the ordinary course of business by virtue of his common directorships in these companies. He has attended three (3) out of four (4) Board of Directors' meetings held during the financial year ended 30 September 2004.

He retires from the Board at the forthcoming Annual General Meeting pursuant to Section 129(2) of the Companies Act, 1965 and will not seek re-appointment.



CHARLES LETTS
Independent / Non-Executive

British, aged 86, Independent Non-Executive Director, joined the Board on 6 July 1973 as one of the founder Directors.

After serving in the British Armed Forces during World War II and thereafter in the British Foreign Office, was a main Board Director of Jardine Matheson & Co. Ltd. for 15 years then set up his own business. Thereafter he held directorships and advisory posts in companies covering a wide range of industries in various countries including Batu Kawan Berhad. These interests included acquiring the various companies which eventually developed into KLK and its associates.

Originally served as Honorary Consul for Brazil in Singapore and now as Honorary Consul for Portugal in Singapore.

He has no family relationship with any other director/major shareholder of KLK. He is deemed interested in various transactions between the KLK Group and certain companies carried out in the ordinary course of business by virtue of his common directorships in these companies. He attended all the four (4) Board of Directors' meetings held during the financial year ended 30 September 2004.

He retires from the Board at the forthcoming Annual General Meeting pursuant to Section 129(2) of the Companies Act, 1965 and will not seek re-appointment.



YM TENGKU ROBERT HAMZAH
Independent / Non-Executive

Malaysian, aged 65, Independent Non-Executive Director, joined the Board on 1 May 1976. He is the Chairman of the Audit Committee of the Board.

He is also a director of Batu Kawan Berhad. An architect by profession, graduated from the AA School of Architecture and a member of Persatuan Arkitek Malaysia and Lembaga Arkitek Malaysia. He is a partner of T.R. Hamzah & Yeang Sdn. Bhd. since 1976.

He has no family relationship with any other director/major shareholder of KLK. He is deemed interested in various transactions between the KLK Group and certain companies carried out in the ordinary course of business by virtue of his common directorships in these companies. He attended all the four (4) Board of Directors' meetings held during the financial year ended 30 September 2004.



R.M. ALIAS
Independent / Non-Executive

Malaysian, aged 72, Independent Non-Executive Director, has served on the Board since 1 July 1978. He is the Chairman of the Remuneration Committee of the Board.

He holds a Bachelor of Arts (Honours) degree from The University of Malaya, Singapore, a Certificate of Public Administration from the Royal Institute of Public Administration, London and has attended the Advanced Management Program at Harvard Business School, USA.

He held various posts while in the Malaysian Government Service and his last post prior to retirement in July 2001 was the Group Chairman of Felda. He is the Chairman of Highlands and Lowlands Berhad and Consolidated Plantations Berhad, and a director of Malayan Banking Berhad, Batu Kawan Berhad, Sime Darby Berhad, Kumpulan Guthrie Berhad and Cerebos Pacific Limited (Singapore).

He has no family relationship with any other director/major shareholder of KLK. He is deemed interested in various transactions between the KLK Group and certain companies carried out in the ordinary course of business by virtue of his common directorships in these companies. He attended all the four (4) Board of Directors' meetings held during the financial year ended 30 September 2004.



MAJ-GEN (R) DATO' SERI DR. MAHMOOD SULAIMAN
Independent / Non-Executive

Malaysian, aged 76, Independent Non-Executive Director, joined the Board on 1 July 1978. He is a member of the Audit Committee and Remuneration Committee of the Board.

He graduated from the Royal Military Academy, Sandhurst, UK; the School of Infantry Warminster, UK; the Defence Services Staff College, Wellington, India; the School of Infantry, Mhow, India and the Joint Services Staff College, Latimer, UK. He obtained his Masters and Doctorate in Business Administration from the Pacific Western University, USA.

He had previously served in various staff and command appointments in the Malaysian Armed Forces till his early retirement in 1977 as General Officer Commanding-in-Chief (1972-1977). Upon his retirement from the military, he had previously held directorships in various public listed companies as well as running his own family business.

He has no family relationship with any other director/major shareholder of KLK and does not have any conflict of interest with KLK. He attended all the four (4) Board of Directors' meetings held during the financial year ended 30 September 2004.

He retires from the Board at the forthcoming Annual General Meeting pursuant to Section 129(2) of the Companies Act, 1965 and will not seek re-appointment.



DATO' LEE HAU HIAN
Non-Independent / Non-Executive

Malaysian, aged 51, Non-Independent Non-Executive Director, joined the Board on 20 December 1993. He is a member of the Nomination Committee of the Board.

Dato' Lee is the Managing Director of Batu Kawan Berhad and a director of HeiTech Padu Berhad and Yule Catto & Co. plc. He is the President of the Perak Chinese Maternity Association and the Treasurer of the Perak Entrepreneur & Skills Development Centre. He also serves as a Director of Yayasan De La Salle.

He graduated with a Bachelor of Science (Economics) degree from the London School of Economics and has a MBA degree from Stanford University, California.

He is the brother of Dato' Lee Oi Hian who is the Chairman/CEO of KLK and is deemed a connected party to Batu Kawan Berhad, a substantial shareholder of KLK. He is deemed interested in various related parties transactions with the KLK Group. He attended all the four (4) Board of Directors' meetings held during the financial year ended 30 September 2004.



TAN SRI DATO' THONG YAW HONG
Independent / Non-Executive

Malaysian, aged 74, independent Non-Executive Director, joined the Board on 8 March 1994. He is a member of the Nomination Committee of the Board.

Tan Sri Thong is the Co-Chairman of Public Bank Berhad, Chairman of Berjaya Land Berhad and Berjaya Sports Toto Bhd. He is also a director of Batu Kawan Berhad, Glenealy Plantations (Malaya) Bhd, MMC Corporation Bhd, HHB Holdings Bhd, Malaysian South-South Corporation Bhd, Berjaya General Insurance Bhd, KTM Bhd and Public Merchant Bank Bhd. He had served in the Economic Planning Unit in the Prime Minister's Department since 1957 and became its Director-General from 1971 to 1978 and served as Secretary-General, Ministry of Finance from 1979 until his retirement in 1986. He was formerly the Chairman of the Employees Provident Fund Board. He currently serves as a member on the Boards of Trustees of Program Pertukaran Fellowship Perdana Menteri Malaysia, Tun Razak Foundation and the Malaysian Institute of Economic Research. He is also a member of the Working Group of the Executive Committee for the National Economic Action Council.

He graduated with a Bachelor of Arts (Honours) degree in Economics from University of Malaya and a Masters degree in Public Administration from Harvard University and has attended the Advanced Management Program from Harvard Business School. In June 1998, he was appointed a Pro-Chancellor of Universiti Putra Malaysia.

He has no family relationship with any other director/major shareholder of KLK. He is deemed interested in transactions between the KLK Group and certain companies carried out in ordinary course of business by virtue of his common directorships in these companies. He has attended all the four (4) Board of Directors' meetings held during the financial year ended 30 September 2004.

Malaysian, aged 65, Non-Independent Non-Executive Director, joined the Board on 11 September 1999. He is a member of the Audit Committee of the Board. He is a member of the Institute of Chartered Accountants in Australia, the Malaysian Institute of Certified Public Accountants (MICPA) and the Malaysian Institute of Accountants (MIA).

Datuk Abdul Rahman was General Manager of United Asian Bank Berhad, Group Managing Director of Pernas Sime Darby Berhad and Group Chief Executive of Golden Hope Plantations Berhad prior to joining the KLK Board. He is currently the Chairman of Johore Tenggara Oil Palm Berhad and a Board member of Malayan Banking Berhad, both of which are public listed companies and Chairman of Takaful Nasional Sdn. Bhd. He is also a director of Malaysia National Insurance Berhad.

He is a nominee director of Permodalan Nasional Berhad, a major shareholder of KLK. Save as disclosed he has no other family relationship with any other director/major shareholder of KLK. He is deemed interested in various transactions between the KLK Group and certain companies carried out in the ordinary course of business by virtue of his common directorships in these companies. He has attended all the four (4) Board of Directors' meetings held during the financial year ended 30 September 2004.



DATUK ABDUL RAHMAN BIN MOHD.RAMLI
Non-Independent / Non-Executive

Malaysian, aged 57, was appointed as an Alternate Director (Independent Non-Executive) to Yeoh Chin Hin on 20 December 1993. He obtained a degree of Bachelor of Arts (Honours) in Economics (Business Administration) from the University of Malaya in 1968 and was called to the Bar of England and Wales at Lincoln's Inn in 1979.

He is also an alternate director in Batu Kawan Berhad and a director in See Sen Chemical Berhad. He has previous work experience in banking, manufacturing and the retail business. He is currently the legal consultant to the KLK Group.

He is the son of Yeoh Chin Hin who is a Director of KLK. Save as disclosed he has no other family relationship with any other director/major shareholder of KLK. He is deemed interested in various transactions between the KLK Group and certain companies carried out in the ordinary course of business by virtue of his common directorships in these companies. As an Alternate Director, he only attends Board Meetings in the absence of Yeoh Chin Hin. During the financial year ended 30 September 2004, he attended one (1) Board Meeting.



YEOH ENG KHOON
Alternate Director to Yeoh Chin Hin

Note: None of the Directors of KLK has been convicted of any offence.

Corporate Calendar

1 October 2003
Successful commissioning of the Kernel Crushing Plant in Lahad Datu, Sabah

23 October 2003
Successful commissioning of the 60tn/hr Palm Oil Mill in Mandau, Indonesia.

21 November 2003
Announcement of the Group's 4th Quarter Results together with the final and special dividends for the year ended 30 September 2003.

28 November 2003
KLK's inactive wholly-owned subsidiary, Crabtree & Evelyn Industrie S.A. placed under members' voluntary liquidation in accordance with French Corporate Law.

4 January 2004
KLK Group participated and won the 3rd prize in conjunction with Ipoh City's first Bougainvillea Float Procession.

5 January 2004
KLK's wholly-owned subsidiary, KLK Premier Capital Limited incorporated a new subsidiary, namely, Taiko Palm-Oleo (Zhangjiagang) Co. Ltd. for oleochemical manufacturing activities in the People's Republic of China.

18 February 2004
The Company's 31st Annual General Meeting was held at its Corporate Head Office, Wisma Taiko, Ipoh.

Announcement of the Group's 1st Quarter Results for period ended 31 December 2003.

15 March 2004
Payment of a final dividend of 9 sen per share and special dividend of 10 sen per share, less 28% income tax for financial year ended 30 September 2003.

DIVIDEND		ANNOUNCEMENT	ENTITLEMENT DATE	PAYMENT
2003	Final - 9 sen less tax and Special - 10 sen less tax	21/11/2003	19/2/2004	15/3/2004

27 March 2004
Renovation works of KLK's Training School and Club, Ipoh completed.

20 - 26 April 2004
KLK participated in the Minggu Saham Amanah Malaysia 2004 organised by Permodalan Nasional Berhad held in Kepala Batas, Pulau Pinang.

1 Oct 2003



28 Oct 2003



4 Jan 2004


TAIKO




5 MEN & IDEAS
Building National Identity
HNG HUNG YONG

27 Apr 2004



17 May 2004



29 June 2004



27 April 2004
The book "5 Men and 5 Ideas" commissioned by Asian Strategy & Leadership Institute was launched by the Prime Minister, YAB Dato' Seri Abdullah Ahmad Badawi in Kuala Lumpur. KLK was one of the sponsors of the publication.

17 May 2004
KLK's Board of Directors visited the Oleochemical Complex in Rawang to update themselves with the operations of the Group.

Announcement of the Group's 2nd Quarter Results together with the interim tax exempt dividend for the year ending 30 September 2004.

29 June 2004
The Assistant Managers' Conference (Plantations) was held at Awana Genting Highlands Golf & Country Club.

Launch of the "KLK Newsletter" for Group employees.

9 August 2004
Payment of an interim 6 sen per share tax exempt dividend for financial year ending 30 September 2004.

DIVIDEND		ANNOUNCEMENT	ENTITLEMENT DATE	PAYMENT
2004	Interim - 6 sen tax exempt	17/5/2004	15/7/2004	9/8/2004

14 - 18 August 2004
KLK's wholly-owned subsidiary, KL-Kepong Cocoa Products Sdn Bhd participated in the 1st Malaysia International Halal Showcase (MIHAS) 2004 Tradefair organised by Yayasan Dakwah Islamiah Malaysia (YADIM) held in Kuala Lumpur.

25 August 2004
Announcement of the Group's 3rd Quarter Results for the period ended 30 June 2004.

31 August 2004
KLK Group participated in the Merdeka Parade, Perak and won 1st prize in marching and 2nd prize in costume design.

12 September 2004
The Managers' Conference and Award Presentation were held at Club Med Ria Bintan, Indonesia.

5 Jan 2004



18 Feb 2004



27 Mar 2004



20-26 Apr 2004


Saham Amanah Malaysia



29 June 2004


KLK COCOA
KLK COCOA

14-18 Aug 2004



31 Aug 2004



12 Sep 2004

Group Companies

PLANTATIONS

Bornion Estate Sdn Bhd
63% (Plantation)

Fajar Palmkel Sdn Berhad
100% (Kernel crushing)

Gocoa Sdn Bhd
100% (Plantation)

Golden Peak Development Sdn Bhd
100% (Plantation)

Golden Sphere Sdn Bhd
100% (Plantation)

Golden Yield Sdn Bhd
100% (Plantation)

Kalumpang Estates Sdn Berhad
100% (Plantation)

KL-Kepong (Sabah) Sdn Bhd
100% (Milling & refining of palm products)

KL-Kepong Edible Oils Sdn Bhd
100% (Refining of palm products)

KL-Kepong Plantation Holdings Sdn Bhd
100% (Investment holding)

Gunong Pertanian Sdn Bhd
100% (Plantation)

Parit Perak Plantations Sdn Bhd
100% (Plantation)

Pinji Horticulture Sdn Bhd
100% (Plantation)

P.T. ADEI Plantation & Industry
95% (Plantation)

P.T. KLK Agriservindo
100% (Management of plantations)

P.T. Kreasijaya Adhikarya
95% (Dormant)

P.T. Steelindo Wahana Perkasa
95% (Plantation)

Sy Kho Trading Plantation Sdn Bhd
100% (Plantation)

Sunshine Plantation Sdn Bhd
100% (Plantation)

KLK (Mauritius) International Ltd
100% (Investment holding)

P.T. Parit Sembada
95% (Plantation)

Kulumpang Development Corporation Sdn Berhad 100% (Plantation)

Ladang Finari Sdn Bhd
100% (Plantation)

Ladang Sumundu (Sabah) Sdn Berhad
100% (Plantation)

Leluasa Untung Sdn Bhd
100% (Kernel crushing)

Masawit Plantation Sdn Bhd
100% (Plantation)

Richinstock Sawmill Sdn Bhd
100% (Plantation)

Rubber Fibreboards Sdn Bhd
100% (Manufacturing of fibre mat)

Sabah Cocoa Sdn Bhd
100% (Plantation)

Sabah Holdings Corporation Sdn Bhd
70% (Investment holding)

Selit Plantations (Sabah) Sdn Bhd
100% (Plantation)

Sri Kunak Plantation Sdn Berhad
100% (Plantation)

Susuki Sdn Bhd
100% (Investment holding)

Axe Why Zed Sdn Bhd
100% (Plantation)

Bandar Merchants Sdn Bhd
100% (Plantation)

Segar Usaha Sdn Bhd
100% (Plantation)

Syarikat Budibumi Sdn Bhd
100% (Plantation)

Syarikat Swee Keong (Sabah) Sdn Bhd
100% (Plantation)

Taiko Plantations Sdn Berhad
100% (Management of plantations)

The Kuala Pertang Syndicate Limited
100% (Plantation)

The Shanghai Kelantan Rubber Estates (1925) Limited 100% (Plantation)

K.H. Syndicate Limited
100% (Plantation)

Uni-Agro Multi Plantations Sdn Bhd
51% (Plantation)

Verdant Plantations Ltd
100% (Investment holding)

RETAILING

CE Holdings Limited
100% (Investment holding)

Crabtree & Evelyn Holdings Limited
100% (Investment holding)

Crabtree & Evelyn Australia Pty Limited
100% (Distribution of toiletries)

C&E Canada, Inc
100% (Retailing & distribution of toiletries)

Crabtree & Evelyn Ltd
100% (Retailing & distribution of toiletries)

Windham Manufacturing Limited
100% (Manufacturing of toiletries)

Crabtree & Evelyn Europe BV
100% (Investment holding)

Crabtree & Evelyn Deutschland GmBH
100% (Retailing & distribution of toiletries)

Crabtree & Evelyn Austria GmBH
100% (Retailing of toiletries)

Crabtree & Evelyn (Overseas) Limited
100% (Distribution of toiletries)

Crabtree & Evelyn London SA
100% (Retailing of toiletries)

Crabtree & Evelyn London Limited
100% (Dormant)

Scarborough and Company Limited
100% (Dormant)

Crabtree & Evelyn (Hong Kong) Limited
100% (Retailing & distribution of toiletries)

Crabtree & Evelyn (Malaysia) Sdn Bhd
100% (Retailing of toiletries)

Crabtree & Evelyn Philippines, Inc
100% (Retailing & distribution of toiletries)

Crabtree & Evelyn (Singapore) Pte Ltd
100% (Retailing & distribution of toiletries)

Quillspur Limited
100% (Investment holding)

Premier Procurement Limited
100% (Investment holding)

Acc-Enhance Sdn Bhd
100% (General trading)

Crabtree & Evelyn Trading Limited
100% (Manufacturing of toiletries)

Crabtree & Evelyn Shop Limited
100% (Manufacturing of jams)

Windham Toiletries Limited
100% (Inactive)

MANUFACTURING

KL-Kepong Industrial Holdings Sdn Bhd
100% (Investment holding)

B.K.B. Hevea Products Sdn Bhd
100% (Manufacturing of parquet flooring products)

B.K.B. Flooring Sdn Bhd
100% (Marketing of parquet flooring products)

KL-Kepong Cocoa Products Sdn Bhd
100% (Manufacturing of cocoa products)

Selbourne Food Services Sdn Bhd
100% (Manufacturing, packing and distribution of chocolate products)

KL-Kepong Oleomas Sdn Bhd
100% (Warehousing and manufacturing)

KL-Kepong Rubber Products Sdn Bhd
100% (Manufacturing of latex examination gloves)

Masif Latex Products Sdn Bhd
100% (Manufacturing of household latex gloves)

KSP Manufacturing Sdn Bhd
96% (Manufacturing of soap noodles)

Palmamide Sdn Bhd
88% (Manufacturing of industrial amides)

Palm-Oleo Sdn Bhd
80% (Manufacturing of oleochemicals)

Jasachem Sdn Bhd
100% (Investment holding)

KLK Overseas Investments Limited
100% (Investment holding)

B.K.B. Europa SARL
100% (Marketing of wood based products)

Standard Soap Company Limited
100% (Manufacturing of toiletries)

Beauty Basics Limited
100% (Dormant)

De Muth Limited
100% (Dormant)

KLK Cosmetics Limited
100% (Dormant)

Personality Beauty Products Limited
100% (Dormant)

Premier Soap Company Limited
100% (Dormant)

Zenithpeak Limited
100% (Dormant)

KLK Premier Capital Limited
100% (Investment holding)

Taiko Palm-Oleo (Zhangjiagang) Co Ltd
90% (Manufacturing of fatty acids, glycerine and soap noodles)

Voray Holdings Limited
55% (Investment holding)

Hubei Zhong Chang Vegetable Oil Company Limited*
60% (Edible oil refining)

Tianjin Voray Bulking Installation Co Ltd**
50.1% (Bulking installation)

* KLK Group's effective shareholding 33%
** KLK Group's effective shareholding 37%

PROPERTIES

KL-K Holiday Bungalows Sdn Berhad
100% (Operating holiday bungalows)

KL-Kepong Property Holdings Sdn Bhd
100% (Investment holding)

Austerfield Corporation Sdn Bhd
100% (Investment holding)

Betatechnic Sdn Bhd
100% (Property development)

Brecon Holdings Sdn Bhd
100% (Renting out of storage and office space)

Colville Holdings Sdn Bhd
100% (Property development)

KL-Kepong Complex Sdn Bhd
100% (Property development)

KL-Kepong Country Homes Sdn Bhd
100% (Property development)

KL-Kepong Property Development Sdn Bhd
100% (Property development)

KL-Kepong Property Management Sdn Bhd
100% (Property management)

Kompleks Tanjong Malim Sdn Bhd
80% (Property development)

Palermo Corporation Sdn Bhd
100% (Property development)

INVESTMENT HOLDING & OTHERS

KL-Kepong Equity Holdings Sdn Bhd
100% (Investment holding)

Ablington Holdings Sdn Bhd
100% (Investment holding)

KL-Kepong International Ltd
100% (Investment holding)

Quarry Lane Sdn Bhd
100% (Investment holding)

KLK Assurance (Labuan) Limited
100% (Offshore captive insurance)

KLK Farms Pty Limited
100% (Cereal & sheep farming)

KLKI Holdings Limited
100% (Investment holding)

Kuala Lumpur-Kepong Investments Limited
100% (Investment holding)

Ortona Enterprise Sdn Bhd
100% (Money lending)

ASSOCIATED COMPANIES

Applied Agricultural Resources Sdn Bhd
50% (Agronomic service & research)

Beijing King Voray Edible Oil Co. Ltd ***
25% (Inactive)

Esterol Sdn Bhd
50% (Manufacturing of food esters)

Kumpulan Sierramas (M) Sdn Bhd
50% (Property development)

Malaysia Pakistan Venture Sdn Bhd
25% (Investment holding)

MAPAK Edible Oils (Private) Ltd
30% (Manufacturing and marketing of palm and other soft oils)

Pearl River Tyre (Holdings) Limited
31% (Investment holding & manufacturing of tyres)

PT Sekarbumi Alamlestari
48% (Plantation)

Tawau Bulking Installation Sdn Bhd
49% (Bulking installation)

Yule Catto & Co plc
22% (Manufacturing & distribution of speciality & fine chemicals)

*** KLK Group effective shareholding 14%

"Kakitangan kami adalah aset kami yang paling bernilai dan kunci kepada kejayaan kami. Kami begitu komited untuk membangun, mendidik dan memotivasikan mereka untuk membina kumpulan pekerja yang peka kepada perubahan dalam dunia perniagaan."



"Our Employees are our greatest assets and key to our success. We are committed to develop, nurture and motivate them to build a cohesive team responsive to the changing business environment."

Chairman's Statement

On behalf of the Board of Directors, I am pleased to present the Annual Report of the KLK Group for the financial year ended 30 September 2004.

Profit after tax for the year reached a new high of RM430.2 million on a vastly improved turnover of RM3.88 billion, resulting mainly from buoyant commodity prices, to the extent that the substantially increased profit from the plantations sector was able to offset the reduced contributions from certain of the other business segments. Earnings per share rose correspondingly to 60.6 sen.

In response to this fortuitous year of high commodity prices and increased crop harvests leading to a record profit, your Board has deemed it fitting to recommend a special dividend of 15 sen per share less tax on top of the regular year-end dividend of 9 sen per share less tax. Together with the earlier paid out interim dividend of 6 sen tax exempt, the total gross dividend for the year adds up to 30 sen per share. This will entail a total cash payout, in absolute amount of RM165.3 million, compared to the past year's RM127.8 million.

Driven largely by the higher average palm products and rubber prices achieved throughout the year, our plantations assets generated a profit of RM448.9 million, which constitutes 73.6% of the Group's total profit. Palm oil contributed RM391.4 million, whilst rubber netted RM57.5 million, a significant improvement enhanced by the residual rubber-wood value. Although the FFB crop of our plantations in Malaysia remained virtually unchanged when compared to the previous year, future prospects are brightened considerably by the exclusive use of our own home-bred tissue-cultured palms in the new generation of plantings. As for our plantations in Indonesia, FFB production continued with its strong growth trend as plantings of the earlier phases reached prime age and as substantial new areas are brought into harvesting annually. To further sustain the uptrend, the Group has recently signed a joint-venture agreement with majority control, to develop a new oil palm plantation of 20,000 ha. in East Kalimantan, Indonesia.

Penyata Pengerusi

Saya, bagi pihak Lembaga Pengarah sangat berbesar hati untuk membentangkan Laporan Tahunan Kumpulan KLK bagi tahun kewangan berakhir 30 September 2004.

Keuntungan selepas cukai pada tahun ini telah mencecah pada tahap ketinggian baru iaitu RM430.2 juta di atas perolehan yang meningkat kepada RM3.88 billion, yang disumbangkan terutamanya dari harga komoditi yang melonjak sehingga ke tahap yang mana peningkatan keuntungan sektor perladangan tersebut mampu mengimbangi penurunan sumbangan dari sesetengah segmen perniagaan yang lain. Sejajar dengan itu, perolehan sesaham meningkat kepada 60.6 sen.

Di sebabkan oleh harga komoditi yang secara kebetulan melonjak pada tahun ini serta peningkatan hasil perladangan yang mencatat rekod keuntungan, Lembaga berpendapat adalah tepat pada masanya untuk mencadangkan dividen istimewa tambahan sebanyak 15 sen sesaham selepas ditolak cukai selain dividen hujung tahun biasa sebanyak 9 sen sesaham selepas ditolak cukai. Bersama-sama dengan dividen sementara sebanyak 6 sen yang dikecualikan cukai yang telah dibayar, jumlah dividen kasar untuk tahun ini kesemuanya berjumlah 30 sen sesaham. Ini bermakna pembayaran tunai meningkat kepada RM165.3 juta berbanding RM127.8 juta pada tahun lepas.

Dijana kebanyakannya oleh ketinggian harga purata produk-produk sawit dan getah yang dicapai sepanjang tahun, aset-aset perladangan kita telah menjana keuntungan sebanyak RM448.9 juta, yang merupakan 73.6% dari jumlah keuntungan keseluruhan Kumpulan. Minyak sawit menyumbangkan RM391.4 juta, sementara getah mencatatkan RM57.5 juta, iaitu satu peningkatan besar yang dibantu oleh peningkatan nilai sisa kayu getah. Walau pun hasil BTB kita dari ladang di Malaysia kekal tidak berubah jika dibandingkan dengan tahun sebelumnya, prospek masa hadapan adalah agak cerah kerana penggunaan eksklusif kultur tisu sawit yang kita hasilkan sendiri dalam penanaman-penanaman generasi baru. Berkenaan perladangan kita di Indonesia pula, penghasilan BTB terus meningkat ke arah pertumbuhannya yang kukuh disebabkan penanaman fasa awal telah mencapai umur matang disamping kawasan-kawasan penting yang baru telah dibawa masuk ke dalam penuaian pada tiap tahun. Untuk menggalakkan lagi haluan kenaikan, Kumpulan baru-baru ini telah menandatangani perjanjian usahasama dengan pemegangan saham majoriti, untuk membangunkan 20,000 hektar kawasan perladangan kelapa sawit baru di Kalimantan Timur, Indonesia.

The bulk of our **Manufacturing** profits continues to be derived from our oleochemical activities. However, profitability has been inversely affected by the higher prices of raw materials comprising palm products, added to which is the increasing competition, but the operating businesses are well-managed. Nonetheless, in pursuit of our objective to become an integrated player in the oils and fats world, both locally and internationally, the Group has embarked on a new fatty acids, glycerine and soap plant in Zhangjiagang, in the People's Republic of China, scheduled for completion by end 2005. The Group has also decided to build a 100,000 tn/annum fatty alcohols plant on a new 50-acre site in Westport, Malaysia. This facility should be ready by end 2006. Outstanding amongst our manufacturing portfolio is the cocoa grinding operations which enjoyed good margins to record a substantial increase in profits to almost RM24 million.

Although our **Property** division is still at an early stage of development, its growth potential is tremendous, owing to its choice location in the Sungai Buloh area of the Klang Valley, which will be considerably enhanced with linkage to the scheduled opening of the Guthrie Corridor highway. To add to this prime area within Tuan Mee/Coalfields the Group has acquired the adjoining Bukit Darah estate to bolster the land bank to about 7,000 acres.

Our associate, **Yule Catto's** profit was severely affected by the ending of the one-time bumper profit from the unique omeprazole situation in the USA. Our polymers products are facing raw material shortages coupled with sharp upward price increases in monomers, consequently squeezing margins. However, with management efforts further strengthened in various areas, the Group is confident that our associate can deliver solid and growing results.

Whilst brand recognition has turned more favourable in our **Crabtree & Evelyn** business, this has yet to translate into a significant improvement in profits. Good sales growth was achieved in the Asia Pacific region, but conditions in the United Kingdom and North America are still challenging. However, a re-energised effort in new products development, marketing and cost reduction is underway.

penyata pengerusi

Kebanyakan dari keuntungan **Perkilangan** kita masih diperolehi dari aktiviti-aktiviti bahan kimia oleo. Walau bagaimanapun, kadar keuntungan telah terjejas disebabkan oleh harga bahan mentah yang lebih tinggi membabitkan produk-produk sawit, ditambah pula dengan peningkatan persaingan, tetapi operasi perniagaan telah dapat diuruskan dengan baik. Walau bagaimanapun, dalam meneruskan objektif kita untuk menjadi pemain berintegrasi dalam dunia minyak dan lemak, di arena tempatan dan juga antarabangsa, Kumpulan telah memulakan pembinaan kilang baru untuk asid-asid lemak, glycerin dan sabun di Zhangjiagang, Republik Rakyat China yang dijangka siap menjelang akhir tahun 2005. Kumpulan juga memutuskan membina sebuah kilang alkohol lemak berupaya 100,000 tan metrik di kawasan baru luasan 50 ekar di Westport, Malaysia. Kemudahan ini akan disiap pada tahun 2006. Paling menonjol dalam portfolio perkilangan kita ialah operasi pengisaran koko yang menikmati margin yang baik untuk mencatatkan peningkatan nyata dalam keuntungan kepada hampir RM24 juta.

Walaupun bahagian **Hartanah** kita masih pada tahap pembangunan yang awal, potensi pertumbuhannya adalah sangat menggalakkan, berdasarkan lokasi terpilih di kawasan Sungai Buloh di Lembah Klang, yang akan lebih menarik dengan perhubungannya dengan pembukaan lebuh raya Koridor Guthrie. Untuk menambahkan lagi kawasan utama ini dalam lingkungan Tuan Mee/Coalfields, Kumpulan telah memperolehi kawasan bersebelahan iaitu Bukit Darah untuk memperkukuhkan lagi bank tanah kepada lebih kurang 7,000 ekar.

Keuntungan sekutu kita, **Yule Catto** terjejas teruk akibat berakhirnya keuntungan besar daripada situasi omeprazole yang unik di USA. Bahan-bahan kimia polimer kita menghadapi masalah kekurangan bahan mentah samping dengan harga yang terus meningkat dalam bahan monomer, mengakibatkan berlakunya penekanan margin. Walau bagaimanapun, dengan usaha pengurusan untuk memperkukuhkan lagi dalam pelbagai bidang, Kumpulan yakin bahawa sekutu kita mampu menghasilkan keputusan yang lebih mantap dan meningkat.

Sungguhpun jenama perniagaan **Crabtree & Evelyn** kita semakin mendapat pengiktirafan, ianya masih belum diterjemahkan dalam bentuk peningkatan untung yang bermakna. Pertumbuhan jualan yang baik telah dapat dicapai di rantau Asia Pasifik, namun keadaan di United Kingdom dan Utara Amerika masih lagi mencabar. Walau bagaimanapun, usaha akan dipertingkatkan lagi dalam pembangunan produk-produk baru, pemasaran dan pengurangan kos sedang dijalankan.

PROSPECTS
The Group continues to spend heavily to build up its plantations assets in terms of capital expenditure related to new plantings and expansion of processing facilities to the tune of RM90.9 million in financial year 2003/04. For financial year 2004/05 it will be the turn of the manufacturing sector which will absorb the bulk of the capital items.

It is fortunate that palm oil prices have been maintained at a reasonable level, having come off its peak. However, with the relentless drive by management towards raising the oil extraction rate and FFB yields to offset rising costs, plantations profits should again underpin the continuation of another satisfactory year.

APPRECIATION
Mr Charles Letts and Mr Yeoh Chin Hin, the founder Directors of KLK since the Company was incorporated on 6 July 1973, and Maj-Gen (R) Dato' Seri Dr. Mahmood Sulaiman who joined the Board since 1 July 1978, will be retiring at the forthcoming AGM and will not seek re-appointment. The Group is greatly indebted to them, each in his own wisdom and expertise, has contributed immensely to the growth and prosperity of the Group, and on behalf of the Board I would like to put on record our deepest appreciation for their invaluable services.

Last, but not least, I would also like to express the Board's thanks and appreciation to our employees and shareholders for their continued loyal support of the KLK Group.

DATO' LEE OI HIAN
Chairman/CEO

13 December 2004

penyata pengerusi

PROSPEK
Kumpulan akan terus berbelanja jumlah besar untuk membina aset-aset perladangan dalam bentuk perbelanjaan kapital berkaitan penanaman baru dan pembesaran kemudahan pemprosesan yang menjangkau jumlah RM90.9 juta dalam tahun kewangan 2003/04. Tahun kewangan 2004/05 merupakan giliran sektor perkilangan, yang mana akan menyerap sejumlah besar barang-barang kapital.

Adalah sangat beruntung kerana harga sawit kekal pada paras yang berpatutan, setelah melepasi kemuncaknya. Walau bagaimanapun, dengan usaha yang berterusan daripada pengurusan dalam menaikkan kadar pengekstrakan minyak dan peningkatan hasil BTB untuk mengimbangi peningkatan kos, keuntungan perladangan sekali lagi diharapkan dapat meneruskan pencapaian memuaskan untuk setahun lagi.

PENGHARGAAN
Encik Charles Letts dan Encik Yeoh Chin Hin, Pengarah-Pengarah pengasas KLK sejak syarikat ditubuhkan pada 6 Julai 1973, dan Maj-Gen (B) Dato' Seri Dr. Mahmood Sulaiman yang menganggotai Lembaga sejak 1 Julai 1978, akan bersara pada Mesyuarat Agung Tahunan yang akan datang dan telah menolak pelantikan semula. Kumpulan sangat-sangat terhutang budi kepada mereka, dengan kebijaksanaan dan kepakaran mereka masing-masing, telah menyumbang ke arah pertumbuhan dan keuntungan Kumpulan, dan bagi pihak Lembaga saya ingin merakamkan penghargaan tertinggi kami ke atas segala khidmat mereka yang tidak ternilai.

Akhir sekali, saya juga ingin menyampaikan ucapan terima kasih dan penghargaan dari pihak Lembaga kepada pekerja-pekerja kami dan pemegang-pemegang saham di atas sokongan dan kesetiaan yang berterusan kepada Kumpulan KLK.

DATO' LEE OI HIAN
Pengerusi/CEO

13 Disember 2004

Our business has kept up with trends and moved ahead of competition to sustain our solid growth whilst facing tough challenges.




changing with the
times

The Business



Belitung, Indon

Plantations



Matured Fi



Visitors at our Sabah Mill



Churn collection



FFB Loading R



Nursery at Ladang Pang Burong



Bumper harvest



To the mill for proces

PLANTATIONS

For the third consecutive year, the plantation sector delivered sterling performance by registering yet another record profit of RM448.93 million on the back of a turnover of RM1.64 billion. The profit amply exceeded the previous year's level of RM360.14 million by 24.65% amounting to RM88.79 million.

The principal factors for the higher profit were the substantial improvement in the selling prices of palm products and rubber, complemented by an increase in the production of both commodities. The average price of crude palm oil rose by RM160/tn to RM1,636/tn ex-mill whilst that for palm kernels made an even higher increment of RM290/tn to RM973/tn ex-mill. The average price for rubber also posted a hefty gain of RM1.33/kg to RM5.19/kg. The profit per hectare for oil palm before the deduction of replanting expenditure was RM4,448 and on the same basis, that for rubber at RM3,975 was fast catching up with oil palm compared to the wide gap of previous years. The resurgence in the price of rubber will make it an important contributor to the bottom line as the price is expected to remain steady due to the limitation of supply and the firm prices of synthetic rubber.

This year, the strong recovery in the production of soybeans in the USA to about 84.56 million tns from last year's drought stricken output of 66.8 million tns have since dampened crude palm oil price to about RM1,470/tn at time of writing but, support is envisaged at RM1,400/tn due to the current low inventory of vegetable oils worldwide and the need to replenish pipelines. Sustainability of the current prices will be very much dependent on the status of soybean plantings in South America during the last quarter of this year and the development of demand patterns in the large consuming countries. Obviously, weather in producing countries will be a crucial price determinant. In the event of a softening of palm oil prices, it would at least be comforting to note that this would be partly cushioned by the expected increase in the Group's FFB production and the firm price of rubber.

For the period under review, FFB production rose by 4.9% to 2,019,506 tns with the Indonesian properties accounting for most of the increase. Just about a quarter of the Group's oil palm area are still in the immature phase, and it can therefore be expected that the output of FFB will continue to grow albeit, the dilution effect from the young palms will for the moment curtail the rise in yield per hectare. For this reason, as well as the lower yields in Peninsula Malaysia's estates arising from less than ideal rainfall in the last two years, the FFB yield per hectare achieved was fractionally reduced to 21.57 tns, yielding 4.44 tns of oil per hectare at the achieved OER of 20.6%. This combined with the effect of higher fertilizer prices, have pulled up the average cost of production of FFB by 13.5% to RM114/tn, and along with it the CPO cost, which correspondingly rose by 14.5% to RM746/tn.

Our agro-management focused on yield improvement and cost control, and the extensive use of tissue culture material developed in-house by our research associate would enhance future yields of FFB and oil. The exercise to raise OER through better harvesting standards and loose fruit collection is ongoing and has shown positive results in Peninsula Malaysia. Much hope is pinned on our newer and more modern milling facilities in Sabah and Indonesia to improve the OER.



Plantations


PADA:
25-27 MEI 2004
ANJURAN:
At Mt. Kinabalu pea

Human Resources


Team building cam


Spouses are equally important


Sharing field knowledge


Assistants at field vis


Managers' Regional Meeting


Rewarding productive harvesters


Tan Sri Lee Loy Seng Award recipients with Chair

During the year, a total of RM47.19 million has been ploughed back into replanting, with 84% of the sum going into oil palm and the balance in rubber. Taking this reinvestment together with the current substantial immature areas in Indonesia, the crop profile of the Group will change significantly and favourably in the years to come when the yields rise with maturity of the palms.

The production division had a busy year planning and executing various engineering projects. Addition to the hardware included the successful commissioning of a second kernel crushing plant in Lahad Datu which will add value to the kernels produced by the Group's three palm oil mills around the region. In Mandau, Sumatra we added a second palm oil mill of 60 tns FFB/hour to the existing one in Nilo and both mills have embarked on a very successful programme to purchase FFB from outside sources whilst awaiting the full maturity from our own plantations to the extent that plans are afoot to double the capacity of Nilo Palm Oil Mill. Our only palm oil mill in Belitung Island has expanded its capacity to 100 tns FFB/hour and another new palm oil mill of 60 tns FFB/hour on the island is on the drawing board to cater for the future production from the completed plantings of 3,990 hectares in Parit Sembada. The whole complex in Belitung Island will be ultimately served by a new bulking installation and private jetty, currently under construction, to enable us to reach out and widen our marketing efforts beyond the region. Our largest palm oil mill of 120 tns FFB/hour is currently under construction at Kekayaan estate in Johor. This new mill will be equipped with the latest technology and automation to increase efficiency and reduce labour requirements and would ultimately replace two of our older mills in the vicinity.

The contribution of rubber has to be acknowledged as this sector performed remarkably well on all fronts and has become an important contributor to profits. Overall production increased by 4.3% to 25,828 tns despite a marginally reduced area in tapping reflecting an increase of 6.9% in the yield per hectare. Both the ex-estate and ex-factory costs were lower than those of the previous year given the increase in yields and high throughput in the rubber factories.


KUALA LUMPUR KEPONG BERHAD
ISO 9001 & ISO 14001 CERTIFIED



Leguminous cover cr



Research & Development



Beneficial plant, *Cassia cobanensis*



Tissue culture



Sub-culturing


SYP score
1 Poor
2 Fair
3 Sat
4 Good
2000
2001
Improving agro-management
2002
2003

Yield targeting with SYP



Satellite image of Ladang Sri Kunak to show health of oil palms

RESEARCH & DEVELOPMENT

KLK's agronomic practices are guided by research findings from its Applied Agricultural Resources (AAR) which carries out research and developmental work for the Group. Plant breeding and tissue culture remain an important R & D focus for yield improvement whilst improved agro management practices and mechanization continued to receive emphasis to enhance land and labour productivity, and sustainable production.

Long Term Yield Improvement

Semi-dwarf Dumpy AVROS Dura X Pisifera hybrids, the product of 40 years of breeding effort for high oil yielding short palms by AAR are widely planted on KLK estates to facilitate harvesting and extending the economic life of the crop. In addition to this, tissue cultured cloned palms are increasingly being planted on commercial scale to improve the Group's fresh fruit bunch and oil yields.

Oil Palm Agronomy

Specific strategies to minimize potential losses and improve efficiency in the use of fertilizers in KLK estates have been formulated based on the nutrient balance and cycling trials. This objective approach has provided better management of fertilizer nutrients requirements.

Yield limiting factors of specific low or under-performing fields in the estate are identified and site-specific inputs and correction for yield improvement are implemented so as to achieve its site yield potential (SYP).

The Integrated Pest Management (IPM) approach i.e. combination of cultural, physical and biological control measures is practised in the management of pests in KLK plantations. For example, barn owls are used in rat control and beneficial plants are established and maintained to augment the population of natural enemies of leaf eating caterpillars to help reduce incidences of outbreak of this pest in oil palm.

Information Management

The Information Management System (IMS) via satellite imagery has helped the management to track the progress of yield improvements in the estates through site yield potential approach and palm health. This has enabled correct and timely application of inputs.

Techno-Economic Management

KLK has developed a method of pulverizing old palms and the surrounding root mass into fine pieces and spreads them thinly throughout the field to return the biomass to the soil during replanting.

This technique, followed by the planting of leguminous cover crops in the planting rows when preparing the fields for replanting, enriches the soils for the next generation of palms.

Rubber and Forestry

In rubber, yield improvement is through planting the latest RRIM2000 series clones. Labour saving tapping technique using the 1/4S and 1/3S short cuts with stimulation has been adopted for commercial practice. Besides increasing labour productivity these tapping systems also prolong the economic lifespan of the trees.

In the forest trees experiments, *Tectona grandis* (teak) and *Hopea odorata* (cengal pasir) showed good growth vigour and are relatively pest free. The potential of these tree species will be evaluated on steep land where oil palm and rubber are unlikely to perform well.



Research & Development



In deep discussion

Commitment to Sustainable Plantation Operations



Stork-billed Kingfisher at e



Safety drill



Product samples evaluation



Health facili



Zero burning technique



Terracing

COMMITMENT TO SUSTAINABLE PLANTATION OPERATIONS

KLK has been in the plantation business for almost one hundred years. A major contributory factor to our success is our ability to maintain a sustainable plantation system which enables continuous customers' satisfaction, good shareholder values, high productivity and efficient use of our resources and a socially stable workforce. Our corporate philosophy requires that our products should consistently be of the highest quality, manufactured in accordance with good manufacturing practices and under environmentally friendly conditions. We comply with national legislation and encourage occupational safety and health in the work place.

In the plantations, we maintain high oil palm and rubber yields through the adoption of effective plantation management practices which combine both optimal agronomic practices and environmental management. Our approach is science based as our agronomic inputs are guided by research findings.

We place emphasis on the conservation of our resources when implementing these agricultural practices. We practise zero burning in our replanting and take into consideration the need for soil and water conservation by employing appropriate land preparation techniques in the construction of terraces, planting platforms and soil pits. Planting of leguminous cover plants to enhance soil fertility and to check soil erosion has been our group policy for many years. Our integrated pest management practices and plant nutrition requirements are well supported by our experienced agronomists.

In the palm oil mills, we are self-sufficient in renewable energy from our boilers. We recycle our mill by-products to our plantation land thereby minimizing pollution to the environment. Efforts to reduce the environmental loads from our palm oil mills are continuing, and we have embarked on the latest technology to further minimize effluent loading in two of our palm oil mills. Additional values were created from the empty fruit bunches by converting them into a useful commercial product for mulching of plants as well as serve as an effective mat to check soil erosion on steep slopes.

In fulfilling our commitment to keep our environment clean, safe and healthy, we believe that preservation of the environment is the responsibility of everybody in the Company. We conduct in-house training courses and programmes to promote greater environmental awareness in our daily activities. In addition to this, in enhancing consistency throughout our operating centres, we maintain traceability through documentation of Group policies and encourage the adoption of international certification schemes such as the ISO 9001 Quality Management Systems, the ISO 14001 Environmental Management Systems and the GMP/HACCP certification in our operating centres.

As part of our corporate social responsibility, we share our knowledge and experiences by participating actively in national organizations, as well as in the global initiative on roundtable on sustainable palm oil, which is a platform to promote the production and use of sustainable palm oil. We share our knowledge by presenting our research findings and experiences in local and international conferences and by publication of our experiences in scientific journals.



Commitment to Sustainable Plantation Operations



Manufacturing

Oleochemical compl





State-of-the-art Control C



Quality Control



Tank Farm



Cocoa powder pla



Parquet for export



Parquet



Cocoa Production Plant



Selbourne Chocolates

MANUFACTURING

Our Manufacturing Division, led by the oleochemical business, achieved a higher turnover of RM1.44 billion, an increase of 13.9% over last year. However, pre-tax profit was 20.8% lower than previous year, mainly affected by reduced contributions from oleochemicals and a few under performing subsidiaries.

The **Oleochemical Group** registered a pre-tax profit of RM60.16 million despite rising raw material prices and increase in competitive capacities in the industry. For the year under review, sales were 20% higher than previous year, as we were able to gain market share based on the superior quality of our products under the growing preference for vegetable based oleochemicals as opposed to those derived from animal fats. The other oleochemical derivative business units continued to perform well.

Our fatty acid and soap noodle plant, **Taiko Palm-Oleo (Zhangjiagang)** in Zhangjiagang, People's Republic of China is expected to be completed by end of 2005. This will increase our existing production capacity and put us into a better position to take advantage of the growing market in the People's Republic of China. Similarly, we plan to increase our current capacity in Hubei Zhong Chang Vegetable Oil to 800 tns per day in anticipation of the abolishment of soft oils import quota system by early 2006.

KL-Kepong Cocoa Products, which produces cocoa and chocolate products, continues to improve on its performance by registering a significantly higher profit than the previous year. Although raw material prices remain volatile, its strategies of focusing on operational efficiency and high quality market segment have enabled it to achieve good profit margins. Moreover, its downstream chocolate business through its premium brand "Selbourne" has achieved good marketability in the overseas markets.

Standard Soap, a contract manufacturer of soap products and toiletries, continues to experience competitive margins and thus suffered losses. In an effort to reduce its operational cost, all its manufacturing activities will be consolidated onto its main site at Ashby. To further improve on its competitiveness, it will be working more closely with its major customers on new product development.

The parquet flooring business, through **BKB Hevea Products**, registered marginal profit improvement over last year which was aided by the increase in sales from the European market and improved production efficiency. Sales are expected to improve further with the introduction of our new product range. To take advantage of this growing demand from its European operations, the company will increase its output capacity through a plant expansion programme, which is expected to be completed by June 2005.

The operations of our rubber glove manufacturing group under **KL-Kepong Rubber Products** performed below expectations incurring an operating loss due to poor operating efficiencies. Efforts are on hand to address the need to improve efficiencies and marketing strength.



Manufacturing



Covent Garden sto


CRABTREE
& EVELYN
NOMAD

Retailing



25 Years Award recipient-M.Johnson



Introducing our Hand Care Products



VIPs visiting C&E boo


COSMOPOLITAN
Beauty Awards
2004
La Source Foot Smoother wins
'Fastest Tootsie Tune-up'
for the second year running
CRABTREE & EVELYN


CRABTREE & EVELYN
Sarawak


CRABTREE & EVELYN
LONDON

RETAILING

Our premium personal care Retailing Division, **Crabtree & Evelyn** (C&E) achieved a pre-tax profit of £1.25 million. This weaker than expected pre-tax result was generally attributed to flat to declining sales in our major markets - USA and UK. Overall global sales decreased by 4.9% to £105.01 million which was largely due to the translation of the weaker USD to the reporting currency in £.

In view of declining sales in our major markets, C&E has intensified its efforts in expanding its operations in Australia and Asia Pacific, which have been delivering strong growth in both sales and operating profit in recent time. At the same time, especially in USA and UK, C&E has relocated non profitable stores to new locations in its efforts to enhance store profitability.

To further strengthen C&E position as the premium personal care retailer, we have put in place new product launches for 2005 and 2006. Leading the way in this direction is the new "Sarawak Limited Edition" fragrance. The fragrance, inspired by the world's oldest rainforest located in Sarawak, Malaysia is well received by our global customers upon its introduction in the financial year under review.


Organic
LEMON
CRUNCH
GINGER
CRUNCH
BISCUITS
CAMOMILE
TEA

Going forward, C&E will continue to focus on its brand building programme and to improve its store profitability through better supply chain management and quality product launches. Additionally, we seek to increase sales through other distribution channels such as Wholesale and E-Commerce to widen our global reach.







Retailing


Desa Coalfields
Sungai Buloh

Properties


KL-KEPONG PROPERTY
Housing Exhibit


Silver Pine homes


Receiving Certificate of Fitness from Selangor Menteri





PROPERTIES

Our Property Division, through our wholly owned subsidiary **KL-Kepong Property Development** ("KLK Property"), continues to improve on its previous year's performance. This positive result was achieved through a strong property market demand and growing interest in residential areas such as Sungai Buloh.

For the year under review, KLK Property completed and handed over Desa Coalfields' Phase 1A development consisting of 328 units of double storey terrace houses and single storey shops to buyers well within the time frame. This was followed by our successful launch of Phase 2A comprising 116 units of double storey shop offices, which achieved take-up rate of 50% within a two weeks period.

Since the initial launch of Desa Coalfields, KLK Property had sold a total number of 757 units of properties with a total net sales value of RM138 million. The on-going development will span over another three years and the overall development is targeted to achieve an estimated gross development value of RM390 million.

In addition, KLK Property plans to convert 1,000 acres into a mixed residential and commercial township opposite Desa Coalfields. This new development forms part of our 7,000 acres land bank in the area earmarked for a large township.

Our upmarket property arm, **Kumpulan Sierramas** ("Sierramas") with its high-end residential development in Sierramas West, continues to attract home buyers looking for superior standard of living. Recently, Sierramas has launched 31 units of bungalows and semi-detached homes in Sierramas West with unique country-side environment set in the suburbs.


YULE
CATTO

Oxford Chemicals

Odour evaluation

Emulsions decorative paints

OTHER INVESTMENT

Yule Catto & Co Plc, our major associate, reported reduced earnings due to the rising raw material cost and ending of the favourable position of omeprazole in the USA market.

The Polymer Chemical Division is now a worldwide business, with opportunities in place for organic growth brought about by the investment in new plant capacities recently. However, the performance has been adversely affected by the rapid rise in the prices of the monomers, even at times a rationing of supplies. Margins and volumes are thus reduced. The Malaysian synthetic latex facility has now achieved customers acceptance.

The Pharma and Fine Chemicals Division recorded lower operating profit due to the expiry of the patent of omeprazole in the USA. The Spanish and Mexican pharma facilities continue to be fully occupied with reasonable margins. New products are in the pipeline for the future.

In the Performance Chemicals Division, a new state-of-the-art desulphurisation unit has recently been commissioned, hence releasing manufacturing capacity to restore previously loss sales due to a fire at the facility in France.

Yule Catto is well positioned to deliver results in the years ahead with the continuous geographic expansion of its business as well as expansion of its generic development programme for the coming years.



Information Technology



In a little over a decade since inception, the Group's IT Department has diversified its activities to address IT requirements in the estates, mills, refineries and manufacturing operations. The Group has developed a host of systems – weighbridge, store, Head Office General Ledger, marketing, purchasing, fixed assets and other areas of reporting and statistical analysis.

With the rapid developments in network related technologies in the late 1980s and early 1990s, the Group was propelled to the next level of initiative – networking the Group and expanding to Sabah and Indonesia where the Group deployed the Estate Financial System (EFS), weighbridge and inventory control system.

To gain market competitiveness and manage our business with greater ease, we developed and launched Crabtree & Evelyn's e-commerce website for the retailing sector. The Group also developed its own website, www.klk.com.my to introduce its web presence, as well as Content Management System (CMS) intranet for the corporate office and retail group.

The Group has successfully implemented a full-fledged Enterprise Resource Planning (ERP) system in KL-Kepong Cocoa Products, and is poised to do the same for the other manufacturing operations of the Group.

With the rapid growth of the Internet and improvements in technology, the Group is constantly keeping abreast with the latest developments in order to achieve maximum efficiency in IT. For the future, the Group will be deploying secure wireless networking, web-enabled applications, data query using centralised database servers, reporting and also ERP systems into the Group's other manufacturing subsidiaries. We intend to use web-based technology as a strategic business tool to improve business processes and efficiency of the Group. The Group is committed to bring all the subsidiaries closer together through Virtual Private Network (VPN) technology. On the management side, the Group has successfully implemented a robust, state-of-the-art video conferencing system over Internet Protocol to bring our business partners closer to the Group.

The future will see further proliferation of IT into every aspect of the Group's business processes to enable the Group to maintain the competitive edge.


KOMPLEKS LEE LOY SENG
KDC STAFF CLUB



Mandau school, Indonesia

Social Responsibility Towards the Community



Daybreak Centre



Bengal Tiger at Zoo Negara



Students' visit



Relay For Life Committee

Underlining its corporate philosophy of sharing its success with the community, the Group continues to be committed towards the development of the community in which it operates. It supports various social projects with emphasis on charity and education.

Yayasan KLK, annually supports some 40 Malaysian youths who do not have the financial means to further their tertiary education in local institutions in various disciplines. Grants and financial support are also given to schools and universities to enable them to improve their educational facilities or for their building fund.

We continue to support various charity organisations for the less fortunate children such as Daybreak, New Horizons Society and the Perak Association for Intellectually Disabled. Old folks homes are not forgotten either and financial support is also extended to them.

KLK has been co-sponsors for various projects of the Perak Academy and the Perak Society of Performing Arts, which aim to promote Perak as a centre for education and performing arts.

Mindful of our social obligation to train and develop youths into leaders of tomorrow, the Group is actively involved in providing practical training for students and trainees from local universities and Government agencies via the Agricultural Vocational Training Centre (Lahad Datu) and the Sabah Skills Training Centre.

The Company also participates in certain national and state projects, which aim to promote national integration and unity amongst the various races in Malaysia. KLK has co-sponsored various activities organised by the Asian Strategy & Leadership Institute (ASLI), and is involved in the sponsorship of a Bengal Tiger in Zoo Negara, Kuala Lumpur.

The Group is committed to the welfare of its 23,000 strong community workforce. The Plantation workers are provided with free accommodation, medical and kindergarten educational facilities. Basic recreational facilities are also built in the Operating Centres throughout the country and in Indonesia. We have also provided a budget for the beautification of workers' quarters in the estates.

A well-equipped Training Centre established for over 20 years in Ipoh, offers refresher courses to existing employees and orientation courses to new recruits. The IT Training Laboratory has been established in Head Office, Ipoh to keep the staff abreast of current trends in IT. Regional Conferences/Meetings are being held regularly to update the managers on the latest business developments.

On the global scene, our subsidiary, Crabtree & Evelyn (C&E) has been active in various community projects. For the 11th year, C&E has been a sponsor of the Canadian Breast Cancer Foundation for breast cancer research. For the fifth consecutive year, C&E participated in the Northeastern Connecticut chapter of the American Cancer Society's Relay for Life. C&E, USA also sponsored The Horizons For Homeless Children's Sixth Annual Women's Breakfast which raised some USD329,000 from the event. Elsewhere in the world, C&E continues to support various charity functions in the form of product donations for gala events to raise funds.

Statement on Corporate Governance

The Malaysian Code on Corporate Governance ("the Code") sets out the principles and best practices for adoption by public listed companies in an effort to raise standards of corporate governance in the country.

The KLK Board recognises that the exercise of highest standards of corporate governance in all aspects of its business dealings with integrity, transparency and professionalism is the bedrock of excellence and hence the key component for the Group's continued growth and success.

The Company has complied with the Best Practices in Corporate Governance embodied in Part 2 of the Code. The Board is therefore, pleased to provide the following statement which narrates how the Company has applied the principles set out in Part 1 of the Code, unless otherwise stated.

BOARD OF DIRECTORS

The Company is led by an effective Board which sets the policies that will enable them to guide the Company to achieve its goals. The Board currently has nine substantive members and one Alternate Director. Of the nine, there is only one Executive Director and the balance are Non-Executives. The Independent Non-Executive Directors are Yeoh Chin Hin, Charles Letts, YM Tengku Robert Hamzah, R. M. Alias, Maj-Gen (R) Dato' Seri Dr. Mahmood Sulaiman and Tan Sri Dato' Thong Yaw Hong. This exceeds Bursa Malaysia Securities Berhad ("Bursa Securities") Listing Requirements, to have one third of the Board consisting of Independent Directors. The Board composition of Executive Directors and Non-Executive Directors including the Independent Non-Executive Directors, ensures that no individuals or small group of individuals dominates the Board's decision making. Together, the Directors bring a wide spectrum of business acumen, financial experience, skills and perspectives necessary to carry out the Group's business operations. A brief profile of each Director is presented on pages 6 to 9.

The Board meets on a scheduled basis and has formal schedule of matters reserved to its meetings. For the financial year ended 30 September 2004, the Board held four meetings. Directors' attendance to these meetings can be found in the Profiles of Directors on pages 6 to 9.

At Board Meetings, strategies, performance and resources of the Group are being reviewed and evaluated as against their budgets and targets in light of any changing circumstances whether economic, social or political. Although all the Directors have an equal responsibility for the Group's operations, the pivotal role played by the Independent Non-Executive Directors is vital to ensure that strategies formulated or transactions proposed by management are amply discussed in an unbiased and independent manner, taking into account the interests of all stakeholders.

In discharging its fiduciary duty, the Board is assisted by Board Committees, namely the Audit Committee, the Nomination Committee and the Remuneration Committee. The Board, through these Committees, addresses and monitors the principal risks affecting or that may affect the Group's operations and the measures that could be taken to mitigate such risks. The terms of reference of each Committee have been approved by the Board.

In addition, where necessary, the Board may call in outside expert professionals in their respective fields to express their views on specific matters, in the furtherance of their duties.

AUDIT COMMITTEE (established in 1993)

The composition and terms of reference of this Committee together with its report are presented on pages 42 to 43 of the Annual Report.

NOMINATION COMMITTEE (established in 2001)

The Committee's responsibility, among others, is to recommend the right candidate with the necessary skills, experience and competencies to be filled in the Board. The Board as a whole makes the decisions on the new appointments and is also responsible for assessing the performance of each existing Director.

The Board's Nomination Committee comprises three Non-Executive Directors, majority of whom are Independent. The members are:

Yeoh Chin Hin (Chairman) - Independent Non-Executive Director
Tan Sri Dato' Thong Yaw Hong - Independent Non-Executive Director
Dato' Lee Hau Hian - Non-Independent Non-Executive Director

The Committee meets at least once a year. For the financial year ended 30 September 2004, the Committee held one meeting. No new appointments were made to the Board for the financial year under review.

REMUNERATION COMMITTEE (established in 1994)
This Committee's primary responsibility is to develop and to review the remuneration policy for the plantation sector and the manufacturing sector of the Group. The Committee's remuneration package for senior management and that for the Executive Directors are subject to the approval of the Board and in the case of Non-Executive Directors' fees including Board Committees' fees, the approval of the shareholders. The members of the Remuneration Committee, all of whom are Independent Non-Executive Directors, are as follows:

R.M. Alias (Chairman)
Yeoh Chin Hin
Maj-Gen (R) Dato' Seri Dr. Mahmood Sulaiman

The Committee meets on a need basis. For the financial year ended 30 September 2004, the Committee held one meeting.

DIRECTORS' REMUNERATION
The Company pays its Non-Executive Directors annual fees which was last revised in 2003 and are approved annually by the shareholders. In addition, members to Board Committees are paid a meeting allowance for each Committee meeting they attend. The Directors are also reimbursed reasonable expenses incurred by them in the course of carrying out their duties on behalf of the Company.

The Company's framework on Directors' remuneration has the underlying objectives of attracting and retaining the Directors of high calibre needed to run the Group successfully. In the case of the Chairman/CEO and the Executive Directors, the component parts of the remuneration are structured so as to link rewards to corporate and individual performance. In the case of Non-Executive Directors, the level of remuneration reflects the expertise, experience and level of responsibilities undertaken by a particular Non-Executive Director concerned. The Board also takes into consideration information provided by independent consultants or from survey data.

The appropriate Directors' remuneration paid or payable or otherwise made available from the Company and its subsidiary companies during the financial year are presented in the table below:

(a) Aggregate remuneration of Directors categorised into appropriate components:

	Directors	
Components	Executive RM'000	Non-Executive RM'000
Fees	-	726
Salaries	705	-
Bonus	702	-
Benefits-in-Kind	30	-
Other Emoluments	455	11
Total	1,892	737

(b) The number of Directors of the Company whose total remuneration falls within the following bands:

	Number of Directors	
Range of remuneration	Executive	Non-Executive
RM50,001 to RM100,000	-	7
RM100,001 to RM150,000	-	1
RM650,001 to RM700,000	1	-
RM1,200,001 to RM1,250,000	1	-

Currently there are no contracts of service between any Director and the Company or its subsidiaries having an unexpired term of more than one year, except for the Chairman/CEO, Dato' Lee Oi Hian. The contract with the Chairman/CEO will expire on 19 December 2008.

RE-ELECTION OF DIRECTORS
In accordance with the Company's Articles of Association, all newly appointed Directors are subject to re-election by the shareholders at the first Annual General Meeting following their appointments. No new appointment was made for the year ended 30 September 2004.

In accordance with the Articles of Association, one third of the remaining Directors are required to retire by rotation at the Annual General Meeting held annually and that all Directors shall retire at least once in every 3 years. The Director due to retire by rotation at the forthcoming Annual General Meeting is shown on the Notice of Meeting (Ordinary Resolution 3) on page 120.

Directors over seventy years old are required to submit themselves for re-appointment annually in accordance to Section 129(6), Companies Act, 1965. Directors seeking re-appointment under this Section at the forthcoming Annual General Meeting are shown on the Notice of Meeting (Ordinary Resolutions 4 and 5) on page 120.

SUPPLY OF INFORMATION TO BOARD MEMBERS

Board Meetings are structured with a pre-set agenda which encompasses all aspects of matters under discussion. This will enable the Directors to look at both qualitative and quantitative factors so that informed decisions are made. Board papers for the Agenda are circulated to Directors well before the meeting date to give Directors time to deliberate on the issues to be raised at the meeting. Monthly reports on the financial performance of the Company and Group are also circulated to the Directors for their views and comments. All proceedings of Board Meetings are minuted and signed by the Chairman of the Meeting in accordance with the provision of Section 156 of the Companies Act, 1965.





At other times, Directors have unrestricted direct access to the Senior Management and the services of the Company Secretaries who advise the Board on the Company's policies and procedures, Directors' responsibilities under the respective legislations and regulations, and the Company's compliance with the relevant laws, regulations and regulatory requirements. Directors, especially newly appointed ones, are encouraged to visit the Group's operating centres to have an insight on the Group's various operations matters which would assist the Board to make effective decisions relating to the Group.

All the Directors have attended and completed the Mandatory Accreditation Programme conducted by the Research Institute of Investment Analysts Malaysia (now known as Bursa Malaysia Training Sdn Bhd). The Directors have also been attending the Continuing Education Programmes which are necessary to ensure that they are kept abreast on various issues having relevance to the constantly changing environment within which the business of the Group operates.

RELATIONS WITH SHAREHOLDERS AND INVESTORS

The Annual General Meeting ("AGM") is the principal forum for dialogue and interaction with the shareholders of the Company. The Board encourages shareholders' active participation at the Company's AGM and endeavours to ensure all Board Members are in attendance. The Auditors are also present in the Company's AGM. At the AGM, the Board presents the performance of the Group as contained in the Annual Report and shareholders present are given the opportunity to raise questions or to seek more information. Resolutions tabled and passed at the Meeting are released to the Stock Exchanges on the same day to enable the public to know the outcome.





In addition, the Company makes various announcements through the Stock Exchanges, in particular the timely release of the quarterly results within two months from the close of a particular quarter. Summaries of the interim and the full year's results are advertised in the local newspapers and copies of the full announcement are supplied to the shareholders and members of the public upon request. Members of the public can also obtain the full financial results and the Company's announcements from the Company's website at *www.klk.com.my* and also the Bursa Securities' website.

The Board recognises the importance of keeping shareholders and investors informed of the Group's business and corporate developments. Henceforth, the Company's website is also being used as a forum to communicate with the shareholders and investors and to provide information on the Group's business activities.

The Board has appointed R.M. Alias as the Senior Non-Executive Director to whom shareholders can address their concerns. At all times, shareholders may contact the Company Secretaries for information on the Company.

Dialogues/presentations are held periodically with investors and analysts at the Head Office or roadshows. For the financial year ended 30 September 2004, the Company also participated in the Minggu Saham Amanah Malaysia in Kepala Batas where potential investors and members of the public can obtain information on the Group's business and performance.

FINANCIAL REPORTING

The Board takes responsibility for presenting a balanced and understandable assessment of the Group's operations and prospects each time it releases its quarterly and annual financial statements to shareholders. The Audit Committee reviews the information to be disclosed to ensure its accuracy, adequacy and compliance to the appropriate accounting standards.

INTERNAL CONTROLS
The Statement on Internal Control is set out on pages 40 to 41.

RELATIONSHIP WITH THE AUDITORS
The role of the Audit Committee in relation to the external auditors is elaborated on pages 42 to 43.

COMPLIANCE WITH THE CODE
Save as disclosed below, the Group has substantially complied with the Principles and Best Practices of the Code:

(a) Details of the Directors' remuneration are set out in applicable bands of RM50,000 which comply with Bursa Securities Listing Requirements but however, it represents a departure from the Principles of Corporate Governance of the Code which prescribes individual disclosure of directors' remuneration packages. The Board is of the view that transparency and accountability aspects of Corporate Governance in respect of the Directors' remuneration are appropriately addressed by the band disclosure method.

(b) The Board is mindful of the dual roles held by the Chairman/CEO but is of the view that there are sufficient independent Directors on the Board with wide experience and expertise to provide the necessary check and balance. Further, the Board has also developed over the years a clearly defined framework including the formation of various Board Committees to discuss and decide on policy matters and related issues on a regular basis. The Chairman/CEO as a rule abstains from all deliberations and voting on matters which he is directly or deemed interested. All related party transactions involving him are dealt with in accordance with the Bursa Securities Listing Requirements.

DIRECTORS' RESPONSIBILITY STATEMENT
In respect of the preparation of the audited financial statements, the Directors are required by the Companies Act, 1965 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and Group and their results and cash flows for that year. In preparing the financial statements for the financial year ended 30 September 2004, the Directors have:

- used appropriate accounting policies and applied them consistently;
- made judgements and estimates that are reasonable and prudent;
- stated whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

The Directors are responsible for ensuring that proper accounting records are kept and which disclose with reasonable accuracy the financial position of the Company and Group to enable them to ensure that the financial statements comply with the Companies Act, 1965. They have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Company, to prevent and detect fraud and other irregularities.

OTHER INFORMATION

Option warrants and convertible securities
The Company has not issued any warrants and convertible securities during the financial year.

American Depository Receipt ("ADR")
KLK has ADR Programme (Level 1) in the United States of America ("USA") sponsored by JPMorgan Chase Bank ("JPMorgan"). Under the ADR Programme, a maximum of 21.3 million ordinary shares of RM1.00 each in KLK, representing approximately 3% of its current issued and paid-up share capital, are tradable in ADRs over-the-counter in the USA in the ratio of 1 (one) ADR to 10 (ten) KLK shares. JPMorgan, the depositary bank has appointed Malayan Banking Berhad, Kuala Lumpur as its sole custodian of the KLK shares for the ADR Programme. As at the year ended 30 September 2004, no KLK shares have been deposited with the custodian and therefore, there are no ADRs outstanding at this time.

Sanctions and/or penalties
There was no material sanctions and/or penalties imposed on the Company and its subsidiaries, Directors or management by the relevant regulatory bodies during the financial year.

Profit guarantee
During the financial year, there was no profit guarantee issued by the Company.

Material contracts
Material contracts for the Company and its subsidiaries involving Directors either subsisting at the end of the financial year or entered into since the end of the previous financial year are disclosed in Note 29 to the financial statements under "Related Party Transactions" on pages 81 to 83.

22 November 2004

Statement on Internal Control

The Malaysian Code on Corporate Governance requires the Board of Directors to maintain a sound system of internal control to safeguard shareholders' investments and the Group's assets. The Board of Directors of Kuala Lumpur Kepong Berhad ("the Board") is committed to maintaining a sound system of internal control in the Group and is pleased to provide the following Statement on Internal Control pursuant to paragraph 15.27(b) of the Bursa Malaysia Securities Berhad Listing Requirements ("Bursa Securities Listing Requirements").

The External Auditors have reviewed this statement pursuant to paragraph 15.24 of the Bursa Securities Listing Requirements and have reported to the Board that it appropriately reflects the processes that the Board has adopted in reviewing the adequacy and integrity of the system of internal control.

Set out below is the Board's Internal Control Statement which outlines the nature and state of internal control of the Group during the year.

BOARD RESPONSIBILITY

The Board acknowledges its responsibility for the Group's system of internal control which includes the establishment of an appropriate control environment and framework as well as reviewing its adequacy and integrity.

The Board also recognises that a sound system of internal control can only reduce but not eliminate the possibility of poor judgement in decision making, human error, control process being deliberately circumvented by employees, management overriding controls and the occurrence of unforeseeable circumstances. Accordingly, the system could provide only reasonable but not absolute assurance against material misstatement, operational failures, fraud or loss.

KEY COMPONENTS OF INTERNAL CONTROL ENVIRONMENT

Risk Management Framework

There is in place a formal and on-going process to identify, evaluate and manage significant risks faced by the Group. This process entails the establishment of an appropriate risk management framework to embed risk management precepts in the processes and activities of the Group. This includes identifying principal business risks in critical areas, assessing the likelihood and impact of material exposures and determining its corresponding risk mitigation and treatment measures.

As part of the risk management framework, a Group Risk Management Committee ("GRMC") has been established and is chaired by the Chairman/CEO of the Group.

The on-going processes are co-ordinated by the Internal Audit Division in conjunction with all the business heads within the Group and reporting periodically to the GRMC.

Board Meetings

The Board meets at least quarterly and has a formal agenda on matters for discussion. The Chairman/CEO leads the presentation of board papers and provides comprehensive explanation of pertinent issues. In arriving at any decision, on recommendation by the Management, a thorough deliberation and discussion by the Board is a prerequisite. In addition, the Board is kept updated on the Group's activities and operations on a regular basis.

Organisational structure with formally defined responsibility lines and delegation of authority

There is in place an organisational structure with formally defined responsibility lines and authorities to facilitate quick response to changes in the evolving business environment and accountability for operation performance. Capital and non-capital expenditures and acquisition and disposal of investment interest are subject to appropriate approval processes.

Performance Management framework

Comprehensive management reports are generated on a regular and consistent basis to facilitate the Board, the Group's Management to perform financial and operating reviews on the various operating units. The reviews encompass areas such as financial and non-financial key performance indicators, variances between budget and operating results and compliance with laws and regulations.

The Group has in place a detailed and well-controlled budgeting process that provides a responsibility accounting framework.

Operational policies and procedures

The documented policies and procedures form an integral part of the internal control system to safeguard the Group's assets against material losses and ensure complete and accurate financial information. The documents consist of memoranda, circulars, manuals and handbooks that are continuously being revised and updated to meet operational needs.

Group Internal Audit

The Group Internal Auditor, who reports directly to the Audit Committee, conducts reviews on the systems of internal control and the effectiveness of the processes that are in place to identify, manage and report risks. The routine reviews are being conducted on units under the Group's major core activities.

WEAKNESS IN INTERNAL CONTROL

Continuous Management efforts are in place to improve the internal control systems. There was no material loss which occurred during the year that resulted from weaknesses in the internal control systems.

22 November 2004

Audit Committee

MEMBERS
YM Tengku Robert Hamzah – Chairman *(Independent Non-Executive Director)*
Datuk Abdul Rahman bin Mohd. Ramli *(Non-Independent Non-Executive Director and MIA member)*
Maj-Gen (R) Dato' Seri Dr. Mahmood Sulaiman *(Independent Non-Executive Director)*

TERMS OF REFERENCE
The Audit Committee ("Committee") was established in 1993 to serve as a Committee of the Board. The terms of reference of the Committee are set out below:

Duties and Responsibilities
The Committee shall:

- Provide assistance to the Board of Directors (the "Board") in fulfilling its fiduciary responsibilities relating to corporate accounting and reporting practices for Kuala Lumpur Kepong Berhad (the "Company") and all its subsidiaries (the "Group").
- Maintain through regularly scheduled meetings, a direct line of communication between the Board and the External and Internal Auditors.
- Propose, monitor and ensure an adequate system of risk management for Management to safeguard the Group's assets and operations.
- Act upon the Board's request to investigate and report on any issues or concerns with regard to the Management of the Group.

Authority
- The Committee is authorised by the Board to investigate any activity within its terms of reference. It is authorised to seek any information it requires from any employee and all employees are directed to co-operate with any request made by the Committee.
- The Committee shall have unlimited access to all information and documents relevant to its activities as well as to the internal and external auditors and senior management of the Group.
- The Committee is authorised by the Board to obtain outside legal or other independent professional advice and to secure the attendance of outsiders with relevant experience and expertise if it considers this necessary.

Financial Procedures and Financial Reporting
Review of the quarterly and year-end financial statements of the Company and the Group to ensure compliance with appropriate accounting policies, accounting standards and disclosure requirements before submitting them to the Board.

Related Party Transactions
To consider any related party transactions that may arise within the Company or the Group.

External Audit
- Review the audit plan of the external auditors;
- Review the external auditors' report and to evaluate their findings and recommendations for actions to be taken;
- Consider the nomination, appointment and the re-appointment of external auditors, their fees and any questions on resignation and dismissal;
- To report promptly to the Bursa Malaysia Securities Berhad ("Bursa Securities") on any matter reported by it to the Board which has not been satisfactorily resolved resulting in a breach of the Bursa Securities Requirements.

Internal Audit
- Review the adequacy of the scope, functions and resources of the internal audit function, and that it has the necessary authority to carry out its work;
- Review the internal audit programme and results of the internal audit process and where necessary, ensure that appropriate action is taken on the recommendations of the internal audit function;
- Review the performance of the Internal Audit Division ("IAD") to ensure that they have the standing to exercise independence and professionalism in discharging their duties.

COMPOSITION
The terms of office and performance of each of the member of the Committee shall be reviewed by the Board at least once every 3 years.

MEETINGS
During the financial year ended 30 September 2004, five Committee meetings were held. A record of the attendance to these meetings is as follows:

	No. of Meetings Attended
YM Tengku Robert Hamzah	5
Datuk Abdul Rahman bin Mohd. Ramli	5
Maj-Gen (R) Dato' Seri Dr. Mahmood Sulaiman	5

INTERNAL AUDIT FUNCTION
The Group has an adequately resourced IAD whose principal responsibility is to undertake regular and systematic reviews of the systems of controls so as to provide reasonable assurance that such systems continue to operate satisfactorily and effectively in the Company and the Group. The IAD reports directly to the Committee and is independent of the activities they audit. In addition, the IAD also conducts investigations and special reviews at the request of Management.

The IAD regularly submits the audit reports on their audit activities and the internal audit findings are tabled at the Committee meetings. The Head of the IAD attends the Committee meetings to present the internal audit findings and makes appropriate recommendations on any areas of concern within the Company and the Group for the Committee's deliberation.

In 2003/2004, a total of 180 audits, reviews and investigations were carried out spanning the Group's operations.

ACTIVITIES
The summary of activities of the Committee during the year under review was as follows:

- Reviewed the quarterly financial statements and Annual Report of the Group prior to presentation for the Board's approval, focusing particularly on:
  - changes in or implementation of major accounting policy;
  - significant and unusual events;
  - the going concern assumption; and
  - compliance with accounting standards and other legal requirements.
- Reviewed the related party transactions that had arisen within the Company or the Group.
- Considered the appointment of external auditors and their request for increase in audit fees.
- Reviewed with the external auditors their audit plan prior to commencement of audit.
- Discussed and reviewed the Group's financial year-end statements with the external auditors including issues and findings noted in the course of the audit of the Group's Financial Statements.
- Reviewed and discussed with the external auditors their evaluation of the system of internal control of the Group.
- Reviewed and deliberated on reports of audits conducted by the IAD.
- The Committee also appraised the adequacy of actions and remedial measures taken by the Management in resolving the audit issues reported and recommended further improvement measures.
- Reviewed and assessed the risk management activities of the Company and the Group.



a rock solid foundation

The Financial

The Directors of Kuala Lumpur Kepong Berhad have pleasure in submitting their Report together with the audited financial statements of the Group consisting of the Company and its subsidiaries and of the Company for the year ended 30 September 2004.

PRINCIPAL ACTIVITIES

The Company carries on the business of producing and processing palm products and natural rubber on its plantations. The Group's subsidiary and associated companies are involved in the business of plantation, manufacturing, retailing, property development and investment holding. There have been no significant changes in the nature of these activities during the year ended 30 September 2004.

RESULTS

	Group RM'000	Company RM'000
Profit before taxation	609,960	324,622
Tax expense	(159,889)	(77,963)
Profit after taxation	450,071	246,659
Minority interests	(19,822)	-
Net profit for the year	430,249	246,659

DIVIDENDS

The amounts paid or declared by way of dividend by the Company since the end of the previous financial year were:

(i) a final dividend of 9 sen gross per share, less 28% income tax, amounting to RM46,007,000 in respect of the year ended 30 September 2003 was paid on 15 March 2004, as proposed in last year's report;

(ii) a special dividend of 10 sen gross per share, less 28% income tax, amounting to RM51,118,000 in respect of the year ended 30 September 2003 was paid on 15 March 2004, as proposed in last year's report; and

(iii) an interim dividend of 6 sen gross per share, tax exempt, amounting to RM42,599,000 in respect of the year ended 30 September 2004 was paid on 9 August 2004.

The Directors recommend the payment of a final dividend of 9 sen gross per share, less 28% income tax and a special dividend of 15 sen gross per share, less 28% income tax totalling RM122,684,000 for the year ended 30 September 2004 which, subject to approval at the Annual General Meeting of the Company, will be paid on 21 March 2005 to shareholders on the Company's register of members at the close of business on 24 February 2005.

RESERVES AND PROVISIONS

All material transfers to and from reserves and provisions during the financial year have been disclosed in the financial statements.

ISSUED AND PAID-UP CAPITAL

During the financial year, the Company has not made any purchase of its own shares or re-sale of the treasury shares since the fresh mandate for the share buy back scheme approved by the shareholders of the Company at the Extraordinary General Meeting ("EGM") held on 18 February 2004. Details of the shares bought back and retained as treasury shares are as follows:

Month	No. Of Shares Bought Back And Held As Treasury Shares	Per Share Highest Price Paid RM	Per Share Lowest Price Paid RM	Per Share Average Price Paid RM	Total Consideration RM '000
February 1999	1,208,000	5.90	5.10	5.58	6,823
March 1999	1,131,000	5.25	4.72	4.86	5,559
January 2002	200,000	5.30	5.30	5.30	1,065
	2,539,000				13,447

The mandate given by the shareholders will expire at the forthcoming Annual General Meeting ("AGM") and an ordinary resolution will be tabled at the Company's EGM to be convened on the same day of the Company's AGM for shareholders to grant a fresh mandate for another year.

DIRECTORS OF THE COMPANY

Directors who served since the date of the last report are shown on page 5.

In accordance with the Company's Articles of Association, YM Tengku Robert Hamzah retires by rotation from the Board at the forthcoming Annual General Meeting, and being eligible, offers himself for re-election.

Tan Sri Dato' Thong Yaw Hong and R.M. Alias retire from the Board at the forthcoming Annual General Meeting pursuant to Section 129(2) of the Companies Act, 1965, and resolutions will be proposed for their re-appointments as Directors under the provision of Section 129(6) of the said Act to hold office until the conclusion of the following Annual General Meeting of the Company.

Yeoh Chin Hin, Charles Letts and Maj-Gen (R) Dato' Seri Dr. Mahmood Sulaiman retire from the Board at the forthcoming Annual General Meeting pursuant to Section 129(2) of the Companies Act, 1965, and will not seek re-appointment.

DIRECTORS' SHAREHOLDINGS

Details of the Directors' shareholdings in the Company of those who were Directors at year end as recorded in the Register of Directors' Shareholdings are as follows:

Name	Number of Shares of RM1 each Balance at 1.10.2003	Bought	Sold	Balance at 30.9.2004	% of Issued Share Capital#
Dato' Lee Oi Hian					
- held directly	48,000	-	-	48,000	0.01
- deemed interested	329,997,600	2,134,900	-	332,132,500	46.78
Yeoh Chin Hin					
- held directly	1,050,000	-	-	1,050,000	0.15
- deemed interested	80,000	-	-	80,000	0.01
Charles Letts					
- held directly	456,000	-	-	456,000	0.06
- deemed interested	-	-	-	-	-
YM Tengku Robert Hamzah					
- held directly	73,000	-	-	73,000	0.01
- deemed interested	170,000	-	-	170,000	0.02
R. M. Alias					
- held directly	225,000	-	-	225,000	0.03
- deemed interested	-	-	-	-	-
Dato' Lee Hau Hian					
- held directly	55,500	-	-	55,500	0.01
- deemed interested	329,997,600	2,134,900	-	332,132,500	46.78

Name	Number of Shares of RM1 each				% of Issued Share Capital#
	Balance at 1.10.2003	Bought	Sold	Balance at 30.9.2004	
Tan Sri Dato' Thong Yaw Hong					
- held directly	70,000	-	-	70,000	0.01
- deemed interested	45,000	-	-	45,000	0.01
Yeoh Eng Khoon (alternate to Yeoh Chin Hin)					
- held directly	240,000	-	-	240,000	0.03
- deemed interested	2,120,000	-	-	2,120,000	0.30

Based on 709,977,128 shares excluding 2,539,000 treasury shares.

Other than the abovementioned Directors, no other Director in office at the end of the year held any shares in the Company.

Except for Dato' Lee Hau Hian who holds 358,668 shares in the Company as a bare trustee, none of the other Directors has any non-beneficial interest in the shares of the Company during the financial year.

Dato' Lee Oi Hian's and Dato' Lee Hau Hian's deemed interest in the shares of the Company increased by 2,078,400 shares between 30 September 2004 and 1 December 2004. Except for the aforesaid, there were no changes notified by the Directors in any of their direct or deemed interest in the share capital of the Company during the period.

By virtue of their deemed interests in the shares of the Company, Dato' Lee Oi Hian and Dato' Lee Hau Hian are deemed to have an interest in the shares of the subsidiaries of the Company to the extent of the Company's interest in the respective subsidiaries as disclosed under Note 33 on the financial statements.

No other Director in office has any beneficial interest in the shares of related corporations of the Company during the financial year.

DIRECTORS' BENEFITS

Since the end of the previous financial year, no Director of the Company has received nor become entitled to receive any benefit (other than a benefit included in the aggregate amount of emoluments received or due and receivable by Directors and the consultancy fee paid to a Director shown in the Group financial statements), by reason of a contract made by the Company or a related company with a Director or with a firm of which the Director is a member, or with a company in which the Director has a substantial financial interest, except for any deemed benefits that may accrue to certain Directors by virtue of normal trading transactions by the Group and the Company with related parties as disclosed under Note 29 on the financial statements.

There were no arrangements during and at the end of the year which the Company was a party to which had the object of enabling Directors of the Company to acquire benefits by means of the acquisition of shares or debentures of the Company or any other body corporate.

OPTIONS GRANTED OVER UNISSUED SHARES

No options were granted to any person to take up unissued shares of the Company during the year.

OTHER STATUTORY INFORMATION

Before the financial statements of the Group and of the Company were made out, the Directors took reasonable steps to ascertain that:

(i) all known bad debts have been written off and adequate provision made for doubtful debts; and

(ii) all current assets have been stated at the lower of cost and net realisable value.

At the date of this report, the Directors of the Company are not aware of any circumstances:

(i) that would render the amount written off for bad debts, or the amount of the provision for doubtful debts, in the Group and Company inadequate to any substantial extent; or

(ii) that would render the values attributed to the current assets in the financial statements of the Group and of the Company misleading; or

(iii) which have arisen which render adherence to the existing method of valuation of assets or liabilities of the Group and of the Company misleading or inappropriate; or

(iv) not otherwise dealt with in this report or the financial statements, that would render any amount stated in the financial statements of the Group and of the Company misleading.

At the date of this report, there does not exist:

(i) any charge on the assets of the Group or of the Company which has arisen since the end of the financial year and which secures the liabilities of any other person; or

(ii) any contingent liability in respect of the Group or of the Company that has arisen since the end of the financial year.

No contingent liability or other liability of any company in the Group has become enforceable, or is likely to become enforceable within the period of twelve months after the end of the financial year which in the opinion of the Directors will or may substantially affect the ability of the Group and of the Company to meet their obligations as and when they fall due other than that disclosed under Note 32 on the financial statements.

In the opinion of the Directors, except for the effects of any change in accounting policies adopted since the last report as disclosed in the financial statements, the results of the operations of the Group and of the Company for the financial year ended 30 September 2004 have not been substantially affected by any item, transaction or event of a material and unusual nature, nor have any such item, transaction or event occurred in the interval between the end of that financial year and the date of this report.

AUDITORS

The retiring auditors, Messrs. KPMG, have indicated their willingness to accept re-appointment.

On Behalf of the Board

DATO' LEE OI HIAN
(Chairman/CEO)

YEOH CHIN HIN
(Director)

13 December 2004

		Group		Company	
	Note	**2004** **RM'000**	2003 RM'000 (Restated)	**2004** **RM'000**	2003 RM'000
Revenue	2	**3,883,483**	3,473,531	**712,277**	505,078
Operating profit	3	**567,733**	482,556	**324,622**	152,126
Finance cost	4	**(5,686)**	(5,615)	**-**	-
Share of results of associated companies	3	**47,913**	78,560	**-**	-
Profit before taxation		**609,960**	555,501	**324,622**	152,126
Tax expense					
Company and subsidiary companies	7	**(137,493)**	(124,905)	**(77,963)**	(35,264)
Associated companies	7	**(22,396)**	(31,579)	**-**	-
		(159,889)	(156,484)	**(77,963)**	(35,264)
Profit after taxation		**450,071**	399,017	**246,659**	116,862
Minority interests		**(19,822)**	(17,739)	**-**	-
Net profit for the year		**430,249**	381,278	**246,659**	116,862
		Sen	Sen	**Sen**	Sen
Earnings per share	8	**60.6**	53.7	**34.7**	16.5
Net dividends per share - 6 sen tax exempt and 24 sen gross less 28% income tax (2003: 25 sen gross less 28% income tax)	9	**23.3**	18.0	**23.3**	18.0

The accompanying notes form an integral part of the financial statements.

	Note	Group 2004 RM'000	Group 2003 RM'000 (Restated)	Company 2004 RM'000	Company 2003 RM'000
PROPERTY, PLANT AND EQUIPMENT	10	**2,352,652**	2,273,656	**642,714**	640,098
LAND HELD FOR PROPERTY DEVELOPMENT	11	**194,389**	54,652	**-**	-
SUBSIDIARY COMPANIES	12	**-**	-	**1,018,984**	963,585
ASSOCIATED COMPANIES	13	**493,443**	497,020	**97,461**	94,675
OTHER INVESTMENTS	14	**94,579**	82,473	**652**	652
DEFERRED TAX ASSETS	15	**5,176**	9,490	**-**	-
INTANGIBLE ASSETS	16	**19,060**	18,837	**-**	-
GOODWILL ON CONSOLIDATION		**60,369**	60,369	**-**	-
		3,219,668	2,996,497	**1,759,811**	1,699,010
CURRENT ASSETS					
Inventories	17	**511,975**	478,133	**22,785**	21,482
Trade receivables	18	**298,578**	256,226	**13,094**	8,037
Other receivables, deposits and prepayments	19	**209,387**	169,345	**46,207**	44,769
Property development costs	20	**20,489**	17,696	**-**	-
Cash and cash equivalents	21	**636,264**	606,545	**95,266**	56,269
Amounts owing by subsidiary companies	12	**-**	-	**1,479,324**	1,336,045
		1,676,693	1,527,945	**1,656,676**	1,466,602
Less: CURRENT LIABILITIES					
Trade payables	22	**178,546**	123,644	**6,530**	5,482
Other payables	23	**153,477**	153,724	**35,668**	39,538
Taxation		**50,340**	38,197	**-**	-
Borrowings	24	**130,085**	139,098	**-**	-
Finance leases	25	**178**	260	**-**	-
Amounts owing to subsidiary companies	12	**-**	-	**274,466**	127,581
		512,626	454,923	**316,664**	172,601
NET CURRENT ASSETS		**1,164,067**	1,073,022	**1,340,012**	1,294,001
		4,383,735	4,069,519	**3,099,823**	2,993,011
Financed by:					
SHARE CAPITAL	26	**712,516**	712,516	**712,516**	712,516
RESERVES	27	**3,322,593**	3,051,452	**2,387,581**	2,279,983
		4,035,109	3,763,968	**3,100,097**	2,992,499
Less: COST OF TREASURY SHARES		**(13,447)**	(13,447)	**(13,447)**	(13,447)
SHAREHOLDERS' EQUITY		**4,021,662**	3,750,521	**3,086,650**	2,979,052
MINORITY INTERESTS		**137,894**	125,078	**-**	-
LONG TERM AND DEFERRED LIABILITIES					
Deferred tax liabilities	15	**158,662**	135,876	**3,700**	4,700
Provision for retirement benefits	28	**40,456**	38,739	**9,473**	9,259
Borrowings	24	**24,849**	18,938	**-**	-
Finance leases	25	**212**	367	**-**	-
		224,179	193,920	**13,173**	13,959
		4,383,735	4,069,519	**3,099,823**	2,993,011

The accompanying notes form an integral part of the financial statements.

	Share Capital RM'000	Capital Reserve RM'000	Revaluation Reserve RM'000	Capital Redemption Reserve RM'000	Exchange Fluctuation Reserve RM'000	General Reserve RM'000	Revenue Reserve RM'000	Treasury Shares RM'000	Total RM'000
At 1 October 2002 as previously stated	712,516	1,155,919	49,745	10,385	43,743	14,337	1,451,370	(13,447)	3,424,568
Effect of adopting MASB 29	-	-	-	-	-	-	(11,900)	-	(11,900)
As restated	712,516	1,155,919	49,745	10,385	43,743	14,337	1,439,470	(13,447)	3,412,668
Share of reserves of associated companies	-	-	-	1,350	-	-	3,577	-	4,927
Currency translation differences	-	2	-	-	53,883	-	-	-	53,885
Net gains not recognised in the income statement	-	2	-	1,350	53,883	-	3,577	-	58,812
Net profit for the year - restated	-	-	-	-	-	-	381,278	-	381,278
Dividends paid									
- 2002 final	-	-	-	-	-	-	(46,007)	-	(46,007)
- 2002 special	-	-	-	-	-	-	(25,559)	-	(25,559)
- 2003 interim	-	-	-	-	-	-	(30,671)	-	(30,671)
Transfer from revenue reserve to capital reserve	-	2,334	-	-	-	-	(2,334)	-	-
At 30 September 2003 - restated	**712,516**	**1,158,255**	**49,745**	**11,735**	**97,626**	**14,337**	**1,719,754**	**(13,447)**	**3,750,521**
Share of reserves of associated companies	**-**	**-**	**-**	**-**	**-**	**-**	**(18,074)**	**-**	**(18,074)**
Arising from redemption of redeemable preference shares	**-**	**-**	**-**	**3,132**	**-**	**-**	**(3,132)**	**-**	**-**
Currency translation differences	**-**	**(41)**	**-**	**-**	**(1,269)**	**-**	**-**	**-**	**(1,310)**
Net (losses)/gain not recognised in the income statement	**-**	**(41)**	**-**	**3,132**	**(1,269)**	**-**	**(21,206)**	**-**	**(19,384)**
Net profit for the year	**-**	**-**	**-**	**-**	**-**	**-**	**430,249**	**-**	**430,249**
Dividends paid									
- 2003 final	**-**	**-**	**-**	**-**	**-**	**-**	**(46,007)**	**-**	**(46,007)**
- 2003 special	**-**	**-**	**-**	**-**	**-**	**-**	**(51,118)**	**-**	**(51,118)**
- 2004 interim	**-**	**-**	**-**	**-**	**-**	**-**	**(42,599)**	**-**	**(42,599)**
Transfer from revenue reserve to capital reserve	**-**	**36,958**	**-**	**-**	**-**	**-**	**(36,958)**	**-**	**-**
At 30 September 2004	**712,516**	**1,195,172**	**49,745**	**14,867**	**96,357**	**14,337**	**1,952,115**	**(13,447)**	**4,021,662**
	Note 26	←			Note 27			→	

The accompanying notes form an integral part of the financial statements.

Statement Of Changes In Equity Of The Company
For The Year Ended 30 September 2004

	Share Capital RM'000	Capital Reserve RM'000	Revaluation Reserve RM'000	Capital Redemption Reserve RM'000	Exchange Fluctuation Reserve RM'000	General Reserve RM'000	Revenue Reserve RM'000	Treasury Shares RM'000	Total RM'000
At 1 October 2002	712,516	1,355,492	34,736	285	87,886	14,337	770,946	(13,447)	2,962,751
Net gains not recognised in the income statement									
- Currency translation differences	-	-	-	-	1,676	-	-	-	1,676
Net profit for the year	-	-	-	-	-	-	116,862	-	116,862
Dividends paid									
- 2002 final	-	-	-	-	-	-	(46,007)	-	(46,007)
- 2002 special	-	-	-	-	-	-	(25,559)	-	(25,559)
- 2003 interim	-	-	-	-	-	-	(30,671)	-	(30,671)
Transfer from revenue reserve to capital reserve	-	1,155	-	-	-	-	(1,155)	-	-
At 30 September 2003	**712,516**	**1,356,647**	**34,736**	**285**	**89,562**	**14,337**	**784,416**	**(13,447)**	**2,979,052**
Net gains not recognised in the income statement									
- Currency translation differences	-	-	-	-	**663**	-	-	-	**663**
Net profit for the year	-	-	-	-	-	-	**246,659**	-	**246,659**
Dividends paid									
- 2003 final	-	-	-	-	-	-	**(46,007)**	-	**(46,007)**
- 2003 special	-	-	-	-	-	-	**(51,118)**	-	**(51,118)**
- 2004 interim	-	-	-	-	-	-	**(42,599)**	-	**(42,599)**
Transfer from revenue reserve to capital reserve	-	**17,508**	-	-	-	-	**(17,508)**	-	-
At 30 September 2004	**712,516**	**1,374,155**	**34,736**	**285**	**90,225**	**14,337**	**873,843**	**(13,447)**	**3,086,650**
	Note 26	←			Note 27			→	

The accompanying notes form an integral part of the financial statements.

	2004 RM'000	2003 RM'000 (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before taxation	**609,960**	555,501
Adjustments for:		
Depreciation	**110,238**	96,999
Amortisation of leasehold land	**3,243**	2,433
Amortisation of intangible assets	**1,281**	1,151
Impairment of property, plant and equipment	**4,798**	1,710
Property, plant and equipment written off	**789**	12,860
Loss on disposal of property, plant and equipment	**1,139**	402
Surplus arising from government acquisition of land	**(12,033)**	(3,044)
Surplus arising from sale of land	**(10,307)**	(545)
Surplus on sales of investments	**(5,316)**	(3,993)
Allowance for diminution in value of investments	**-**	4,043
Impairment in value of investment in an associated company	**19,673**	-
Write back of allowance for diminution in value of investments	**(38)**	(6,315)
Gain on disposal of a subsidiary company	**-**	(1,236)
Final distribution by a liquidated subsidiary company	**(6,436)**	-
Goodwill written off	**-**	4,992
Retirement benefits provision	**4,164**	16,631
Finance cost	**5,686**	5,615
Dividend income	**(7,364)**	(6,017)
Interest income	**(17,950)**	(15,630)
Exchange gain	**(2,384)**	(1,369)
Share of associated companies' results	**(47,913)**	(78,560)
Operating profit before working capital changes	**651,230**	585,628
Working capital changes:		
Property development costs	**2,096**	-
Inventories	**(33,842)**	(54,689)
Trade and other receivables	**(67,379)**	(36,250)
Trade and other payables	**88,968**	18,768
Cash generated from operations	**641,073**	513,457
Interest paid	**(5,655)**	(5,536)
Tax paid	**(126,048)**	(75,057)
Retirement benefits paid	**(3,554)**	(1,585)
Net cash generated from operating activities	**505,816**	431,279

	2004 RM'000	2003 RM'000 (Restated)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property, plant and equipment	**(191,657)**	(148,934)
Plantation development expenditure	**(29,867)**	(29,637)
Purchase of land held for property development	**(140,620)**	-
Property development expenditure	**-**	(15,486)
Purchase of a subsidiary, net of cash acquired (Note B)	**-**	(2,734)
Sale of a subsidiary, net of cash disposed (Note C)	**-**	114
Purchase of shares in associated companies	**(16,095)**	-
Subscription of shares in associated companies	**(1,991)**	-
Purchase of investments	**(31,769)**	(28,687)
Proceeds from sale of property, plant and equipment	**1,835**	2,035
Compensation from government on land acquired	**12,224**	3,159
Proceeds from sale of land	**1,374**	581
Deposit refunded for purchase of an associated company	**-**	960
Proceeds from sale of investments	**25,219**	22,746
Capital return from investments	**244**	-
Payment of Real Property Gain Tax	**-**	(28)
Dividends received from associated companies	**29,633**	31,649
Dividends received from investments	**7,835**	3,232
Interest received	**14,633**	13,501
Net cash used in investing activities	**(319,002)**	(147,529)
CASH FLOWS FROM FINANCING ACTIVITIES		
Term loans received	**75,512**	94,183
Repayment of term loans	**(98,846)**	(63,612)
Payment of finance leases	**(274)**	(260)
Drawndown of short term borrowings	**14,000**	-
Dividends paid to shareholders of the Company	**(139,724)**	(102,237)
Dividends paid to minority shareholders	**(9,038)**	(4,846)
Return of capital to minority shareholders	**-**	(1,492)
Issue of shares to minority shareholders	**3,799**	-
Net cash used in financing activities	**(154,571)**	(78,264)
Net increase in cash and cash equivalents	**32,243**	205,486
Cash and cash equivalents at beginning of year	**579,018**	376,476
Cash and cash equivalents at end of year	**611,261**	581,962

NOTES ON THE CONSOLIDATED CASH FLOW STATEMENT

A. CASH AND CASH EQUIVALENTS

	2004 RM'000	2003 RM'000 (Restated)
Cash and cash equivalents consist of:		
Cash and bank balances	**113,797**	57,742
Deposits	**522,467**	548,803
Bank overdrafts	**(25,003)**	(24,583)
Cash and cash equivalents	**611,261**	581,962
Foreign exchange differences on opening balances	**-**	(2,944)
Cash and cash equivalents as restated	**611,261**	579,018

	2004 RM'000	2003 RM'000
B. ANALYSIS OF ACQUISITION OF A SUBSIDIARY COMPANY		
The fair values of assets and liabilities of a subsidiary company acquired were as follows:		
Property, plant and equipment	-	2,998
Current liability	-	(2,504)
Net assets acquired	-	494
Goodwill on acquisition	-	2,240
Total purchase consideration/Cash flow on acquisition, net of cash acquired	-	2,734
C. ANALYSIS OF DISPOSAL OF A SUBSIDIARY COMPANY		
The assets and liability of a subsidiary company disposed were as follows:		
Property, plant and equipment	-	494
Net current liability	-	(1,622)
Minority interest	-	(348)
Goodwill	-	873
	-	(603)
Gain on disposal	-	1,236
Total sale consideration	-	633
Less: Cash and bank balances	-	(519)
Cash flow on disposal, net of cash disposed	-	114

D. PURCHASE OF PROPERTY, PLANT AND EQUIPMENT

During the year, the Group acquired property, plant and equipment with an aggregate cost of RM191,657,000 (2003: RM149,061,000) of which no amount (2003: RM127,000) was financed by means of finance leases.

The accompanying notes form an integral part of the financial statements.

	2004 RM'000	2003 RM'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before taxation	**324,622**	152,126
Adjustments for:		
Depreciation	**8,069**	7,460
Amortisation of leasehold land	**388**	388
Property, plant and equipment written off	**53**	119
Gain on disposal of property, plant and equipment	**(139)**	(263)
Surplus arising from government acquisition of land	**(10,786)**	(609)
Surplus arising from sale of land	**(286)**	(545)
Final distribution by a liquidated subsidiary company	**(6,436)**	-
Retirement benefits provision	**2,962**	2,625
Gain in foreign exchange	**(1,982)**	(648)
Dividend income	**(227,838)**	(116,447)
Interest income	**(4,085)**	(4,436)
Operating profit before working capital changes	**84,542**	39,770
Working capital changes:		
Inventories	**(1,303)**	(366)
Trade and other receivables	**(10,982)**	7,998
Trade and other payables	**4,313**	8,057
Cash generated from operations	**76,570**	55,459
Tax paid	**(13,823)**	(7,670)
Retirement benefits paid	**(2,748)**	(1,392)
Net cash generated from operating activities	**59,999**	46,397
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property, plant and equipment	**(11,565)**	(8,501)
Property, plant and equipment transferred from subsidiary companies	**(173)**	-
Subscription of shares in subsidiary companies	**(57,717)**	(18,174)
Subscription of shares in associated companies	**(2,786)**	-
Redemption of redeemable preference shares by a subsidiary company	**3,236**	-
Deposit refunded for purchase of an associated company	**-**	960
Proceeds from sale of property, plant and equipment	**244**	308
Compensation from government on land acquired	**11,284**	725
Proceeds from sale of land	**295**	581
Loan repayment from/(Loan to) subsidiary companies	**4,804**	(7,093)
Payment of Real Property Gain Tax	**-**	(28)
Dividends received from subsidiary companies	**142,059**	64,690
Dividends received from associated companies	**26,186**	23,067
Dividends received from investments	**199**	159
Interest received	**2,656**	3,887
Net cash generated from investing activities	**118,722**	60,581

	2004 RM'000	2003 RM'000
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid to shareholders of the Company	**(139,724)**	(102,237)
Net cash used in financing activities	**(139,724)**	(102,237)
Net increase in cash and cash equivalents	**38,997**	4,741
Cash and cash equivalents at beginning of year	**56,269**	51,528
Cash and cash equivalents at end of year	**95,266**	56,269
Cash and cash equivalents consist of:		
Cash and bank balances	**3,612**	4,333
Deposits	**91,654**	51,936
	95,266	56,269

The accompanying notes form an integral part of the financial statements.

1. ACCOUNTING POLICIES

Summarised below are the more significant accounting policies of the Company and its subsidiaries. The accounting policies adopted are consistent with those adopted in previous years. During the current financial year, the Group and the Company adopted for the first time the following Malaysian Accounting Standards Board ("MASB") Standards:

(a) MASB 29 - Employee Benefits
(b) MASB 32 - Property Development Activities (early adoption)

Apart from the inclusion of the new policies and extended disclosures where required by these new standards, the effects of adopting of the above standards are disclosed in Note 36.

1.1 Basis of accounting

The financial statements of the Group and of the Company are prepared under the historical cost convention except as disclosed in the notes to the financial statements and in compliance with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia.

1.2 Basis of consolidation

Subsidiary companies are those enterprises controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The financial statements of subsidiary companies are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases.

Subsidiary companies are consolidated using the acquisition method of accounting. Under the acquisition method of accounting, the results of subsidiary companies acquired or disposed during the year are included in the Group financial statements from their respective effective dates of acquisitions or up to their respective date of disposal.

The consolidated income statement and consolidated balance sheet include the financial statements of the Company and all its subsidiary companies made up to the end of the financial year. Inter-company transactions and balances and the resulting unrealised profits are eliminated on consolidation. Unrealised losses resulting from inter-company transactions are also eliminated unless cost cannot be recovered.

1.3 Goodwill

Goodwill arising on consolidation represents the difference between the acquisition cost of shares in the subsidiary companies and the fair value of attributable net assets acquired at the date of acquisition. Goodwill of the Group is stated at cost and is not amortised. Provision is made for any impairment.

In respect of associated companies, the carrying amount of goodwill is included in the carrying amount of the investment in the associated companies. This goodwill is stated at cost and is not amortised.

Goodwill in the associated companies' own financial statements is capitalised and amortised on a straight line basis over its useful economic life, which is a maximum of twenty years. Provision is made for any impairment.

1.4 Associated companies

Associated companies are those enterprises in which the Group has significant influence, but not control, over the financial and operating policies.

The consolidated financial statements include the total recognised gains and losses of associated companies on an equity accounted basis from the date that significant influence effectively commences until the date that significant influence effectively ceases.

Unrealised profits arising on transactions between the Group and its associated companies which are included in the carrying amount of the related assets and liabilities are eliminated partially to the extent of the Group's interests in the associated companies. Unrealised losses on such transactions are also eliminated partially unless cost cannot be recovered.

Goodwill on acquisition is calculated based on the fair value of net assets acquired.

The Group's share of post-acquisition results and reserves of associated companies is included in the consolidated financial statements and is based on the latest audited and published interim reports in respect of listed companies and latest audited financial statements and unaudited management financial statements in respect of unlisted companies.

1.5 Property, plant and equipment

(a) Depreciation and amortisation

Property, plant and equipment are stated at cost or valuation less accumulated amortisation, depreciation and impairment losses. Property, plant and equipment are depreciated on a straight line basis over their estimated useful lives except for freehold land on which no depreciation is provided.

Surpluses arising from revaluation are dealt with in the revaluation reserve. On disposal of revalued properties, amounts in revaluation reserve relating to these properties are transferred to revenue reserve.

The principal depreciation rates are as follows:

Leasehold property	- Amortised by equal annual instalments over the remaining life of the lease ranging from 17 years to 925 years
Palm oil mill machinery	- 10% per annum
Plant and machinery	- 5 to 33 1/3% per annum
Motor vehicles	- 20 to 33% per annum
Furniture, fittings and equipment	- 10 to 33 1/3% per annum
Buildings, factories and mills	- 2 to 10% per annum
Employees' quarters	- 10% per annum
Effluent ponds, roads and bridges	- 5 to 10% per annum

(b) New planting expenditure

New planting expenditure incurred on land clearing and upkeep of trees to maturity is capitalised under Plantation Development and is not amortised other than those short land leases held in Indonesia where the Plantation Development is amortised over the life of the lease.

(c) Replanting expenditure

Replanting expenditure is charged to the income statement in the year in which the expenditure is incurred.

(d) Disposal of property, plant and equipment

Profits or losses arising from the disposal of property, plant and equipment, determined as the difference between the sales proceeds and the carrying amount of the asset, are taken up in the income statement.

1.6 Leases

Property, plant and equipment acquired under finance lease agreement are capitalised and the corresponding capital element of the leasing commitments is shown as finance leases.

Leased assets are depreciated over the shorter of its expected useful life and the term of the lease.

Lease payments are treated as consisting of capital and interest elements and the interest is allocated to accounting periods during the lease term using an approximation to the annuity basis.

Operating lease rentals are charged to the income statement on a straight line basis over the period of lease.

1.7 Property development

(a) Land held for property development

Land held for property development consist of land or such portions thereof on which no development activities have been carried out or where development activities are not expected to be completed within the Group's normal operating cycle of 2 to 3 years. Such land is classified as non-current asset and is stated at cost less accumulated impairment losses.

Land held for property development is reclassified as property development costs at the point when development activities have commenced and where it can be demonstrated that the development activities can be completed within the Group's normal operating cycle of 2 to 3 years.

Cost associated with the acquisition of land includes the purchase price of the land, professional fees, stamp duties, commissions, conversion fees and other relevant levies. Where the Group had previously recorded the land at revalued amount, it continues to retain this amount as its surrogate cost as allowed by MASB 32.

(b) Property development costs

Property development costs comprise costs associated with the acquisition of land and all costs that are directly attributable to development activities or that can be allocated on a reasonable basis to such activities.

Property development costs not recognised as an expense is recognised as an asset and is stated at the lower of cost and net realisable value.

The excess of revenue recognised in the income statement over billings to purchasers is shown as accrued billings under trade receivables and the excess of billings to purchasers over revenue recognised in the income statement is shown as progress billings under trade payables.

1.8 Intangible assets

These assets relate to trade marks which are stated at cost and amortised over the expected useful life of the assets commencing from financial year 2000. The Directors consider a period of 20 years to be the expected economic life of the trade marks.

1.9 Inventories

Inventories of produce are valued at the lower of cost and net realisable value. Cost includes cost of materials, direct labour and an appropriate proportion of fixed and variable production overheads, where applicable, and is determined on a weighted average basis.

Growing crops are valued at the cost of seed, fertiliser and sprays.

Livestock (sheep) is valued at net realisable value.

Stores and materials are valued at the lower of cost and net realisable value. Cost includes cost of purchase plus incidentals in bringing the inventories into store and is determined on the weighted average basis.

In arriving at net realisable value, due allowance is made for obsolescence.

1.10 Treatment of replanting cess

Replanting cess refundable is included in the financial statements in respect of the total eligible crop produced during the year.

1.11 Investments

(a) Investment income

Dividend income from subsidiaries and other investments are recognised when the rights to receive payment are established. Interest income is recognised in the income statement as it accrues, taking into account the effective yield on the asset.

(b) Disposal of investments

Profits and losses arising from the disposal of investments held on a long term basis are included in the income statement.

(c) Value of investments

Investments in subsidiaries and associated companies are stated at cost in the Company, less impairment loss where applicable.

Other investments are stated at cost and unless the market value is lower than cost on a portfolio basis, an allowance is set aside for diminution in value.

(d) Investment property

For the freehold investment property at valuation of an overseas subsidiary company, no depreciation is provided. Such investment property is reviewed annually by the Directors and the aggregate surplus or deficit is transferred to revaluation reserve.

1.12 Impairment

The carrying amount of assets, other than inventories, assets arising from construction contracts, deferred tax assets and financial assets (other than investments in subsidiary companies, associated companies and joint ventures), are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset or the cash-generating unit to which it belongs exceeds its recoverable amount. Impairment losses are recognised in the income statement, unless the asset is carried at a revalued amount, in which case the impairment loss is charged to equity.

The recoverable amount is the greater of the asset's net selling price and its value in use. In assessing value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss in respect of goodwill is not reversed unless the loss was caused by a specific external event of an exceptional nature that is not expected to recur and subsequent external events have occurred that reverse the effect of that event.

In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. The reversal is recognised in the income statement, unless it reverses an impairment loss on a revalued asset, in which case it is taken to equity.

1.13 Taxation

Tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Temporary differences are not recognised for goodwill not deductible for tax purposes and the initial recognition of assets or liabilities that at the time of the transaction affects neither accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

1.14 Currency conversion

Transactions in foreign currencies are translated to Ringgit Malaysia at the rates of exchange ruling on the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet dates are translated to Ringgit Malaysia at the rates of exchange approximate to those at balance sheet date. Where forward exchange contracts have been arranged in respect of assets and liabilities, the contracted rates of exchange are used. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated to Ringgit Malaysia at rates of exchange ruling on the transaction dates.

All exchange differences are dealt with in the income statement except for long term assets which are dealt with in the "Exchange Fluctuation Reserve".

The assets and liabilities of foreign subsidiary companies are translated into Ringgit Malaysia at the rates of exchange approximate to those at balance sheet date. The results of the foreign subsidiary companies and associated companies are translated at the average rates of exchange for the year. Exchange differences arising from the translation of assets and liabilities at rates of exchange approximate to those at balance sheet date and results at average rates of exchange for the year, and the restatement of the opening net investments in foreign subsidiary companies and associated companies at rates of exchange approximate to those at balance sheet date are shown in the "Exchange Fluctuation Reserve".

The closing exchange rates of the main currencies in the Group used in the translation of foreign currency monetary assets and liabilities, and the financial statements of foreign operations are as follows:

		2004	2003
Pound Sterling	1 to	**RM6.8388**	RM6.3296
United States Dollar	1 to	**RM3.8000**	RM3.8000
Australian Dollar	1 to	**RM2.7243**	RM2.5728
Hong Kong Dollar	1 to	**RM0.4874**	RM0.4901
Chinese Renminbi	1 to	**RM0.4590**	RM0.4590
Indonesian Rupiah	100 to	**RM0.0414**	RM0.0452
Philippines Peso	1 to	**RM0.0676**	RM0.0693
Singapore Dollar	1 to	**RM2.2475**	RM2.1946
Euro	1 to	**RM4.6865**	RM4.4031

1.15 Cash and cash equivalents

Cash and cash equivalents consist of cash in hand, balances and deposits with licensed financial institutions which are readily convertible to known amounts of cash and subject to insignificant risk of change in value. For the purpose of the cash flow statement, cash and cash equivalents are presented net of bank overdrafts.

1.16 Receivables
Trade and other receivables are stated at cost less allowance for doubtful debts.

1.17 Liabilities
Borrowings, trade and other payables are stated at cost.

1.18 Repurchase of shares
When shares are repurchased and held as treasury shares, the amount of the consideration paid, including directly attributable costs, is recognised at cost and set off against equity.

When shares are repurchased and cancelled, the nominal value of the shares repurchased is cancelled by a debit to share capital and an equivalent amount is transferred to capital redemption reserve. The consideration, including any acquisition cost and premium or discount arising from the shares repurchased, is adjusted to share premium or any other suitable reserve.

1.19 Related parties
For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice-versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or entities.

1.20 Employee benefits

(a) Defined contribution plans
Obligations for contributions to defined contribution plans are recognised as an expense in the income statement as incurred.

(b) Unfunded defined benefit plan
The Group and the Company provide for retirement benefits for eligible employees in Malaysia on unfunded defined benefit basis in accordance with the terms of the unions' collective agreements. Full provision has been made for retirement benefits payable to all eligible employees based on the last drawn salaries at the year end, the length of service to-date and the rates set out in the said agreements. The present value of the unfunded defined benefit obligations as required by MASB 29, Employee Benefits has not been used in arriving at the provision, as this amount involved is insignificant to the Group and the Company. Accordingly no further disclosure as required by the standard is made.

(c) Funded defined benefit plan
The Group's net obligation in respect of a defined benefit plan of a foreign subsidiary company in England is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The calculation is performed by an actuary using the projected unit credit method.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

In calculating the Group's obligation in respect of a plan, to the extent that any cumulative unrecognised actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion is recognised in the income statement over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognised.

Where the calculation results in a benefit to the Group, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

(d) **Short term employee benefits**
Wages, salaries, bonuses and social security contributions are recognised as an expense in the income statement in the period in which the associated services are rendered by the employees. Short term accumulating compensated absences such as paid annual leave are recognised when services are rendered by employees that increase their entitlement to future compensated absences, and short term non-accumulating compensated absences such as sick leave are recognised when the absences occur.

1.21 Derivative financial instruments
The Group uses forward foreign exchange contracts to hedge its exposure to foreign exchange risks arising from operational, financing and investment activities.

Derivative financial instruments (used for hedging purposes) are accounted for on an equivalent basis as the underlying assets, liabilities or net positions. Any profit or loss arising is recognised on the same basis as that arising from the related assets, liabilities or net positions.

1.22 Revenue recognition
Revenue is recognised upon delivery of products and customer acceptance, if any, or upon completion of performance of services and net of discounts and returns.

Revenue from property development activities is recognised based on the stage of completion measured by reference to the proportion that property development costs incurred for work performed to date that reflect work performed bear to the estimated total property development costs. Where foreseeable losses are anticipated, full provision for these losses is made in the financial statements.

In the case of the Group, revenue comprises sales to third parties only.

1.23 Research and development expenditure
All general research and development expenditure is charged to the income statement in the year in which the expenditure is incurred.

1.24 Finance cost
All interest and other cost incurred in connection with borrowings are expensed as incurred.

2. REVENUE

	Group		Company	
	2004	2003	**2004**	2003
	RM'000	RM'000	**RM'000**	RM'000
Sale of goods				
Palm products	**1,489,965**	1,351,493	**363,965**	306,101
Rubber	**153,583**	111,567	**114,582**	75,619
Manufacturing	**1,444,651**	1,268,506	**-**	-
Retailing	**715,675**	671,721	**-**	-
Property development	**44,506**	42,893	**-**	-
Others	**8,219**	4,020	**1,807**	2,475
	3,856,599	3,450,200	**480,354**	384,195
Rendering of services	**1,570**	1,684	**-**	-
Interest income	**17,950**	15,630	**4,085**	4,436
Dividend income (Note 6)	**7,364**	6,017	**227,838**	116,447
	3,883,483	3,473,531	**712,277**	505,078

3. OPERATING PROFIT

	Group 2004 RM'000	Group 2003 RM'000 (Restated)	Company 2004 RM'000	Company 2003 RM'000
Revenue (Note 2)	**3,883,483**	3,473,531	**712,277**	505,078
Cost of sales	**(2,660,646)**	(2,364,615)	**(331,300)**	(276,431)
	1,222,837	1,108,916	**380,977**	228,647
Other operating income	**56,384**	23,510	**21,094**	3,267
Distribution costs	**(268,017)**	(246,946)	**(4,678)**	(3,891)
Administration expenses	**(350,721)**	(321,516)	**(31,364)**	(29,682)
Other operating expenses	**(92,750)**	(81,408)	**(41,407)**	(46,215)
Operating profit	**567,733**	482,556	**324,622**	152,126

(a) Operating profit before taxation is arrived at after charging and (crediting) the following:

	Group 2004 RM'000	Group 2003 RM'000 (Restated)	Company 2004 RM'000	Company 2003 RM'000
Directors' remuneration				
- fees provided	**726**	666	**706**	646
- other emoluments	**1,873**	3,065	**1,697**	2,609
- benefits-in-kind	**30**	73	**30**	73
Consultancy fee paid to a Director	**284**	284	**284**	284
Auditors' remuneration				
- Company auditors				
current year	**321**	405	**75**	75
under-provision in prior year	**2**	15	**-**	5
non-audit work	**-**	24	**-**	-
- other auditors				
current year	**1,308**	1,024	**-**	-
under-provision in prior year	**1**	1	**-**	-
non-audit work	**14**	-	**-**	-
Hire of plant and machinery	**4,418**	2,103	**-**	-
Rent on land and buildings	**1,698**	414	**799**	798
Operating lease rentals				
- land and buildings	**100,440**	86,492	**-**	-
- plant and machinery	**3,421**	2,308	**-**	-
Amortisation of leasehold land (Note 10)	**3,243**	2,433	**388**	388
Depreciation (Note 10)	**110,238**	96,999	**8,069**	7,460
Impairment of property, plant and equipment	**4,798**	1,710	**-**	-
Replanting expenditure	**45,544**	48,398	**36,593**	42,387
Property, plant and equipment written off	**789**	12,860	**53**	119
Allowance for doubtful debts	**716**	290	**-**	-
Bad debts written off	**-**	1,486	**-**	-
Allowance for diminution in value of investments	**-**	4,043	**-**	-
Impairment in value of investment in an associated company	**19,673**	-	**-**	-
Research and development expenditure	**4,692**	5,522	**2,252**	3,166
Retirement benefits provision	**4,164**	16,631	**2,962**	2,625
Write down of inventories	**4,207**	15,225	**-**	-
Goodwill written off	**-**	4,992	**-**	-
Amortisation of intangible assets	**1,281**	1,151	**-**	-
Loss/(Gain) on disposal of property, plant and equipment	**1,139**	402	**(139)**	(263)

	Group		Company	
	2004	2003	**2004**	2003
	RM'000	RM'000 (Restated)	**RM'000**	RM'000
Realised gain in foreign exchange	**(12,431)**	(6,181)	**(1,982)**	(648)
Rental income from land and buildings	**(641)**	(145)	**-**	-
Gain on disposal of a subsidiary company	**-**	(1,236)	**-**	-
Surplus arising from government acquisition of land	**(12,033)**	(3,044)	**(10,786)**	(609)
Surplus arising from sale of land	**(10,307)**	(545)	**(286)**	(545)
Surplus on sales of investments	**(5,316)**	(3,993)	**-**	-
Write back of allowance for diminution in value of investments	**(38)**	(6,315)	**-**	-
Final distribution by a liquidated subsidiary company	**(6,436)**	-	**(6,436)**	-
Fire insurance compensation in respect of				
- property, plant and equipment	**(2,843)**	(11,972)	**-**	-
- business interruption and inventories	**-**	(12,848)	**-**	-

(b) Share of results of associated companies is arrived at after charging the following:

Amortisation of goodwill	**22,889**	20,241	**-**	-

4. FINANCE COST

	Group	
	2004	2003
	RM'000	RM'000
Term loan interest	**2,002**	2,295
Overdraft and other interest	**3,684**	3,320
	5,686	5,615

5. EMPLOYEE INFORMATION

	Group		Company	
	2004	2003	**2004**	2003
	RM'000	RM'000	**RM'000**	RM'000
Staff cost	**440,103**	408,614	**93,204**	86,657
Staff cost includes the following contributions:				
Employer's statutory contributions	**12,812**	11,980	**4,786**	4,501
Defined contribution plans	**1,976**	2,362	**-**	-

The total number of employees of the Group and of the Company (including Executive Director) at the end of the year was 23,423 (2003: 23,378) and 7,559 (2003: 7,388) respectively.

6. DIVIDEND INCOME

	Group		Company	
	2004	2003	**2004**	2003
	RM'000	RM'000	**RM'000**	RM'000
Gross dividend income from other investments:				
Shares quoted in Malaysia	**5,471**	3,458	**-**	-
Shares quoted outside Malaysia	**401**	328	**-**	-
Unquoted shares	**1,492**	2,231	**276**	331
Dividends from unquoted subsidiary companies	**-**	-	**197,304**	89,847
Dividends from associated companies:				
Quoted outside Malaysia	**-**	-	**29,822**	25,657
Unquoted	**-**	-	**436**	612
	7,364	6,017	**227,838**	116,447

7. TAX EXPENSE

	Group		Company	
	2004	2003	**2004**	2003
	RM'000	RM'000	**RM'000**	RM'000
Current tax expense:				
Malaysian taxation	**89,795**	76,254	**75,900**	31,400
Overseas taxation	**25,130**	17,689	**3,063**	2,764
	114,925	93,943	**78,963**	34,164
Deferred tax relating to origination and reversal of temporary differences	**27,642**	24,227	**(1,000)**	1,100
	142,567	118,170	**77,963**	35,264
(Over)/Under provision in respect of previous years:				
Malaysian taxation	**(5,190)**	6,707	**-**	-
Overseas taxation	**116**	28	**-**	-
	(5,074)	6,735	**-**	-
	137,493	124,905	**77,963**	35,264
Share of associated companies' taxation	**22,396**	31,579	**-**	-
	159,889	156,484	**77,963**	35,264

	Group		Company	
	2004	2003	**2004**	2003
	RM'000	RM'000 (Restated)	**RM'000**	RM'000
Reconciliation of effective tax rate:				
Profit before taxation	**609,960**	555,501	**324,622**	152,126
Taxation at Malaysian income tax rate of 28% (2003: 28%)	**170,789**	155,540	**90,894**	42,595
Effect of different tax rates in foreign jurisdictions	**(196)**	866	**(7,213)**	(5,730)
Effect of lower tax rate	**(1,016)**	-	**-**	-
Expenses not deductible for tax purposes	**19,372**	13,858	**645**	303
Tax exempt income	**(9,223)**	(8,115)	**(5,733)**	(836)
Tax incentives	**(11,056)**	(12,330)	**(630)**	(1,068)
Deferred tax assets not recognised during the year	**2,828**	2,905	**-**	-
Utilisation of previously unrecognised tax losses and unabsorbed capital allowances	**(182)**	(8,322)	**-**	-
Others	**(6,353)**	5,347	**-**	-
(Over)/Under provision in respect of previous years	**(5,074)**	6,735	**-**	-
Tax expense	**159,889**	156,484	**77,963**	35,264

Subject to agreement by the Inland Revenue Board:

(a) the Company has sufficient credit under Section 108 of the Income Tax Act, 1967 at 30 September 2004, to frank the payment of net dividends of approximately RM263 million (2003: RM304 million) out of its distributable reserves without having to incur additional taxation; and

(b) the Company has about RM498 million (2003: RM513 million) tax exempt profit available to be distributed as tax exempt dividends.

8. EARNINGS PER SHARE

The earnings per share is calculated by dividing the net profit for the year of RM430,249,000 (2003: RM381,278,000) for the Group and RM246,659,000 (2003: RM116,862,000) for the Company by the weighted average number of 709,977,128 (2003: 709,977,128) shares of the Company in issue during the year.

9. DIVIDENDS

	Group and Company	
	2004	2003
	RM'000	RM'000
Dividend paid		
Interim 6 sen tax exempt (2003: 6 sen gross per share less 28% income tax)	**42,599**	30,671
Dividend proposed		
Final 9 sen (2003: 9 sen) gross per share less 28% income tax	**46,007**	46,007
Special 15 sen (2003: 10 sen) gross per share less 28% income tax	**76,677**	51,118
	165,283	127,796

Dividends are paid on the number of outstanding shares in issue and fully paid of 709,977,128 (2003: 709,977,128).

The proposed final and special dividends have not been accounted for in the financial statements which is in compliance with MASB Standard 19, Events After Balance Sheet Date.

10. PROPERTY, PLANT AND EQUIPMENT

GROUP	Freehold Land RM'000	Leasehold Land RM'000	Plantation Development RM'000	Buildings RM'000	Plant and Machinery RM'000	Vehicles RM'000	Equipment, Fittings, Etc RM'000	Total RM'000
Cost or valuation								
At beginning of the year	**287,749**	**198,671**	**1,110,024**	**453,711**	**846,109**	**114,983**	**115,790**	**3,127,037**
Reclassification	**285**	**-**	**-**	**18,564**	**38,248**	**2,460**	**(59,557)**	**-**
Additions	**13,328**	**30,931**	**31,812**	**40,725**	**39,604**	**20,040**	**47,029**	**223,469**
Disposals/Written off	**(186)**	**(76)**	**(538)**	**(7,212)**	**(13,930)**	**(5,120)**	**(1,085)**	**(28,147)**
Exchange adjustment	**1,705**	**(1,291)**	**(20,855)**	**1,027**	**547**	**(1,813)**	**(3,735)**	**(24,415)**
At end of the year	**302,881**	**228,235**	**1,120,443**	**506,815**	**910,578**	**130,550**	**98,442**	**3,297,944**
Accumulated depreciation and impairment losses								
At beginning of the year	**-**	**35,201**	**21,246**	**218,880**	**452,368**	**87,641**	**38,045**	**853,381**
Reclassification	**-**	**562**	**-**	**(254)**	**(2,162)**	**2,004**	**(150)**	**-**
Depreciation charge for the year	**-**	**3,243**	**8,375**	**24,582**	**59,341**	**14,241**	**5,644**	**115,426**
Impairment losses for the year	**-**	**-**	**-**	**2,930**	**1,868**	**-**	**-**	**4,798**
Disposals/Written off	**-**	**(12)**	**-**	**(5,746)**	**(13,104)**	**(4,706)**	**(711)**	**(24,279)**
Exchange adjustment	**-**	**(277)**	**(2,172)**	**(674)**	**940**	**(1,490)**	**(361)**	**(4,034)**
At end of the year	**-**	**38,717**	**27,449**	**239,718**	**499,251**	**97,690**	**42,467**	**945,292**
Net book value								
At 30 September 2004	**302,881**	**189,518**	**1,092,994**	**267,097**	**411,327**	**32,860**	**55,975**	**2,352,652**
At 30 September 2003	287,749	163,470	1,088,778	234,831	393,741	27,342	77,745	2,273,656
Depreciation charge for 2003	-	2,433	6,489	22,176	53,507	11,862	4,735	101,202
Property, plant and equipment are included at cost or valuation as follows:								
Cost	**219,654**	**118,786**	**871,336**	**506,733**	**910,578**	**130,550**	**98,437**	**2,856,074**
Valuation	**83,227**	**109,449**	**249,107**	**82**	**-**	**-**	**5**	**441,870**
	302,881	**228,235**	**1,120,443**	**506,815**	**910,578**	**130,550**	**98,442**	**3,297,944**

	2004 RM'000	2003 RM'000
The net book value of leasehold land comprises:		
Long term	**156,325**	135,023
Short term	**33,193**	28,447
	189,518	163,470
Depreciation charge for the year is allocated as follows:		
Income Statement (Note 3)	**113,481**	99,432
Plantation Development	**1,945**	1,770
	115,426	101,202

COMPANY	Freehold Land RM'000	Long Term Leasehold Land RM'000	Plantation Development RM'000	Buildings RM'000	Plant and Machinery RM'000	Vehicles RM'000	Equipment, Fittings, Etc RM'000	Total RM'000
Cost or valuation								
At beginning of the year	148,269	35,878	435,927	68,791	77,845	34,783	14,174	815,667
Additions	-	-	-	3,086	2,728	3,993	1,758	11,565
Transfers	-	-	-	236	-	55	(1)	290
Disposals/Written off	(187)	-	(320)	(133)	(1,689)	(1,571)	(140)	(4,040)
At end of the year	148,082	35,878	435,607	71,980	78,884	37,260	15,791	823,482
Accumulated depreciation								
At beginning of the year	-	9,128	-	59,247	68,182	28,072	10,940	175,569
Depreciation charge for the year	-	388	-	1,907	2,131	3,081	950	8,457
Transfers	-	-	-	64	-	54	(1)	117
Disposals/Written off	-	-	-	(128)	(1,664)	(1,443)	(140)	(3,375)
At end of the year	-	9,516	-	61,090	68,649	29,764	11,749	180,768
Net book value								
At 30 September 2004	148,082	26,362	435,607	10,890	10,235	7,496	4,042	642,714
At 30 September 2003	148,269	26,750	435,927	9,544	9,663	6,711	3,234	640,098
Depreciation charge for 2003	-	388	-	1,730	1,957	2,982	791	7,848
Property, plant and equipment are included at cost or valuation as follows:								
Cost	75,527	-	237,870	71,980	78,884	37,260	15,791	517,312
Valuation	72,555	35,878	197,737	-	-	-	-	306,170
	148,082	35,878	435,607	71,980	78,884	37,260	15,791	823,482

	Group		Company	
	2004 RM'000	2003 RM'000	**2004 RM'000**	2003 RM'000
Net book value of revalued assets, had these assets been carried at cost less accumulated depreciation:				
Freehold land	25,030	24,827	20,056	20,131
Long term leasehold land	19,282	25,391	6,042	6,133
Plantation development	96,639	93,056	76,734	76,924
	140,951	143,274	102,832	103,188

The net book value of the assets of a subsidiary company comprising vehicles and equipment held under finance leases amounted to RM342,000 (2003: RM430,000).

Freehold land, leasehold land and plantation development expenditure shown at Directors' valuation on 1 October 1980 are based on an opinion of value, using the "Investment Method Approach", by a professional firm of Chartered Surveyors on 22 November 1979. The leasehold land and plantation development belonging to a subsidiary company shown at Directors' valuation are based on an opinion of value, using the "continued use basis", by a firm of professional valuers on 14 July 1980. The freehold land, leasehold land and plantation development belonging to certain subsidiary companies shown at Directors' valuation are based on an opinion of value, using "fair market value basis", by a firm of professional valuers on 10 June 1981. The leasehold land and plantation development belonging to certain subsidiary companies acquired during the year ended 30 September 1991 were revalued by the Directors in 1990 based on the comparison method. The freehold land belonging to an overseas subsidiary company was revalued by the Directors based on existing use and has been incorporated in the financial statements on 30 September 1989. The building, equipment and fittings of a subsidiary company have been valued by the Directors on 28 February 1966. Subsequent additions are shown at cost while deletions are at valuation or cost as appropriate. The revaluations were not intended to effect a change in the accounting policy to one of revaluation of property, plant and equipment. As allowed by the transitional provisions of Malaysian Accounting Standards Board, Approved Accounting Standard International Accounting Standard 16, Property, Plant and Equipment, these assets have continued to be stated on the basis of their valuations.

Certain freehold land and building of the Group with net book value amounting to RM47,666,000 (2003: RM45,358,000) are charged to banks as security for borrowings (Note 24).

The details of the properties of the Group are shown on pages 105 to 114.

11. LAND HELD FOR PROPERTY DEVELOPMENT

	Group	
	2004	2003
	RM'000	RM'000
Freehold land at cost		
At beginning of the year	**47,620**	47,620
Additions	**140,620**	-
Disposals	**(773)**	-
At end of the year	**187,467**	47,620
Development expenditure at cost		
At beginning of the year	**7,032**	7,032
Disposals	**(110)**	-
At end of the year	**6,922**	7,032
Total	**194,389**	54,652

12. SUBSIDIARY COMPANIES

	Company	
	2004	2003
	RM'000	RM'000
Unquoted shares at cost	**1,018,984**	963,585

Details of the subsidiary companies are shown in Note 33.

Amounts owing by/to subsidiary companies are unsecured with no fixed terms of repayment and are non-interest bearing except for certain subsidiary companies, interests are charged at rates ranging from 3.6% to 10.0% (2003: 3.6% to 10.0%) per annum.

13. ASSOCIATED COMPANIES

	Group		Company	
	2004 RM'000	2003 RM'000	**2004 RM'000**	2003 RM'000
Shares at cost				
In overseas quoted corporations	**156,322**	156,322	**90,803**	90,803
In unquoted corporations	**57,919**	39,893	**6,658**	3,872
	214,241	196,215	**97,461**	94,675
Post-acquisition reserves	**298,875**	300,805	**-**	-
	513,116	497,020	**97,461**	94,675
Impairment in value of investment	**(19,673)**	-	**-**	-
	493,443	497,020	**97,461**	94,675
Market value of shares				
In overseas quoted corporations	**559,873**	581,260	**516,253**	534,520

	Group	
	2004 RM'000	2003 RM'000
Interest in associated companies represented by:		
Share of net assets other than goodwill	**154,146**	166,144
Share of goodwill in associated company's own consolidated financial statements	**332,465**	328,388
Goodwill on acquisition	**6,832**	2,488
	493,443	497,020

Details of the associated companies are shown in Note 33.

14. OTHER INVESTMENTS

	Group		Company	
	2004 RM'000	2003 RM'000	**2004 RM'000**	2003 RM'000
Shares at cost				
In Malaysia quoted corporations	**87,014**	75,149	**-**	-
In overseas quoted corporations	**3,912**	6,653	**-**	-
In unquoted corporations	**7,176**	7,185	**7,079**	7,079
	98,102	88,987	**7,079**	7,079
Allowance for diminution in value	**(7,797)**	(10,470)	**(6,427)**	(6,427)
	90,305	78,517	**652**	652
Freehold investment property at valuation				
At beginning of the year	**3,956**	3,710	**-**	-
Exchange adjustment	**318**	246	**-**	-
At end of the year	**4,274**	3,956	**-**	-
	94,579	82,473	**652**	652
Market value of shares				
In quoted corporations	**115,748**	92,091	**-**	-

Freehold investment property is shown at Directors' valuation.

The net book value of the revalued freehold investment property, had this property been carried at cost, is RM7,844,000 (2003: RM7,260,000).

15. DEFERRED TAXATION

The amounts, determined after appropriate offsetting, are as follows:

	Group		Company	
	2004	2003	**2004**	2003
	RM'000	RM'000	**RM'000**	RM'000
Deferred tax liabilities	**158,662**	135,876	**3,700**	4,700
Deferred tax assets	**(5,176)**	(9,490)	**-**	-
	153,486	126,386	**3,700**	4,700

Deferred tax liabilities and assets are offset above where there is a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred taxes relate to the same taxation authority.

The recognised deferred tax liabilities and deferred tax assets (before offsetting) are as follows:

	Group		Company	
	2004	2003	**2004**	2003
	RM'000	RM'000	**RM'000**	RM'000
Property, plant and equipment				
Capital allowances	**146,029**	154,820	**4,000**	3,700
Revaluation	**25,356**	23,430	**3,600**	3,600
Other taxable temporary differences	**24,512**	17,523	**-**	-
Unutilised tax losses	**(34,266)**	(59,476)	**-**	-
Unabsorbed capital allowances	**(4,624)**	(2,267)	**-**	-
Provisions	**(3,521)**	(7,644)	**(3,900)**	(2,600)
	153,486	126,386	**3,700**	4,700

No deferred tax assets have been recognised for the following items:

	Group	
	2004	2003
	RM'000	RM'000
Unabsorbed capital allowances	**22,817**	14,870
Unutilised tax losses	**22,441**	23,678
Deductible temporary differences	**1,032**	564
	46,290	39,112

The unabsorbed capital allowances, unutilised tax losses and deductible temporary differences do not expire under current tax legislation. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which the Group can utilise the benefits.

The Group has tax losses carried forward of RM144,820,000 (2003: RM236,092,000) which give rise to the recognised and unrecognised deferred tax assets in respect of unutilised tax losses above.

16. INTANGIBLE ASSETS

	Group	
	2004	2003
	RM'000	RM'000
Cost		
At beginning of the year	**23,629**	22,148
Exchange adjustment	**1,900**	1,481
At end of the year	**25,529**	23,629
Accumulated amortisation		
At beginning of the year	**4,792**	3,366
Current amortisation	**1,281**	1,151
Exchange adjustment	**396**	275
At end of the year	**6,469**	4,792
Net book value	**19,060**	18,837

17. INVENTORIES

	Group		Company	
	2004	2003	**2004**	2003
	RM'000	RM'000	**RM'000**	RM'000
At cost:				
Inventories of produce	**274,101**	285,815	**16,539**	15,316
Growing crops	**1,337**	1,286	**-**	-
Stores and materials	**202,897**	170,499	**6,246**	6,166
	478,335	457,600	**22,785**	21,482
At net realisable value:				
Inventories of produce	**29,280**	15,430	**-**	-
Livestock	**2,175**	2,114	**-**	-
Stores and materials	**2,185**	2,989	**-**	-
	511,975	478,133	**22,785**	21,482

18. TRADE RECEIVABLES

	Group		Company	
	2004	2003	**2004**	2003
	RM'000	RM'000 (Restated)	**RM'000**	RM'000
Trade receivables	**297,876**	250,636	**13,094**	8,037
Accrued billings	**702**	5,590	**-**	-
	298,578	256,226	**13,094**	8,037

The Group's normal trade credit term ranges from 5 to 120 (2003: 5 to 120) days. Other credit terms are assessed and approved on a case-by-case basis.

19. OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS

	Group		Company	
	2004	2003	**2004**	2003
	RM'000	RM'000	**RM'000**	RM'000
Other receivables	**155,835**	111,158	**38,157**	30,009
Loan to directors	**16**	64	**-**	-
Prepayments	**24,990**	21,818	**708**	740
Refundable deposits	**910**	635	**32**	23
Tax recoverable	**27,636**	22,023	**7,310**	13,997
Deposit for purchase of land	**-**	13,647	**-**	-
	209,387	169,345	**46,207**	44,769

Loans of RM16,000 (2003: RM64,000), which bear interest rate of 4% (2003: 4%) per annum, granted to full-time directors of subsidiary companies are in accordance with the terms and conditions set out in the approved Housing Loan Scheme for all eligible employees of those subsidiary companies.

20. PROPERTY DEVELOPMENT COSTS

	Group	
	2004	2003
	RM'000	RM'000 (Restated)
Property development costs comprise the following:		
Land costs	**13,628**	13,628
Development costs	**36,115**	36,115
	49,743	49,743
Add: Costs incurred during the year		
Development costs	**34,765**	-
	84,508	49,743
Less: Costs recognised as an expense in income statement		
Previous year	**(32,047)**	-
Current year	**(31,972)**	(32,047)
	20,489	17,696

21. CASH AND CASH EQUIVALENTS

	Group		Company	
	2004	2003	**2004**	2003
	RM'000	RM'000	**RM'000**	RM'000
Deposits are placed with:				
Licensed banks	**363,677**	408,729	**31,400**	42,238
Licensed finance companies	**158,790**	140,074	**60,254**	9,698
	522,467	548,803	**91,654**	51,936
Cash and bank balances	**113,797**	57,742	**3,612**	4,333
	636,264	606,545	**95,266**	56,269

Included in the Group's cash and bank balances is RM22,752,000 (2003: RM4,255,000), the utilisation of which is subject to the Housing Developers (Housing Development Account) Regulations, 1991.

The effective interest rates of deposits at the balance sheet date were as follows:

	Group		Company	
	2004	2003	**2004**	2003
Licensed banks	**0.10% to 6.70%**	0.10% to 4.05%	**2.30% to 3.00%**	2.30% to 4.00%
Licensed finance companies	**2.80% to 3.70%**	3.00% to 4.05%	**2.80% to 3.70%**	3.00% to 4.05%

The maturities and repricing of deposits as at the end of the financial year were as follows:

	Group		Company	
	2004 RM'000	2003 RM'000	**2004 RM'000**	2003 RM'000
Within one year				
Licensed banks	**363,677**	408,729	**31,400**	42,238
Licensed finance companies	**158,790**	140,074	**60,254**	9,698
	522,467	548,803	**91,654**	51,936

22. TRADE PAYABLES

The normal trade credit terms granted to the Group range from 30 to 120 (2003: 30 to 120) days.

23. OTHER PAYABLES

	Group		Company	
	2004 RM'000	2003 RM'000	**2004 RM'000**	2003 RM'000
Other payables	**71,121**	79,093	**21,360**	25,878
Accruals	**82,356**	74,631	**14,308**	13,660
	153,477	153,724	**35,668**	39,538

24. BORROWINGS

	Group	
	2004 RM'000	2003 RM'000
Current		
Secured		
Bank overdrafts	**22,110**	21,356
Term loans	**68,039**	86,975
	90,149	108,331
Unsecured		
Bank overdrafts	**2,893**	3,227
Term loans	**23,043**	27,540
Export credit refinancing	**14,000**	-
	39,936	30,767
	130,085	139,098
Non-Current		
Term loans		
Secured	**13,452**	18,938
Unsecured	**11,397**	-
	24,849	18,938

The term loans and bank overdrafts are secured on fixed and floating charges on the property, plant and equipment of certain overseas subsidiary companies with net book value amounting to RM47,666,000 (2003: RM45,358,000) and corporate guarantees of RM235.6 million (2003: RM171.9 million) issued by the Company. The bank overdraft facilities are renewable annually.

The interest rates applicable to term loans and bank overdrafts for the year ranged from 2.00% to 6.00% (2003: 2.00% to 6.00%) per annum.

	Group	
	2004	2003
	RM'000	RM'000
Analysis of term loans and export credit refinancing repayments		
Within one year	**105,082**	114,515
From one to two years	**4,773**	3,260
From two to five years	**19,590**	8,703
More than five years	**486**	6,975
	129,931	133,453

Out of the total term loans and export credit refinancing of RM129,931,000 (2003: RM133,453,000), an amount of RM17,921,000 (2003: RM6,887,000) consisting of floating rate loans which interest rates reprice within a year.

25. FINANCE LEASES – GROUP

The maturity of obligations under finance leases is as follows:

		2004			2003	
	Payments	**Interest**	**Principal**	Payments	Interest	Principal
	RM'000	**RM'000**	**RM'000**	RM'000	RM'000	RM'000
Within one year	**205**	**27**	**178**	298	38	260
In the second to fifth year	**226**	**14**	**212**	405	38	367
	431	**41**	**390**	703	76	627

26. SHARE CAPITAL

	Group and Company	
	2004	2003
	RM'000	RM'000
Shares of RM1 each:		
Authorised	**1,000,000**	1,000,000
Issued and fully paid	**712,516**	712,516

The shareholders of the Company granted the authority to the Directors to repurchase its own shares at the Extraordinary General Meeting held on 20 February 2003 and the mandate was subsequently renewed at the Extraordinary General Meeting held on 18 February 2004. The Directors of the Company are committed to enhancing the value of the Company to its shareholders and believe that the repurchase plan can be applied in the best interests of the Company and its shareholders.

Of the total 712,516,128 issued and fully paid shares, 2,539,000 (2003: 2,539,000) are held as treasury shares by the Company. As at 30 September 2004, the number of outstanding shares in issue and fully paid is 709,977,128 (2003: 709,977,128).

27. RESERVES

	Group		Company	
	2004	2003	**2004**	2003
	RM'000	RM'000 (Restated)	**RM'000**	RM'000
Non-distributable				
Capital reserve	**74,362**	74,362	**-**	-
Revaluation reserve	**49,745**	49,745	**34,736**	34,736
Exchange fluctuation reserve	**96,357**	97,626	**90,225**	89,562
Capital redemption reserve	**14,867**	11,735	**285**	285
Revenue reserve – cost of treasury shares	**13,447**	13,447	**13,447**	13,447
	248,778	246,915	**138,693**	138,030
Distributable				
Capital reserve	**1,120,810**	1,083,893	**1,374,155**	1,356,647
General reserve	**14,337**	14,337	**14,337**	14,337
Revenue reserve	**1,938,668**	1,706,307	**860,396**	770,969
	3,073,815	2,804,537	**2,248,888**	2,141,953
	3,322,593	3,051,452	**2,387,581**	2,279,983

Included under the non-distributable reserves is an amount of RM13,447,000 (2003: RM13,447,000) which was utilised for the purchase of the treasury shares and is considered as non-distributable.

Non-distributable capital reserve mainly comprises share of associated companies' capital reserve and distributable capital reserve comprises surpluses arising from disposals of quoted investments, properties and government acquisitions of land.

General reserve arose from redemption of debenture issued in 1975 and fully redeemed in 1980.

28. PROVISION FOR RETIREMENT BENEFITS

	Group		Company	
	2004	2003	**2004**	2003
	RM'000	RM'000 (Restated)	**RM'000**	RM'000
Present value of funded obligation	**70,871**	57,774	**-**	-
Fair value of plan assets	**(36,506)**	(32,464)	**-**	-
	34,365	25,310	**-**	-
Unfunded obligation	**15,146**	13,429	**9,473**	9,259
Present value of net obligations	**49,511**	38,739	**9,473**	9,259
Unrecognised actuarial losses	**(9,055)**	-	**-**	-
Recognised liability for defined benefit obligations	**40,456**	38,739	**9,473**	9,259

Liability for funded defined benefit obligation

A foreign subsidiary company of the Group in England makes contributions to a defined benefit plan that provides pension benefits for employees upon retirement. Under the scheme, eligible employees are entitled to retirement benefits of 1/60th of final pensionable salary for each completed year of service, subject to a maximum of 40/60^{ths} upon the retirement age of 65. The plan vests over a period of approximately 15 years.

The funded defined benefit obligation is determined by a qualified actuary on the basis of triennial valuation, using the projected unit credit method. The last actuarial valuation was on 6 April 2002 and was subsequently updated as at 30 September 2003 and 30 September 2004.

Fair values of the funded plan assets in the scheme are:

	Group	
	2004	2003
	RM'000	RM'000
Equities	**30,330**	26,439
Gilts	**1,853**	3,891
Corporate bonds	**2,435**	834
Cash	**1,888**	1,300
	36,506	32,464

Movements in the net liability recognised in the balance sheets:

	Group		Company	
	2004	2003	**2004**	2003
	RM'000	RM'000	**RM'000**	RM'000
Net liability at 1 October	**38,739**	24,754	**9,259**	8,026
Benefits paid	**(3,554)**	(1,585)	**(2,748)**	(1,392)
Expense recognised in the income statements	**4,164**	16,631	**2,962**	2,625
Exchange adjustment	**1,107**	(1,061)	**-**	-
Net liability at 30 September	**40,456**	38,739	**9,473**	9,259

Expense recognised in the income statements:

	Group		Company	
	2004	2003	**2004**	2003
	RM'000	RM'000	**RM'000**	RM'000
Current service cost	**4,164**	3,391	**2,962**	2,625
Interest on obligation	**-**	2,209	**-**	-
Expected return on plan assets	**-**	(1,778)	**-**	-
Actuarial losses	**-**	12,809	**-**	-
	4,164	16,631	**2,962**	2,625

The expense is recognised in the following line items in the income statements:

	Group		Company	
	2004	2003	**2004**	2003
	RM'000	RM'000	**RM'000**	RM'000
Cost of sales	**1,840**	2,230	**638**	1,634
Administration expenses	**2,324**	991	**2,324**	991
Other operating expenses	**-**	13,410	**-**	-
	4,164	16,631	**2,962**	2,625

	Group	
	2004	2003
	RM'000	RM'000
Actual return on funded plan assets	**3,392**	3,713

Liability for funded defined benefit obligation
Principal actuarial assumptions used at the balance sheet date (expressed as weighted averages):

	Group	
	2004	2003
	%	%
Discount rate	**5.5**	5.3
Expected return on plan assets		
- pre retirement	**6.8**	6.8
- post retirement	**5.3**	5.3
Future salary increases	**3.9**	3.3
Increases to pensions in payment	**2.9**	2.3

29. RELATED PARTY TRANSACTIONS

(a) The Company has a controlling related party relationship with all its subsidiary companies. *Significant inter-company transactions of the Company are as follows:*

	Company	
	2004	2003
	RM'000	RM'000
Purchases from subsidiary companies		
Austerfield Corporation Sdn Bhd	**2,016**	1,366
Colville Holdings Sdn Bhd	**2,089**	1,824
Gunong Pertanian Sdn Bhd	**4,624**	4,618
KL-Kepong Country Homes Sdn Bhd	**6,437**	5,597
Kompleks Tanjong Malim Sdn Bhd	**1,222**	820
Kulumpang Development Corporation Sdn Bhd	**2,015**	247
Uni-Agro Multi Plantations Sdn Bhd	**9,340**	8,848
Sales to subsidiary companies		
KL-Kepong Cocoa Products Sdn Bhd	**1,803**	2,471
KL-Kepong Edible Oils Sdn Bhd	**95,411**	93,612
KL-Kepong Rubber Products Sdn Bhd	**8,333**	-
Kulumpang Development Corporation Sdn Bhd	**10,680**	8,005
Palm-Oleo Sdn Bhd	**45,114**	40,392
The Kuala Pertang Syndicate Ltd	**7,963**	7,432
Interest received		
Bornion Estate Sdn Bhd	**189**	1,180
Management fees paid		
Taiko Plantations Sdn Bhd	**3,432**	3,426

(b) Significant related party transactions
Set out below are the significant related party transactions in the normal course of business for the financial year (in addition to related party disclosures mentioned elsewhere in the financial statements). The related party transactions described below were carried out on terms and conditions not more materially different from those obtainable in transactions with unrelated parties.

	Group 2004 RM'000	Group 2003 RM'000	Company 2004 RM'000	Company 2003 RM'000
(i) Transactions with associated companies				
Sale of goods				
Esterol Sdn Bhd	**3,036**	3,339	**-**	-
Service charges paid				
Applied Agricultural Resources Sdn Bhd	**1,562**	1,525	**554**	550
(ii) Transactions with companies in which certain directors are common directors and/or have direct or deemed interest				
Sales of goods				
Siam Taiko Marketing Co Ltd	**3,452**	2,017	**-**	-
Taiko Marketing Sdn Bhd	**4,382**	13,593	**-**	-
Taiko International Trade (Shanghai) Co Ltd	**10,341**	-	**-**	-
F Holm Chemie Handels GmbH	**27,362**	-	**-**	-
Sales commission paid				
Taiko International Trade (Shanghai) Co Ltd	**1,151**	-	**-**	-
Taiko Marketing (Singapore) Pte Ltd	**1,063**	-	**-**	-
Purchase of goods				
Bukit Katho Estate Sdn Bhd	**3,414**	2,328	**3,414**	2,239
Kampar Rubber & Tin Co Sdn Bhd	**8,342**	6,471	**8,141**	6,347
Malay Rubber Plantations (M) Sdn Bhd	**7,918**	4,487	**7,785**	4,160
Revertex (Malaysia) Sdn Bhd	**3,032**	-	**3,032**	-
Taiko Clay Marketing Sdn Bhd	**1,063**	1,360	**-**	-
Taiko Marketing Sdn Bhd	**11,855**	10,107	**3,993**	1,969
Wan Hin Plantations Sdn Bhd	**2,105**	1,498	**289**	-
Purchase of land				
Taiko Marketing Sdn Bhd	**4,600**	-	**-**	-
(iii) Transaction with company in which certain directors are directors and direct shareholders of the holding company, which is a corporate shareholder of the Company				
Purchase of land				
Malay Sino Chemical Industries Sdn Bhd	**5,899**	-	**-**	-

(c) Significant non-trade related party balances

Outstanding significant non-trade related party balances at 30 September are as follows:

	Company	
	2004	2003
	RM'000	RM'000
Amount owing by subsidiary companies		
Bornion Estate Sdn Bhd	**-**	10,286
Brecon Holdings Sdn Bhd	**10,854**	-
Fajar Palmkel Sdn Bhd	**14,192**	23,144
Gocoa Sdn Bhd	**7,281**	8,437
Golden Yield Sdn Bhd	**7,954**	9,189
Gunong Pertanian Sdn Bhd	**3,233**	8,849
KLK Farms Pty Ltd	**5,449**	5,146
KLK Overseas Investments Ltd	**288,189**	292,846
KL-Kepong (Sabah) Sdn Bhd	**91,947**	62,102
KL-Kepong Cocoa Products Sdn Bhd	**6,006**	26,959
KL-Kepong Edible Oils Sdn Bhd	**5,468**	12,903
KL-Kepong Industrial Holdings Sdn Bhd	**179,235**	220,656
KL-Kepong International Ltd	**8,089**	8,075
KL-Kepong Oleomas Sdn Bhd	**22,490**	-
KL-Kepong Property Holdings Sdn Bhd	**524,132**	392,449
KLKI Holdings Ltd	**8,978**	8,319
Kulumpang Development Corporation Sdn Bhd	**89,532**	20,826
Ladang Finari Sdn Bhd	**12,811**	14,841
Ladang Sumundu (Sabah) Sdn Bhd	**6,119**	8,556
Leluasa Untung Sdn Bhd	**39,360**	24,809
Masawit Plantation Sdn Bhd	**7,404**	8,520
Richinstock Sawmill Sdn Bhd	**-**	5,967
Sabah Cocoa Sdn Bhd	**-**	18,634
Selit Plantations (Sabah) Sdn Bhd	**7,288**	8,334
Susuki Sdn Bhd	**18,836**	18,835
Sy Kho Trading Plantation Sdn Bhd	**10,083**	13,163
Syarikat Swee Keong (Sabah) Sdn Bhd	**10,374**	12,407
Taiko Plantations Sdn Bhd	**13,908**	20,108
The Shanghai Kelantan Rubber Estates (1925) Ltd	**49,558**	43,509
Voray Holdings Ltd	**14,498**	14,498
Amount owing to subsidiary companies		
Golden Sphere Sdn Bhd	**9,461**	18,477
KL-Kepong Plantation Holdings Sdn Bhd	**50,932**	9,099
Sabah Cocoa Sdn Bhd	**19,599**	-
Segar Usaha Sdn Bhd	**64,126**	47,267
Sri Kunak Plantation Sdn Bhd	**68,062**	1,149
The Kuala Pertang Syndicate Ltd	**56,434**	48,046

30. COMMITMENTS

	Group 2004 RM'000	Group 2003 RM'000	Company 2004 RM'000	Company 2003 RM'000
Capital				
Property, plant and equipment				
Contracts placed but not completed at 30 September	**89,645**	185,558	**24,398**	147
Capital expenditure approved by the Board but not contracted for at 30 September	**234,689**	6,315	**218**	211
	324,334	191,873	**24,616**	358

31. LEASE COMMITMENTS

	Group 2004 RM'000	Group 2003 RM'000
Commitments under non-cancellable operating leases:		
Expiring within one year	**11,436**	10,225
Expiring between two to five years	**39,665**	31,274
Expiring after five years	**43,372**	41,769
	94,473	83,268

The majority of the overseas subsidiary companies' leases of land and buildings are subject to rent review periods ranging between one and five years.

32. CONTINGENT LIABILITY – UNSECURED

The Company has an unsecured contingent liability of RM235.6 million (2003: RM171.9 million) in respect of corporate guarantees given to certain banks for credit facilities utilised by certain subsidiary companies at 30 September 2004.

33. SUBSIDIARY AND ASSOCIATED COMPANIES

The names of subsidiary and associated companies are detailed below:

Subsidiary Companies	Country Of Incorporation	Principal Country Of Operation	Group's Percentage Interest 2004	2003	Principal Activities
PLANTATIONS					
PENINSULAR MALAYSIA					
Gunong Pertanian Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
K. H. Syndicate Ltd #	England	Malaysia	**100**	100	Plantation
The Kuala Pertang Syndicate Ltd #	England	Malaysia	**100**	100	Plantation
The Shanghai Kelantan Rubber Estates (1925) Ltd †	Hong Kong	Malaysia	**100**	100	Plantation
Uni-Agro Multi Plantations Sdn Bhd	Malaysia	Malaysia	**51**	51	Plantation
KL-Kepong Edible Oils Sdn Bhd	Malaysia	Malaysia	**100**	100	Refining of palm products
KL-Kepong Plantation Holdings Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
Taiko Plantations Sdn Bhd †	Malaysia	Malaysia	**100**	100	Management of plantations
Rubber Fibreboards Sdn Bhd	Malaysia	Malaysia	**100**	100	Manufacturing of fibre mat

Subsidiary Companies	Country Of Incorporation	Principal Country Of Operation	Group's Percentage Interest 2004	2003	Principal Activities
PLANTATIONS					
SABAH					
Axe Why Zed Sdn Bhd †	Malaysia	Malaysia	**100**	100	Plantation
Bandar Merchants Sdn Bhd †	Malaysia	Malaysia	**100**	100	Plantation
Bornion Estate Sdn Bhd †	Malaysia	Malaysia	**63**	63	Plantation
Gocoa Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Golden Peak Development Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Golden Sphere Sdn Bhd †	Malaysia	Malaysia	**100**	100	Plantation
Golden Yield Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Kalumpang Estates Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Kulumpang Development Corporation Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Ladang Finari Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Ladang Sumundu (Sabah) Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Masawit Plantation Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Parit Perak Plantations Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Pinji Horticulture Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Richinstock Sawmill Sdn Bhd †	Malaysia	Malaysia	**100**	100	Plantation
Sabah Cocoa Sdn Bhd †	Malaysia	Malaysia	**100**	100	Plantation
Segar Usaha Sdn Bhd †	Malaysia	Malaysia	**100**	100	Plantation
Selit Plantations (Sabah) Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Sri Kunak Plantation Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Sunshine Plantation Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Sy Kho Trading Plantation Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Syarikat Budibumi Sdn Bhd †	Malaysia	Malaysia	**100**	100	Plantation
Syarikat Swee Keong (Sabah) Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Fajar Palmkel Sdn Bhd	Malaysia	Malaysia	**100**	100	Kernel crushing
Leluasa Untung Sdn Bhd	Malaysia	Malaysia	**100**	100	Kernel crushing
KL-Kepong (Sabah) Sdn Bhd	Malaysia	Malaysia	**100**	100	Milling and refining of palm products
Sabah Holdings Corporation Sdn Bhd †	Malaysia	Malaysia	**70**	70	Investment holding
Susuki Sdn Bhd †	Malaysia	Malaysia	**100**	100	Investment holding
INDONESIA					
P.T. ADEI Plantation and Industry †	Indonesia *	Indonesia	**95**	95	Plantation
P.T. Steelindo Wahana Perkasa †	Indonesia *	Indonesia	**95**	95	Plantation
P.T. Parit Sembada †	Indonesia *	Indonesia	**95**	95	Plantation
P.T. KLK Agriservindo †	Indonesia *	Indonesia	**100**	100	Management of plantations
P.T. Kreasijaya Adhikarya †	Indonesia *	Indonesia	**95**	95	Dormant

Subsidiary Companies	Country Of Incorporation	Principal Country Of Operation	Group's Percentage Interest 2004	2003	Principal Activities
REPUBLIC OF MAURITIUS					
KLK (Mauritius) International Ltd #	Republic of Mauritius	Republic of Mauritius	**100**	100	Investment holding
Verdant Plantations Ltd #	Republic of Mauritius	Republic of Mauritius	**100**	100	Investment holding
MANUFACTURING					
OLEOCHEMICALS					
Palm-Oleo Sdn Bhd	Malaysia	Malaysia	**80**	80	Manufacturing of oleochemicals
KSP Manufacturing Sdn Bhd	Malaysia	Malaysia	**96**	96	Manufacturing of soap noodles
Palmamide Sdn Bhd	Malaysia	Malaysia	**88**	88	Manufacturing of industrial amides
KL-Kepong Oleomas Sdn Bhd	Malaysia	Malaysia	**100**	100	Warehousing and manufacturing
Jasachem Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
KL-Kepong Industrial Holdings Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
KLK Premier Capital Ltd ††	British Virgin Islands	British Virgin Islands	**100**	100	Investment holding
Taiko Palm-Oleo (Zhangjiagang) Co Ltd †	People's Republic of China	People's Republic of China	**90**	-	Manufacturing of fatty acids, glycerine and soap noodles
COCOA PRODUCTS					
KL-Kepong Cocoa Products Sdn Bhd	Malaysia	Malaysia	**100**	100	Manufacturing of cocoa products
Selbourne Food Services Sdn Bhd	Malaysia	Malaysia	**100**	100	Manufacturing, packaging and distribution of chocolate products
GLOVE PRODUCTS					
KL-Kepong Rubber Products Sdn Bhd †	Malaysia	Malaysia	**100**	100	Manufacturing of latex examination gloves
Masif Latex Products Sdn Bhd †	Malaysia	Malaysia	**100**	100	Manufacturing of household latex gloves
PARQUET FLOORING					
B.K.B. Hevea Products Sdn Bhd †	Malaysia	Malaysia	**100**	100	Manufacturing of parquet flooring products
B.K.B. Flooring Sdn Bhd †	Malaysia	Malaysia	**100**	100	Marketing of parquet flooring products
B.K.B. Europa SARL ††	France	France	**100**	100	Marketing of wood based products
SOAP					
KLK Overseas Investments Ltd ††	British Virgin Islands	British Virgin Islands	**100**	100	Investment holding

Subsidiary Companies	Country Of Incorporation	Principal Country Of Operation	Group's Percentage Interest 2004	2003	Principal Activities
SOAP					
Standard Soap Company Ltd †	England	England	**100**	100	Manufacturing of toiletries
Beauty Basics Ltd †	England	England	**100**	100	Dormant
De Muth Ltd †	England	England	**100**	100	Dormant
KLK Cosmetics Ltd †	England	England	**100**	100	Dormant
Personality Beauty Products Ltd †	England	England	**100**	100	Dormant
Premier Soap Company Ltd †	England	England	**100**	100	Dormant
Zenithpeak Ltd †	England	England	**100**	100	Dormant
OIL REFINING & BULKING					
Hubei Zhong Chang Vegetable Oil Co Ltd †	People's Republic of China	People's Republic of China	**33**	33	Edible oil refining
Tianjin Voray Bulking Installation Co Ltd †	People's Republic of China	People's Republic of China	**37**	37	Bulking installation
Voray Holdings Ltd †	Hong Kong	Malaysia	**55**	55	Investment holding
RETAILING					
Crabtree & Evelyn Holdings Ltd †	England	England	**100**	100	Investment holding
Crabtree & Evelyn (Overseas) Ltd †	England	England	**100**	100	Distribution of toiletries
Crabtree & Evelyn Shop Ltd †	England	England	**100**	100	Manufacturing of jams
Crabtree & Evelyn Trading Ltd †	England	England	**100**	100	Manufacturing of toiletries
Premier Procurement Ltd †	England	England	**100**	100	Investment holding
Quillspur Ltd †	England	England	**100**	100	Investment holding
Windham Toiletries Ltd †	England	England	**100**	100	Inactive
Crabtree & Evelyn London Ltd †	England	England	**100**	100	Dormant
Scarborough and Co Ltd †	England	England	**100**	100	Dormant
Crabtree & Evelyn Austria GmBH †	Austria	Austria	**100**	100	Retailing of toiletries
Crabtree & Evelyn Deutschland GmBH †	Germany	Germany	**100**	100	Retailing and distribution of toiletries
Crabtree & Evelyn Europe BV †	Netherlands	Netherlands	**100**	100	Investment holding
Crabtree & Evelyn Industrie SA †	France	France	**-**	100	Liquidated
Crabtree & Evelyn London SA †	France	France	**100**	100	Retailing of toiletries
Crabtree & Evelyn Ltd †	United States of America	United States of America	**100**	100	Retailing and distribution of toiletries
Windham Manufacturing Ltd †	United States of America	United States of America	**100**	100	Manufacturing of toiletries
C&E Canada, Inc †	Canada	Canada	**100**	100	Retailing and distribution of toiletries
Crabtree & Evelyn Australia Pty Ltd †	Australia	Australia	**100**	100	Distribution of toiletries
Crabtree & Evelyn (Hong Kong) Ltd †	Hong Kong	Hong Kong	**100**	100	Retailing and distribution of toiletries
CE Holdings Ltd †	British Virgin Islands	British Virgin Islands	**100**	100	Investment holding

Subsidiary Companies	Country Of Incorporation	Principal Country Of Operation	Group's Percentage Interest 2004	2003	Principal Activities
RETAILING					
Crabtree & Evelyn Philippines, Inc †	Philippines	Philippines	**100**	100	Retailing and distribution of toiletries
Crabtree & Evelyn (Singapore) Pte Ltd †	Singapore	Singapore	**100**	100	Retailing and distribution of toiletries
Acc-Enhance Sdn Bhd	Malaysia	Malaysia	**100**	100	General trading
Crabtree & Evelyn (Malaysia) Sdn Bhd	Malaysia	Malaysia	**100**	100	Retailing of toiletries
PROPERTIES					
Austerfield Corporation Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
Betatechnic Sdn Bhd	Malaysia	Malaysia	**100**	100	Property development
Brecon Holdings Sdn Bhd	Malaysia	Malaysia	**100**	100	Renting out of storage and office space
Colville Holdings Sdn Bhd	Malaysia	Malaysia	**100**	100	Property development
KL-K Holiday Bungalows Sdn Bhd	Malaysia	Malaysia	**100**	100	Operating holiday bungalows
KL-Kepong Complex Sdn Bhd	Malaysia	Malaysia	**100**	100	Property development
KL-Kepong Country Homes Sdn Bhd	Malaysia	Malaysia	**100**	100	Property development
KL-Kepong Property Development Sdn Bhd	Malaysia	Malaysia	**100**	100	Property development
KL-Kepong Property Management Sdn Bhd	Malaysia	Malaysia	**100**	100	Property management
KL-Kepong Property Holdings Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
Kompleks Tanjong Malim Sdn Bhd	Malaysia	Malaysia	**80**	80	Property development
Palermo Corporation Sdn Bhd	Malaysia	Malaysia	**100**	100	Property development
INVESTMENT HOLDING					
Ablington Holdings Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
KL-Kepong Equity Holdings Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
Ortona Enterprise Sdn Bhd	Malaysia	Malaysia	**100**	100	Money lending
Quarry Lane Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
KL-Kepong International Ltd ††	Cayman Islands	Cayman Islands	**100**	100	Investment holding
KLKI Holdings Ltd †	England	England	**100**	100	Investment holding
Kuala Lumpur-Kepong Investments Ltd #	England	Malaysia	**100**	100	Investment holding
OTHERS					
Kepong Plantations Bhd †	Malaysia	Malaysia	-	100	Liquidated
KLK Farms Pty Ltd #	Australia	Australia	**100**	100	Cereal and sheep farming
KLK Assurance (Labuan) Ltd †	Malaysia	Malaysia	**100**	100	Offshore captive insurance

† Companies not audited by KPMG # Companies audited by overseas firms of KPMG
†† These companies are not required to be audited in the country of incorporation. The results of these companies are consolidated based on the unaudited financial statements.

*These subsidiary companies operate in Indonesia, a country which has sought assistance from the International Monetary Fund. Owing to the locality of the operations, these companies are not affected by the current economic conditions in Indonesia. It is the Group's policy to provide financial support to ensure that the plantation development is carried out as planned.

Associated Companies	Country Of Incorporation	Group's Percentage Interest 2004	2003	Principal Activities
Applied Agricultural Resources Sdn Bhd (formerly known as Applied Agricultural Research Sdn Bhd)	Malaysia	**50.0**	50.0	Agronomic service and research
Beijing King Voray Edible Oil Co Ltd	People's Republic of China	**13.8**	13.8	Inactive
Esterol Sdn Bhd	Malaysia	**50.0**	50.0	Manufacturing of food esters
Kumpulan Sierramas (M) Sdn Bhd	Malaysia	**50.0**	33.0	Property development
Malaysia Pakistan Venture Sdn Bhd	Malaysia	**25.0**	25.0	Investment holding
MAPAK Edible Oils (Private) Ltd	Pakistan	**30.0**	-	Manufacturing and marketing of palm and other soft oils
Pearl River Tyre (Holdings) Ltd	Australia	**30.5**	30.5	Investment holding and manufacturing of tyres
P.T. Sekarbumi Alamlestari	Indonesia	**48.0**	48.0	Plantation
Tawau Bulking Installation Sdn Bhd	Malaysia	**49.0**	49.0	Bulking installation
Yule Catto & Co plc	England	**21.7**	21.7	Manufacturing and distribution of speciality and fine chemicals

34. SEGMENT INFORMATION – GROUP

Segment information is presented in respect of the Group's business segment. Inter-segment pricing is determined based on current market prices. The main business segments of the Group comprise the following:

Plantation	Cultivation and processing of palm and rubber products and refining of palm products
Manufacturing	Manufacture of oleochemicals, soap noodles, industrial amide, cocoa products, rubber gloves and parquet flooring products
Retailing	Retailing and distribution of toiletries
Property development	Development of residential and commercial properties
Investment holding	Deposits, investment in quoted and unquoted corporations and freehold investment property
Others	Cereal and sheep farming, management services and money lending

The accounting policies of the segments are consistent with the accounting policies of the Group.

(a) Business segment

2004	Plantation RM'000	Manufacturing RM'000	Retailing RM'000	Property Development RM'000	Investment Holding RM'000	Others RM'000	Elimination RM'000	Consolidated RM'000
Revenue								
Sale to external customers	1,643,548	1,444,651	715,675	44,506	25,314	9,789	-	3,883,483
Inter-segment sales	82,742	17,911	27	-	282,069	13,698	(396,447)	-
Total revenue	1,726,290	1,462,562	715,702	44,506	307,383	23,487	(396,447)	3,883,483
Results								
Segment result	441,141	76,856	11,893	10,396	25,314	441	-	566,041
Unallocated corporate income								1,692
Operating profit								567,733
Finance cost	-	(2,209)	(3,420)	-	-	(57)	-	(5,686)
Share of results of associated companies	7,792	36,846	-	3,275	-	-	-	47,913
Profit before taxation								609,960
Tax expense								(159,889)
Profit after taxation								450,071
Minority interests								(19,822)
Net profit for the year								430,249
Assets								
Segment assets	2,067,288	851,567	463,517	313,520	636,740	37,474	-	4,370,106
Associated companies	30,639	425,571	-	37,233	-	-	-	493,443
Unallocated assets								32,812
Total assets								4,896,361
Liabilities								
Segment liabilities	139,264	198,743	175,315	8,552	143	5,786	-	527,803
Unallocated liabilities								209,002
Total liabilities								736,805
Other information								
Capital expenditure	91,059	77,592	41,655	10,962	39	2,162	-	223,469
Depreciation	52,880	34,823	21,510	195	33	797	-	110,238
Amortisation of leasehold land	2,615	599	-	-	29	-	-	3,243
Non-cash expenses								
Property, plant and equipment written off	771	18	-	-	-	-	-	789
Retirement benefits provision	3,309	-	-	-	-	855	-	4,164
Write down of inventories	1,096	3,111	-	-	-	-	-	4,207
Amortisation of intangible assets	-	-	1,281	-	-	-	-	1,281
Impairment of property, plant and equipment	-	1,840	2,958	-	-	-	-	4,798
Allowance for doubtful debts	-	716	-	-	-	-	-	716
Impairment in value of investment in an associated company	-	19,673	-	-	-	-	-	19,673

2003	Plantation RM'000	Manufacturing RM'000 (Restated)	Retailing RM'000	Property Development RM'000	Investment Holding RM'000	Others RM'000	Elimination RM'000	Consolidated RM'000 (Restated)
Revenue								
Sale to external customers	1,463,060	1,268,506	671,721	42,893	21,647	5,704	-	3,473,531
Inter-segment sales	48,513	17,058	353	-	141,553	10,484	(217,961)	-
Total revenue	1,511,573	1,285,564	672,074	42,893	163,200	16,188	(217,961)	3,473,531
Results								
Segment result	356,575	84,628	18,831	8,759	21,647	483	-	490,923
Unallocated corporate expenses								(8,367)
Operating profit								482,556
Finance cost	-	(1,630)	(3,891)	-	-	(94)	-	(5,615)
Share of results of associated companies	3,429	71,777	-	3,354	-	-	-	78,560
Profit before taxation								555,501
Tax expense								(156,484)
Profit after taxation								399,017
Minority interests								(17,739)
Net profit for the year								381,278
Assets								
Segment assets	1,950,920	738,850	461,942	152,389	639,969	51,839	-	3,995,909
Associated companies	19,164	456,609	-	21,247	-	-	-	497,020
Unallocated assets								31,513
Total assets								4,524,442
Liabilities								
Segment liabilities	125,106	144,598	191,725	7,811	199	5,331	-	474,770
Unallocated liabilities								174,073
Total liabilities								648,843
Other information								
Capital expenditure	92,986	37,524	31,458	1,578	20	16,902	-	180,468
Depreciation	44,100	32,559	19,538	77	25	700	-	96,999
Amortisation of leasehold land	2,056	276	-	-	29	72	-	2,433
Non-cash expenses								
Property, plant and equipment written off	888	11,972	-	-	-	-	-	12,860
Retirement benefits provision	3,081	13,410	-	-	-	140	-	16,631
Bad debts written off	-	-	1,486	-	-	-	-	1,486
Write down of inventories	714	14,511	-	-	-	-	-	15,225
Amortisation of intangible assets	-	-	1,151	-	-	-	-	1,151
Impairment of property, plant and equipment	-	-	1,710	-	-	-	-	1,710

(b) Revenue from external customers by geographical location of customers

	2004 RM'000	2003 RM'000
Malaysia	**814,789**	1,145,340
Far East	**853,212**	611,703
Middle East	**48,021**	34,567
South East Asia	**524,858**	376,846
Southern Asia	**250,049**	192,954
Europe	**650,019**	829,019
North America	**560,125**	132,413
South America	**22,915**	12,672
Australia	**106,530**	101,034
Africa	**36,304**	27,039
Others	**16,661**	9,944
	3,883,483	3,473,531

(c) Segment assets and additions to capital expenditure by geographical location of assets

	Segment Assets		**Additions to Capital Expenditure**	
	2004 RM'000	2003 RM'000	**2004 RM'000**	2003 RM'000
Malaysia	**3,218,258**	2,946,177	**94,565**	74,630
Australia	**64,635**	49,414	**16,264**	2,506
People's Republic of China	**194,643**	175,757	**30,701**	1,041
Europe	**627,311**	635,374	**7,907**	13,813
America	**196,445**	218,630	**17,282**	14,602
Indonesia	**477,671**	416,376	**55,172**	72,116
Others	**117,398**	82,714	**1,578**	1,760
	4,896,361	4,524,442	**223,469**	180,468

35. FINANCIAL INSTRUMENTS

(a) Financial risk management objectives and policies

The Group's financial risk management policy seeks to optimise the value creation for shareholders and ensuring that adequate financial resources are available for the development of the Group's businesses whilst managing its interest rate, foreign exchange, liquidity, credit and price fluctuation risks. The Group operates within clearly defined guidelines and it is the Group's policy not to engage in speculative transactions.

The main areas of financial risks faced by the Group are as follows:

(i) Interest rate risk

The Group's exposure to market risk for changes in interest rates relates to fixed deposits and cash equivalents with financial institutions and bank borrowings. Short term borrowings are utilised for working capital purposes while long term loans are taken for capital expenditure.

(ii) Foreign exchange risk

The Group operates internationally and is exposed to various currencies, mainly, Indonesian Rupiah, United States Dollar and Pound Sterling. The Group maintains a natural hedge by borrowing in the currency where the business unit operates. Foreign exchange exposures are hedged through forward foreign exchange contracts.

(iii) Liquidity risk
The Group maintains sufficient levels of cash or cash equivalents and adequate amounts of credit facilities to meet its working capital requirements. In addition, the Group strives to maintain flexibility in funding by keeping its credit lines available at a reasonable level. As far as possible, the Group raises funding from financial institutions and prudently balances its portfolio with some short and long term funding so as to achieve overall cost effectiveness.

(iv) Credit risk
Management has a credit policy in place and exposure to credit risk is monitored on an on-going basis. Credit worthiness review is regularly performed for new customers and existing customers who trade on credit, to mitigate exposure on credit risk. Where appropriate, the Group requires its customers to provide collateral before approvals are given to trade on credit.

The Group does not have any significant exposure to any individual customer or counterparty, nor does it have any major concentration of credit risk related to any financial instruments.

(v) Price fluctuation risk
The Group is exposed to price fluctuation risk on commodities mainly of palm oil and rubber. The Group mitigates its risk to the price volatility through hedging in the futures market and where deemed prudent, selling forward in the physical market.

(vi) Market risk
The Group's principal exposure to market risk arises mainly from changes in equity prices. The Group does not use derivative financial instruments to manage equity risk. The risk of loss in value is minimised via thorough analysis before making the investments and continuous monitoring of the performance and risk of the investments made. The Group manages disposal of its investments to optimise returns on realisation. Gains or losses on disposal are recognised in the income statement. Equity investments classified as non-current assets are held for long term. Changes in market values of long term investments, except where an impairment occurs or a permanent loss in value can be foreseen, do not affect the book value of the investments.

(b) Fair values
(i) Recognised financial instruments
In respect of cash and cash equivalents, trade and other receivables, trade and other payables and short term borrowings, the carrying amounts approximate fair values due to the relatively short term nature of these financial instruments.

The aggregate fair values of other financial assets and liabilities carried on the balance sheet as at 30 September are shown below:

		2004		2003	
	Note	**Carrying Amount RM'000**	**Fair Value RM'000**	Carrying Amount RM'000	Fair Value RM'000
Group					
Financial assets					
Other investments					
Quoted corporations	14	**89,556**	**115,748**	77,759	92,091
Unquoted corporations	14	**749**	*	758	*
Financial liabilities					
Term loans (non-current)					
Secured	24	**13,452**	**	18,938	**
Unsecured	24	**11,397**	**	-	-

	Note	2004 Carrying Amount RM'000	2004 Fair Value RM'000	2003 Carrying Amount RM'000	2003 Fair Value RM'000
Company					
Financial assets					
Other investments					
Unquoted corporations	14	**652**	*	652	*

The fair value of quoted shares is their quoted bid price at the balance sheet date.

* It is not practical to estimate the fair value of the Group's and Company's investments in unquoted corporations because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs.

** It is not practical to estimate the fair value of the non-current portion of the term loans due to the fluctuation of interest rates and foreign exchange.

(ii) Unrecognised financial instruments
The valuation of financial instruments not recognised in the balance sheet reflects their current market rates at the balance sheet date.

The contracted amount and fair value of financial instruments not recognised in the balance sheet are:

	Contracted Amount RM'000	Fair Value RM'000	Within One Year RM'000	In The Second To Fifth Year RM'000
2004				
Group				
Commodity future contracts	**3,364**	**3,199**	**3,364**	**-**
Forward foreign exchange contracts	**864,672**	**861,665**	**826,572**	**38,100**
Company				
Forward foreign exchange contracts	**88,933**	**88,713**	**88,933**	**-**
2003				
Group				
Commodity future contracts	8,201	9,673	8,201	-
Forward foreign exchange contracts	569,776	569,234	521,126	48,641
Company				
Forward foreign exchange contracts	66,888	66,416	66,888	-

36. CHANGES IN ACCOUNTING POLICIES AND PRIOR YEAR ADJUSTMENTS

(a) Changes in accounting policies
In the current financial year, the Group and the Company adopted two new MASB Standards. The adoption of MASB 29, Employee Benefits and MASB 32, Property Development Activities which have been applied retrospectively, resulted in changes in accounting policies. Comparative figures have been adjusted to reflect the change in these accounting policies.

The adoption of MASB 29 has resulted in the recognition of the liabilities for a defined benefit plan of a foreign subsidiary company. Previously, only contributions to the defined benefit plan were charged to the income statement so as to spread the cost of providing pensions and other post retirement benefits over employees' working lives of the subsidiary company. On adoption of this standard, the net liability of the present value of the obligation less the fair value of the plan assets, out of which the obligations are to be settled directly, has been recognised retrospectively as allowed under the transitional provision of this standard.

This change in accounting policy, applied retrospectively, has the following impact on results as follows:

	Group		Company	
	2004	2003	**2004**	2003
	RM'000	RM'000 (Restated)	**RM'000**	RM'000
Net profit before change in accounting policy	**430,249**	394,688	**246,659**	116,862
Effect of adopting MASB 29	**-**	(13,410)	**-**	-
Net profit for the year	**430,249**	381,278	**246,659**	116,862

MASB 32 is effective for annual financial statements covering periods beginning on or after 1 January 2004 and is being adopted early by the Group and the adoption of this standard has no material financial impact on the financial statements.

(b) Prior year adjustments
The change in accounting policy due to the adoption of MASB 29 has been accounted for by restating comparatives and adjusting the opening balance of consolidated retained profit at 1 October 2002 as disclosed in Note 37 and the consolidated statement of changes in equity respectively.

37. COMPARATIVE FIGURES

The following comparative figures have been restated to reflect the change in accounting policies as explained in Note 36:

	Group	
	As Restated RM'000	As Previously Stated RM'000
Income Statement		
Other operating expenses	**81,408**	67,998
Profit before taxation	**555,501**	568,911
Net profit for the year	**381,278**	394,688
Balance Sheet		
Trade receivables	**256,226**	250,636
Property development costs	**17,696**	23,286
Reserves	**3,051,452**	3,076,762
Provision for retirement benefits	**38,739**	13,429
	Sen	Sen
Earnings per share	**53.7**	55.6
	RM'000	RM'000
Consolidated Cash Flow Statement		
Profit before taxation	**555,501**	568,911
Retirement benefits provision	**16,631**	3,221

38. EVENTS SUBSEQUENT TO BALANCE SHEET DATE

(a) On 29 October 2004, Ablington Holdings Sdn Bhd ("the Purchaser"), a wholly-owned subsidiary company, acquired from Kuda Sejati Sdn Bhd ("the Vendor") a 15.39% equity stake, comprising 17,600,000 ordinary shares of RM1.00 each in Ladang Perbadanan-Fima Berhad ("LPF") for a total cash consideration of RM50,160,000 or RM2.85 per share.

The transaction was completed via a Direct-Business Transaction in accordance with the rules and regulations of Bursa Malaysia Securities Berhad.

Following the completion of the transaction, the Vendor and the Purchaser entered into a Call and Put Agreement ("the Option Agreement"). The Call and Put Options therein are exercisable in respect of a maximum of 17,600,000 and a minimum of 11,543,860 ordinary shares in LPF ("the Option Shares"), at the Option Price of RM2.85 per share. The Call and Put Options are exercisable by either Party by service of an Option Notice, but only in the event of termination of the Sale and Purchase Agreement dated 6 August 2004 between Kumpulan Fima Berhad ("KFB") and Glamour Green Sdn Bhd in respect of KFB's entire shareholding of 26,496,000 ordinary shares in LPF ("Option Exercise Event").

The Call and Put Options are valid for 90 days from the date of the Option Agreement and if exercised on the happening of the Option Exercise Event, the Option Shares will be sold seven days from the Option Notice.

(b) KLK (Mauritius) International Ltd, a wholly-owned subsidiary company, had on 20 November 2004 entered into a conditional agreement to acquire from Abraham Adiasa, a 75% equity stake equivalent to 300 ordinary shares of Rp500,000 each in PT Hutan Hijau Mas ("PTHHM"), a company established in the Republic of Indonesia, for a cash consideration of USD1,500,000.

PTHHM holds a Certificate of *Izin Lokasi* for 20,000 hectares of land located in Berau, East Kalimantan, Republic of Indonesia ("the Land"). PTHHM intends to develop the Land into oil palm plantations in due course.

The proposed acquisition is conditional on the fulfillment of various conditions, amongst which is the approval of the Indonesian Investment Co-ordinating Board for the conversion of PTHHM into a foreign investment company, before 30 September 2005 or such other later date determined by the Company.

39. AUTHORISATION FOR ISSUE

The financial statements were approved and authorised for issue by the Board of Directors on 13 December 2004.

Directors' Statement

In the opinion of the Directors, the financial statements set out on pages 50 to 96 are drawn up in accordance with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia so as to give a true and fair view respectively of the state of affairs of the Group and of the Company at 30 September 2004 and of the results of the business of the Group and of the Company and of the cash flows of the Group and of the Company for the financial year ended on that date.

On Behalf of the Board

DATO' LEE OI HIAN
(Chairman/CEO)

YEOH CHIN HIN
(Director)

13 December 2004

Statutory Declaration

I, Fan Chee Kum, being the officer primarily responsible for the financial management of Kuala Lumpur Kepong Berhad, do solemnly and sincerely declare that the financial statements set out on pages 50 to 96 are to the best of my knowledge and belief, correct, and I make this solemn declaration conscientiously believing the same to be true and by virtue of the provisions of the Statutory Declarations Act, 1960.

Subscribed and solemnly declared)
by the abovenamed at Ipoh in the)
State of Perak Darul Ridzuan this)
13th day of December 2004.)

FAN CHEE KUM

Before me:-

S. JAGJIT SINGH
Commissioner for Oaths
Ipoh, Perak Darul Ridzuan,
Malaysia.

Report Of The Auditors

to the members of Kuala Lumpur Kepong Berhad.

We have audited the financial statements set out on pages 50 to 96. The preparation of the financial statements is the responsibility of the Company's Directors. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with approved Standards on Auditing in Malaysia. These standards require that we plan and perform the audit to obtain all the information and explanations which we consider necessary to provide us with evidence to give reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. An audit also includes an assessment of the accounting principles used and significant estimates made by the Directors as well as evaluating the overall adequacy of the presentation of information in the financial statements. We believe our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements are properly drawn up in accordance with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia so as to give a true and fair view of:

(i) the state of affairs of the Group and of the Company at 30 September 2004 and the results of their operations and cash flows for the year ended on that date; and

(ii) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements of the Group and of the Company;

and

(b) the accounting and other records and the registers required by the Companies Act,1965 to be kept by the Company and the subsidiaries of which we have acted as auditors have been properly kept in accordance with the provisions of the said Act.

The subsidiaries in respect of which we have not acted as auditors are identified in Note 33 on the financial statements and we have considered their financial statements and the auditors' reports thereon.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the Company's financial statements are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations required by us for those purposes.

The audit reports on the financial statements of the subsidiaries were not subject to any qualification and did not include any comment made under sub-section (3) of Section 174 of the Act.

KPMG
FIRM NUMBER: AF-0758
Chartered Accountants

PETER HO KOK WAI
PARTNER
APPROVAL NUMBER : 1745/12/05 (J)

Ipoh.
13 December 2004

	2004 Hectares	2004 % Under Crop	2004 % Of Total Planted Area	2003 Hectares	2003 % Under Crop	2003 % Of Total Planted Area
OIL PALM						
Mature	**94,570**	**78**	**67**	87,028	76	64
Immature	**26,633**	**22**	**19**	26,756	24	20
Total	**121,203**	**100**	**86**	113,784	100	84
RUBBER						
Mature	**16,146**	**79**	**11**	16,496	78	12
Immature	**4,355**	**21**	**3**	4,671	22	4
Total	**20,501**	**100**	**14**	21,167	100	16
TOTAL PLANTED	**141,704**		**100**	134,951		100
Plantable Reserves	**1,784**			8,506		
Building Sites, etc.	**7,156**			6,852		
GRAND TOTAL	**150,644**			150,309		

	2004 RM'000	2003 RM'000	2002 RM'000	2001 RM'000	2000 RM'000
REVENUE					
Palm products	**1,489,965**	1,351,493	924,021	600,975	750,913
Rubber	**153,583**	111,567	83,933	64,575	71,587
Cocoa	**-**	-	-	152	805
Manufacturing	**1,444,651**	1,268,506	856,515	805,843	835,173
Retailing	**715,675**	671,721	583,061	545,073	526,215
Property development	**44,506**	42,893	-	-	-
Investment income	**25,314**	21,647	15,381	19,548	22,967
Other income	**9,789**	5,704	6,160	5,448	16,436
	3,883,483	3,473,531	2,469,071	2,041,614	2,224,096
GROUP PROFIT					
Palm products	**383,610**	338,104	203,981	44,270	127,951
Rubber	**57,531**	18,471	2,242	(1,706)	(949)
Cocoa	**-**	-	-	(122)	(860)
Manufacturing	**76,856**	84,628	59,501	94,590	78,770
Retailing	**11,893**	18,831	15,806	11,366	(33,048)
Property development	**10,396**	8,759	-	-	-
Others	**441**	483	(2,092)	(1,245)	887
Share of results of associated companies	**47,913**	78,560	49,752	(45,079)	83,804
Investment income	**25,314**	21,647	16,087	16,577	23,810
Finance cost	**(5,686)**	(5,615)	(4,832)	(3,935)	(6,482)
Corporate	**1,692**	(8,367)	(5,226)	(8,157)	16,196
Profit before taxation	**609,960**	555,501	335,219	106,559	290,079
Taxation	**(159,889)**	(156,484)	(80,668)	(23,425)	(70,995)
Minority interests	**(19,822)**	(17,739)	(11,378)	(15,951)	(14,628)
Net profit	**430,249**	381,278	243,173	67,183	204,456
CAPITAL EMPLOYED					
Property, plant and equipment	**2,352,652**	2,273,656	2,183,584	1,992,330	1,952,874
Property development costs	**194,389**	54,652	68,806	69,711	68,907
Associated companies	**493,443**	497,020	467,688	510,393	581,674
Other investments	**94,579**	82,473	69,834	83,440	89,175
Deferred tax assets	**5,176**	9,490	21,630	48,355	44,035
Intangible assets	**19,060**	18,837	18,782	18,772	19,928
Goodwill on consolidation	**60,369**	60,369	64,002	31,830	30,072
Net current assets	**1,164,067**	1,073,022	798,834	721,604	725,030
Total	**4,383,735**	4,069,519	3,693,160	3,476,435	3,511,695

	2004 RM'000	2003 RM'000	2002 RM'000	2001 RM'000	2000 RM'000
SOURCES OF FINANCE					
Share capital	**712,516**	712,516	712,516	712,516	712,516
Reserves	**3,322,593**	3,051,452	2,713,599	2,545,454	2,597,202
Cost of treasury shares	**(13,447)**	(13,447)	(13,447)	(12,382)	(12,382)
Deferred taxation	**158,662**	135,876	123,762	107,258	94,127
Provision for retirement benefits	**40,456**	38,739	24,754	10,475	10,036
Minority interests	**137,894**	125,078	113,847	111,653	108,080
Borrowings	**24,849**	18,938	17,660	1,254	1,761
Finance leases	**212**	367	469	207	355
Total	**4,383,735**	4,069,519	3,693,160	3,476,435	3,511,695

	2004	2003	2002	2001	2000
SHAREHOLDERS' EARNINGS AND DIVIDENDS					
Earnings per share – sen	**60.6**	53.7	34.2	9.5	28.8
Share price at 30 September – RM	**6.70**	6.20	6.05	5.20	5.30
Dividend rate – gross	**30.0%**	25.0%	20.0%	15.0%	20.0%
Dividend yield at 30 September	**4.5%**	4.0%	3.3%	2.9%	3.8%
P/E ratio at 30 September	**11.1**	11.5	17.7	54.7	18.4

Oil Palm Planted Area / FFB Production


'000
hectares
110
100
90
80
70
60
50
40
30
20
10
0
'000
tonnes
2200
2000
1800
1600
1400
1200
1000
800
600
400
200
0
2004
2003
2002
2001
2000
FFB production ('000 tonnes)
planted area - immature ('000 hectares)
planted area - mature ('000 hectares)

Rubber Planted Area / Production


'000
hectares
30
25
20
15
10
5
0
million
kilos
30
25
20
15
10
5
0
2004
2003
2002
2001
2000
Rubber production (million kilos)
planted area - immature ('000 hectares)
planted area - mature ('000 hectares)

Earnings Per Share


sen
70
60
50
40
30
20
10
0
2004
2003
2002
2001
2000

Net Tangible Asset Per Share


RM
6
5
4
3
2
1
0
2004
2003
2002
2001
2000

Shareholders' Funds


RM
million
5000
4000
3000
2000
1000
0
2004
2003
2002
2001
2000

		2004	2003	2002	2001	2000
OIL PALM						
FFB Production - own estates	(tonnes)	**2,019,506**	1,925,953	1,766,762	1,604,385	1,392,674
- sold	(tonnes)	**30,513**	109,917	90,474	62,719	45,051
- purchased	(tonnes)	**849,449**	795,688	764,984	586,291	511,406
- total processed	(tonnes)	**2,838,442**	2,611,724	2,441,272	2,127,957	1,859,029
Yield per mature hectare	(tonnes FFB)	**21.57**	22.15	21.20	20.95	21.28
Profit per mature hectare (before replanting expenditure)	(RM)	**4,448**	4,160	2,718	1,001	2,483
Average selling prices:						
Refined palm products	(RM per tonne ex-refinery)	**1,701**	1,535	1,206	885	1,202
Crude palm oil	(RM per tonne ex-mill)	**1,636**	1,476	1,169	824	1,131
Palm kernel oil	(RM per tonne ex-mill)	**2,065**	1,477	1,193	938	1,953
Palm kernel cake	(RM per tonne ex-mill)	**177**	155	152	73	151
Palm kernels	(RM per tonne ex-mill)	**973**	683	580	440	927
FFB	(RM per tonne)	**337**	269	217	138	211
RUBBER						
Production - own estates	('000 kgs)	**25,828**	24,755	23,782	23,646	24,727
- sold	('000 kgs)	**6**	285	54	158	4,670
- purchased	('000 kgs)	**4,883**	2,805	2,789	2,496	2,041
- total processed	('000 kgs)	**30,705**	27,275	26,517	25,984	22,098
Yield per mature hectare	(kgs)	**1,611**	1,507	1,439	1,381	1,431
Profit per mature hectare (before replanting expenditure)	(RM)	**3,975**	1,606	602	321	542
Average selling price (net of cess)	(sen/kg)	**519**	386	300	294	311
COCOA						
Production - own estates	('000 kgs)	-	-	-	536	1,004
Yield per mature hectare	(kgs)	-	-	-	746	680
Loss per mature hectare (before replanting expenditure)	(RM)	-	-	-	(170)	(583)
Average selling price	(RM/kg)	-	-	-	3.43	3.24
PLANTED AREA (weighted average hectares):						
OIL PALM						
Mature		**93,606**	86,965	83,325	76,599	65,452
Immature		**25,727**	26,630	29,797	35,505	41,302
RUBBER						
Mature		**16,034**	16,429	16,520	17,119	17,270
Immature		**4,616**	4,975	5,208	5,445	6,254
COCOA						
Mature		-	-	-	718	1,475
TOTAL PLANTED AREA		**139,983**	134,999	134,850	135,386	131,753

LOCATION	TENURE	TITLED HECTAREAGE	DESCRIPTION	NET BOOK VALUE RM '000	YEAR OF ACQUISITION/ LAST REVALUATION
PLANTATIONS					
PENINSULAR MALAYSIA					
Ladang Allagar, Trong, Perak.	Freehold Leasehold expiring in 2908	549 256	Oil palm estate	12,700	1986
Ladang Ayer Hitam, Bahau, Negeri Sembilan.	Freehold	2,640	Rubber and oil palm estate	38,521	1985
Ladang Ban Heng, Pagoh, Muar, Johor.	Freehold	631	Oil palm estate	8,192	1979*
Ladang Batang Jelai, Rompin, Negeri Sembilan.	Freehold	2,162	Rubber and oil palm estate	32,883	1985
Ladang Batu Lintang, Serdang, Kedah.	Freehold	2,017	Rubber and oil palm estate	31,728	1986
Ladang Changkat Asa, Tanjong Malim, Perak.	Freehold	1,544	Rubber and oil palm estate	15,684	1979*
Ladang Fraser, Kulai, Johor.	Freehold	2,968	Oil palm estate	33,393	1979*
Ladang Ghim Khoon, Serdang, Kedah.	Freehold	950	Rubber and oil palm estate	23,348	1986
Ladang Glenealy, Parit, Perak.	Freehold	1,084	Rubber and oil palm estate	15,224	1992
Ladang Gunong Pertanian, Simpang Durian, Negeri Sembilan.	Leasehold expiring in 2077	686	Oil palm estate	10,327	1985
Ladang Jeram Padang, Bahau, Negeri Sembilan.	Freehold	2,114	Rubber and oil palm estate	29,815	1985
Ladang Kekayaan, Paloh, Johor.	Leasehold expiring in 2068	2,818	Oil palm estate	33,645	1979*
Ladang Kerilla, Tanah Merah, Kelantan.	Freehold	2,191	Rubber and oil palm estate	27,151	1992

* Year of last revaluation

LOCATION	TENURE	TITLED HECTAREAGE	DESCRIPTION	NET BOOK VALUE RM '000	YEAR OF ACQUISITION/ LAST REVALUATION
Ladang Kerling, Kerling, Selangor.	Freehold	619	Rubber and oil palm estate	47,476	2002
Ladang Kombok, Rantau, Negeri Sembilan.	Freehold	1,916	Rubber and oil palm estate	32,110	1985
Ladang Kuala Gris, Kuala Krai, Kelantan.	Freehold	2,429	Rubber and oil palm estate	29,932	1992
Ladang Kuala Kangsar, Padang Rengas, Perak.	Freehold Leasehold expiring in 2896	510 337	Rubber and oil palm estate	5,911	1979*
Ladang Landak, Paloh, Johor.	Leasehold expiring in 2068	2,833	Oil palm estate	26,964	1979*
Ladang New Pogoh, Segamat, Johor.	Freehold	1,560	Rubber and oil palm estate	14,283	1979*
Ladang Paloh, Paloh, Johor.	Freehold	2,680	Oil palm estate	36,812	1979*
Ladang Pasir Gajah, Kuala Krai, Kelantan.	Freehold Leasehold expiring in 2326 and 2907	1,257 1,398	Rubber and oil palm estate	24,322	1981* 1980*
Ladang Pelam, Kulim, Kedah.	Freehold	2,526	Rubber and oil palm estate	39,566	1992
Ladang Renjok, Bentong, Pahang.	Freehold	1,579	Rubber and oil palm estate	15,942	1979*
Ladang See Sun, Renggam, Johor.	Freehold	589	Oil palm estate	9,813	1984
Ladang Selborne, Padang Tengku, Kuala Lipis, Pahang.	Freehold	1,282	Rubber estate	16,579	1992
Ladang Serapoh, Parit, Perak.	Freehold	936	Rubber and oil palm estate	9,120	1979* 1992

* Year of last revaluation

LOCATION	TENURE	TITLED HECTAREAGE	DESCRIPTION	NET BOOK VALUE RM '000	YEAR OF ACQUISITION/ LAST REVALUATION
Ladang Subur, Batu Kurau, Perak.	Freehold	1,290	Rubber and oil palm estate	14,454	1986
Ladang Sungei Gapi, Serendah, Selangor.	Freehold	610	Rubber and oil palm estate	6,169	1979* 1985
Ladang Sungei Kawang, Lanchang, Pahang.	Freehold	1,890	Rubber and oil palm estate	15,279	1979*
Ladang Sungei Penggeli, Bandar Tenggara, Johor.	Leasehold expiring in 2087	951	Oil palm estate	9,063	1988
Ladang Sungei Sokor, Tanah Merah, Kelantan.	Freehold	1,603	Rubber and oil palm estate	17,020	1992
Ladang Sungei Tamok, Paloh, Johor.	Leasehold expiring in 2078	1,619	Oil palm estate	15,784	1979*
Ladang Tertinggi, Paloh, Johor.	Leasehold expiring in 2078	1,619	Oil palm estate	19,526	1979*
Ladang Tuan, Bentong, Pahang.	Freehold Leasehold expiring between 2030 and 2057	1,369 443	Rubber and oil palm estate	11,399	1979*
Ladang Tuan Mee, Sungei Buloh, Selangor.	Freehold	1,715	Oil palm estate	17,578	1979*
Ladang Ulu Pedas, Pedas, Negeri Sembilan.	Freehold	923	Rubber and oil palm estate	17,535	1985
Ladang Voules, Segamat, Johor.	Freehold	2,977	Rubber and oil palm estate	25,393	1979*
		62,070			
SABAH					
Ladang Bornion, Kinabatangan, Sabah.	Leasehold expiring in 2078	3,233	Oil palm estate	35,503	1992

* Year of last revaluation

LOCATION	TENURE	TITLED HECTAREAGE	DESCRIPTION	NET BOOK VALUE RM '000	YEAR OF ACQUISITION/ LAST REVALUATION
Ladang Bukit Tabin, Lahad Datu, Sabah.	Leasehold expiring in 2079	2,916	Oil palm estate	32,039	1993
Ladang Jatika, Tawau, Sabah.	Leasehold expiring between 2068 and 2083	3,515	Oil palm estate	47,618	1991
Ladang Lungmanis, Lahad Datu, Sabah.	Leasehold expiring in 2085	1,656	Oil palm estate	13,607	1991*
Ladang Pang Burong, Tawau, Sabah.	Leasehold expiring between 2063 and 2080	2,548	Oil palm estate	37,050	1983
Ladang Pangeran, Tawau, Sabah.	Leasehold expiring between 2063 and 2080	2,855	Oil palm estate	38,759	1983
Ladang Pinang, Tawau, Sabah.	Leasehold expiring between 2067 and 2085	2,425	Oil palm estate	31,330	1983
Ladang Ringlet, Tawau, Sabah.	Leasehold expiring between 2067 and 2080	1,843	Oil palm estate	16,572	1989
Ladang Rimmer, Lahad Datu, Sabah.	Leasehold expiring in 2085	2,730	Oil palm estate	21,560	1991*
Ladang Segar Usaha, Kinabatangan, Sabah.	Leasehold expiring in 2077	2,792	Oil palm estate	31,164	1990*
Ladang Sigalong, Tawau, Sabah.	Leasehold expiring between 2063 and 2079	2,861	Oil palm estate	30,257	1983

* Year of last revaluation

LOCATION	TENURE	TITLED HECTAREAGE	DESCRIPTION	NET BOOK VALUE RM '000	YEAR OF ACQUISITION/ LAST REVALUATION
Ladang Sri Kunak, Tawau, Sabah.	Leasehold expiring between 2063 and 2076	2,773	Oil palm estate	60,249	1983
Ladang Sg. Silabukan, Lahad Datu, Sabah.	Leasehold expiring in 2079	2,654	Oil palm estate	29,007	1993
Ladang Tundong, Tawau, Sabah.	Leasehold expiring between 2063 and 2073	2,096	Oil palm estate	28,570	1983
Ladang Tungku, Lahad Datu, Sabah.	Leasehold expiring in 2085	3,418	Oil palm estate	26,811	1991*
		40,315			
INDONESIA					
Kebun SWP, Belitung, Indonesia.	Leasehold expiring in 2020	14,065	Oil palm estate	63,785	1994
Kebun Mandau, Riau, Indonesia.	Leasehold expiring in 2020	14,799	Rubber and oil palm estate	86,857	1996
Kebun Nilo, Riau, Indonesia.	Leasehold expiring in 2028	12,860	Oil palm estate	128,144	1996
Kebun Parit Sembada, Belitung, Indonesia.	Leasehold expiring in 2020	3,990	Oil palm estate	22,141	2003
		45,714			

* Year of last revaluation

LOCATION	TENURE	TITLED HECTAREAGE	DESCRIPTION	APPROXIMATE AGE OF BUILDINGS Years	NET BOOK VALUE RM'000	YEAR OF ACQUISITION/ LAST REVALUATION
OTHER OPERATIONS						
MALAYSIA						
B.K.B. Hevea Products, Ipoh, Perak.	Leasehold expiring in 2089	5	Parquet factory	10	7,306	1994
KL-Kepong Cocoa Products, Port Klang, Selangor.	Leasehold expiring in 2088	2	Cocoa products factory	12	7,031	1991
		2	Warehouse	7	8,341	2003
KL-Kepong Edible Oils, Pasir Gudang, Johor.	Leasehold expiring in 2045	5	Palm oil refinery	21	1,113	1985
KL-Kepong Oleomas, Klang, Selangor.	Leasehold expiring in 2097	19	Vacant land for industrial use	-	22,202	2004
KL-Kepong Rubber Products, Lahat, Perak.	Freehold	4	Rubber gloves factory	15	5,088	1995
KL-Kepong (Sabah), Tawau, Sabah.	Leasehold expiring in 2073	61	Refinery, palm oil mills and kernel crushing plant	17 to 21	967	1983
KSP Manufacturing, Rawang, Selangor.	Freehold	4	Soap noodles factory	8	4,995	1994
Leluasa Untung, New Wharf Road, Lahad Datu, Sabah.	Leasehold expiring in 2066	4	Kernel crushing plant	2	10,239	1998
Palmamide, Rawang, Selangor.	Freehold	3	Industrial amides factory	8	4,092	1994
Palm-Oleo, Rawang, Selangor.	Freehold	8	Oleochemicals factory	13	6,888	1991
		117				

LOCATION	TENURE	TITLED AREA #	DESCRIPTION	APPROXIMATE AGE OF BUILDINGS Years	NET BOOK VALUE RM'000	YEAR OF ACQUISITION/ LAST REVALUATION
Colville Holdings, Setul, Negeri Sembilan.	Freehold	422	Property development	-	9,812	1985
KL-Kepong Complex, Sungei Buloh, Selangor.	Freehold	13	Property development	-	2,693	1979
KL-Kepong Country Homes, Ijok, Selangor.	Freehold Leasehold expiring in 2082	1,089 9	Property development	-	26,137	1979
KL-Kepong Property Development, Gombak, Selangor.	Freehold	403	Property development	-	140,620	2004
Kompleks Tanjong Malim, Tanjong Malim, Perak.	Freehold	184	Property development	-	3,558	1979
Palermo Corporation, Bagan Samak, Kedah.	Freehold	353	Property development	-	11,961	1986
		2,473				
Annexe & Brunwells, Port Dickson, Negeri Sembilan.	Freehold	13,339 sq.m.	Holiday bungalows	56	34	1972
Bunge & Arundel, Fraser's Hill, Pahang.	Leasehold expiring between 2025 and 2026	8,981 sq.m.	Holiday bungalows	55	234	1972
Wisma Taiko, 1, Jalan S.P. Seenivasagam, Ipoh, Perak.	Freehold Leasehold expiring in 2892	2,984 sq.m. 2,408 sq.m.	Head Office building	19	5,902 1,606	1983 2000
3, Jalan Taman U Thant, Kuala Lumpur.	Freehold	2,092 sq.m.	Residential bungalow	42	1	1974
5B, Jalan Tun Dr. Ismail, Ipoh, Perak.	Freehold	2,849 sq.m.	Residential bungalow	38	1	1978

Titled area is in hectares except otherwise indicated.

LOCATION	TENURE	TITLED AREA #	DESCRIPTION	APPROXIMATE AGE OF BUILDINGS Years	NET BOOK VALUE RM'000	YEAR OF ACQUISITION/ LAST REVALUATION
10, Jalan Kelab Golf, Ipoh, Perak.	Freehold	9,990 sq.m.	Training school	75	1	1981
146, Jalan Dedap Batik, Sierramas, Sg. Buloh, Selangor.	Freehold	556 sq.m.	Residential bungalow	7	649	1995
A33, Lembah Beringin Homestead, Selangor.	Freehold	4,317 sq.m.	Bungalow lot	-	285	1994
7, Persiaran Zarib 11A, Taman Pinji Mewah, Lahat, Perak.	Leasehold expiring in 2092	626 sq.m.	Residential bungalow	2	434	2003
Tinagat, Tawau, Sabah.	Leasehold expiring between 2921 and 2928	2	Town Office and warehouse	11	1,461	1992
		7				
PEOPLE'S REPUBLIC OF CHINA						
Nanjiang Port Area, Tianjin.	Leasehold expiring in 2045	2	Bulking installation	8	10,231	1997
9, Cuiyan East Road, TEDA, Tianjin.	Leasehold expiring in 2041	143 sq.m.	Residential apartment	10	192	1996
Dingong Miao, Baisha Zhou, Wuchang, Wuhan.	Leasehold expiring in 2044	3	Refinery	9	12,336	1995
4B2, No. 344, Changhan Xintun, Wuchang District, Wuhan.	Freehold	117 sq.m.	Residential apartment	9	118	1995

Titled area is in hectares except otherwise indicated.

LOCATION	TENURE	TITLED AREA #	DESCRIPTION	APPROXIMATE AGE OF BUILDINGS Years	NET BOOK VALUE RM'000	YEAR OF ACQUISITION/ LAST REVALUATION
3B3, No. 344, Changhan Xintun, Wuchang District, Wuhan.	Freehold	102 sq.m.	Residential apartment	9	106	1995
3B4, No. 344, Changhan Xintun, Wuchang District, Wuhan.	Freehold	88 sq.m.	Residential apartment	9	93	1995
Taiko Palm-Oleo, Zhangjiagang City, Jiangsu.	Leasehold expiring in 2045	20	Proposed oleo-chemical factory	-	6,372	2004
		25				
AUSTRALIA						
42-46, Fairchild Street, Heatherthon, Victoria.	Freehold	6,856 sq.m.	Office and warehouse building	1	11,347	2004
Erregulla Farm, Mingenew, Western Australia.	Freehold	5,290	Sheep and cereal farm	-	3,386	1989*
Warrening Gully Farm, Williams, Western Australia.	Freehold	3,089	Sheep and cereal farm	-	5,944	1989*
		8,380				
HONG KONG						
2501-3, Universal Trade Center, No. 3, Arbuthnot Road, Hong Kong.	Leasehold expiring in 2854	383 sq.m.	Office building	12	3,744	2002

Titled area is in hectares except otherwise indicated.
* Year of last revaluation

LOCATION	TENURE	TITLED AREA #	DESCRIPTION	APPROXIMATE AGE OF BUILDINGS Years	NET BOOK VALUE RM'000	YEAR OF ACQUISITION/ LAST REVALUATION
UNITED KINGDOM						
6, Lovat Lane, London.	Freehold	95 sq.m.	Office building	154	4,274	1992*
Gerrard Place, Skelmersdale, Lancashire.	Freehold	2	Toiletries factory	31	3,242	1995
Pontyclun, Wales.	Freehold	2	Toiletries factory	41	13,329	1995
Standard Soap, Ashby-de-la Zouch, Leicestershire.	Freehold	2	Soap factory	39	9,882	1995
52, Kingston House East, London.	Leasehold Expiring in 2204	132 sq.m.	Residential apartment	48	5,665	2001
27, Kelso Place, Kensington, London.	Freehold	400 sq.m.	Office building	123	25,221	2001
		6				
UNITED STATES						
Woodstock, Connecticut.	Freehold	16	Office and toiletries factory	21	17,130	1996
Group Total		159,123				

Titled area is in hectares except otherwise indicated.

* Year of last revaluation

AUTHORISED SHARE CAPITAL – RM1,000,000,000
ISSUED & FULLY PAID-UP CAPITAL – RM712,516,128
CLASS OF SHARES – Shares of RM1 each

Breakdown of Shareholdings

Size Of Shareholdings	No. Of Shareholders	No. Of Shares	% Of Issued Share Capital#
Less than 100	86	2,517	0.00
100 to 1,000	1,653	1,405,560	0.20
1,001 to 10,000	4,009	16,264,081	2.29
10,001 to 100,000	1,300	37,940,548	5.34
100,001 to less than 5% of issued shares	256	219,602,572	30.93
5% and above of issued shares	3	434,761,850	61.24
TOTAL	7,307	709,977,128	100.00

Thirty Largest Shareholders as in the Register of Members and the Record of Depositors:-

	Name	No. Of Shares	% Of Issued Share Capital#
1.	Batu Kawan Bhd	323,191,700	45.52
2.	Permodalan Nasional Bhd	74,445,000	10.49
3.	Amanah Raya Nominees (Tempatan) Sdn Bhd – Skim Amanah Saham Bumiputera	37,125,150	5.23
4.	Lembaga Kemajuan Tanah Persekutuan (FELDA)	31,273,039	4.40
5.	Employees Provident Fund Board	16,541,100	2.33
6.	Malaysia Nominees (Tempatan) Sdn Bhd – Great Eastern Life Assurance (Malaysia) Bhd (Par 1)	11,894,320	1.68
7.	Valuecap Sdn Bhd	5,806,900	0.82
8.	Cartaban Nominees (Asing) Sdn Bhd – Government of Singapore Investment Corporation Pte Ltd for Government of Singapore (C)	4,542,000	0.64
9.	Batu Kawan Bhd	4,328,800	0.61
10.	HSBC Nominees (Asing) Sdn Bhd – Abu Dhabi Investment Authority	3,917,200	0.55
11.	Wan Hin Investments Sdn Bhd	3,750,000	0.53
12.	HSBC Nominees (Asing) Sdn Bhd – Chase Lux for Schroder International Selection Fund (Pacific Equity)	3,744,000	0.53
13.	HSBC Nominees (Asing) Sdn Bhd – CMBLSA for Franklin Templeton Investment Funds – Templeton Asian Growth Fund	3,152,688	0.44
14.	Cartaban Nominees (Tempatan) Sdn Bhd – Amanah SSCM Nominees (Tempatan) Sdn Bhd for Employees Provident Fund Board (JF404)	2,751,300	0.39
15.	HSBC Nominees (Asing) Sdn Bhd – RTCC London for Baillie Gifford Emerging Markets Fund	2,500,000	0.35
16.	Citicorp Nominees (Asing) Sdn Bhd – Mellon Bank, N.A. for Commonwealth of Pennsylvania Public School Employees Retirement System	2,423,354	0.34
17.	Amanah Raya Nominees (Tempatan) Sdn Bhd – Amanah Saham Malaysia	2,252,000	0.32
18.	Citicorp Nominees (Asing) Sdn Bhd – CB LDN for Stichting Bedrijfspensioenfonds Voor De Metaal Entechnische Bedrijfstakken (Fleming Invest)	2,200,000	0.31
19.	Yeoh Chin Hin Investments Sdn Bhd	2,040,000	0.29
20.	HSBC Nominees (Asing) Sdn Bhd – BBH (Lux) SCA for Fidelity Funds Malaysia	2,019,400	0.28
21.	Song Kee Tin Mining Company Sdn Bhd	2,000,900	0.28
22.	HSBC Nominees (Asing) Sdn Bhd – Universities Superannuation Scheme Ltd	2,000,000	0.28

	Name	No. Of Shares	% Of Issued Share Capital#
23.	Cartaban Nominees (Asing) Sdn Bhd – State Street London Fund HKIN for Stichting Philips Pensioen Fonds	1,993,100	0.28
24.	Cartaban Nominees (Asing) Sdn Bhd – Investors Bank and Trust Company for Julius Baer International Equity Fund	1,886,800	0.27
25.	HSBC Nominees (Asing) Sdn Bhd – BNY Brussels for Baillie Gifford Emerging Markets Growth Fund (RBS as Trustee)	1,830,000	0.26
26.	Citicorp Nominees (Asing) Sdn Bhd – Mellon Bank, N.A. for The Boston Company Pooled Employees Fund	1,804,800	0.25
27.	Citicorp Nominees (Asing) Sdn Bhd – Mellon Bank, N.A. for MPAM Emerging Markets Fund	1,716,400	0.24
28.	Malaysia National Insurance Bhd	1,637,800	0.23
29.	HSBC Nominees (Asing) Sdn Bhd – TNTC for Government of Singapore Investment Corporation Pte Ltd	1,629,600	0.23
30.	Asia Life (M) Bhd – As beneficial owner (PF)	1,573,800	0.22
TOTAL		557,971,151	78.59

Calculated based on 709,977,128 shares, which do not include the 2,539,000 treasury shares.

Substantial Shareholders

The substantial shareholders of the Company are as follows:-

		Number Of Shares			
	Name	Direct	Deemed Interested	Total	% Of Issued Share Capital#
1.	Batu Kawan Bhd *	328,100,000	-	328,100,000	46.21
2.	Permodalan Nasional Bhd **	74,445,000	-	74,445,000	10.49
3.	Amanah Raya Nominees (Tempatan) Sdn Bhd - Skim Amanah Saham Bumiputera	37,125,150	-	37,125,150	5.23

* By virtue of Section 6A of the Companies Act, 1965, the Wan Hin Investments Sdn Bhd group of companies are also deemed substantial shareholders of the Company. Dato' Lee Oi Hian, Dato' Lee Hau Hian and Dato' Lee Soon Hian are substantial shareholders of Di-Yi Sdn Bhd, High Quest Holdings Sdn Bhd and Elionai Sdn Bhd respectively, which in turn are substantial shareholders of Wan Hin Investments Sdn Bhd and accordingly all these parties are also deemed substantial shareholders of the Company by virtue of their deemed interests. Their shareholdings in the Company are as follows:-

	Number Of Shares			
Name	Direct	Deemed Interested	Total	% Of Issued Share Capital#
Dato' Lee Oi Hian	48,000	334,210,900	334,258,900	47.08
Dato' Lee Hau Hian	55,500	334,210,900	334,266,400	47.08
Dato' Lee Soon Hian	250,000	334,210,900	334,460,900	47.11
Di-Yi Sdn Bhd	-	334,210,900	334,210,900	47.07
High Quest Holdings Sdn Bhd	-	334,210,900	334,210,900	47.07
Elionai Sdn Bhd	-	334,210,900	334,210,900	47.07
Wan Hin Investments Sdn Bhd and group	3,750,000	330,460,900	334,210,900	47.07

** By virtue of Section 6A of the Companies Act, 1965, Yayasan Pelaburan Bumiputra is also deemed substantial shareholder of the Company and its shareholding in the Company is as follows:-

	Number Of Shares			
Name	Direct	Deemed Interested	Total	% Of Issued Share Capital#
Yayasan Pelaburan Bumiputra	-	74,445,000	74,445,000	10.49

Calculated based on 709,977,128 shares, which do not include the 2,539,000 treasury shares.

Voting Rights of Shareholders
Every member of the Company present in person or by proxy shall have one vote on a show of hand and in the case of a poll shall have one vote for every share of which he is the holder.


PHILIPPINES
INDONESIA
MALAYSIA


Perlis
Kedah
Perak
Kelantan
Terengganu
Ipoh
Pahang
Selangor
Kuala Lumpur
Negeri Sembilan
Johore

MALAYSIA Hectares

Kedah

1	Batu Lintang ★	2,017
2	Ghim Khoon	950
3	Pelam	2,526

Perak

4	Allagar	805
5	Glenealy	1,084
6	Kuala Kangsar	847
7	Serapoh	936
8	Subur	1,290

Selangor

9	Changkat Asa ☆ ◈	1,544
10	Kerling	619
11	Sungei Gapi	610
12	Tuan Mee ★	1,715

Negeri Sembilan

13	Ayer Hitam	2,640
14	Batang Jelai	2,162
15	Gunong Pertanian	686
16	Jeram Padang ★ ●	2,114
17	Kombok	1,916
18	Ulu Pedas	923

Johore

19	Ban Heng	631
20	Fraser ★	2,968
21	Kekayaan	2,818
22	Landak ★	2,833
23	New Pogoh	1,560
24	Paloh ☆	2,680
25	See Sun	589
26	Sungei Penggeli	951
27	Sungei Tamok	1,619
28	Tertinggi	1,619
29	Voules ◆	2,977
30	KLK Edible Oils ▲	5

Pahang

31	Renjok	1,579
32	Selborne ●	1,282
33	Sungei Kawang	1,890
34	Tuan	1,812

Kelantan

35	Kerilla ●	2,191
36	Kuala Gris □	2,429
37	Pasir Gajah ★	2,655
38	Sungei Sokor	1,603



Sandakan
Sabah
40A
Lahad Datu
41
40B
39
Tawau
43
Pekanbaru
44
Sumatra
INDONESIA
Belitung
45
42
Tanjung Pandan
AUSTRALIA
46
Perth
47

MALAYSIA Hectares

Sabah

39	KDC COMPLEX	
	Jatika	3,515
	Pang Burong	2,548
	Pangeran ★	2,855
	Pinang	2,425
	Ringlet	1,843
	Sigalong	2,861
	Sri Kunak	2,773
	Tundong ★▼▲	2,096
40	GSSB COMPLEX	
40A	Bornion ★	3,233
	Segar Usaha	2,792
40B	Bukit Tabin	2,916
	Lungmanis ★	1,656
	Rimmer ★	2,730
	Sg Silabukan	2,654
	Tungku	3,418
41	Leluasa Untung ▼	4

INDONESIA

42	Kebun SWP ★	14,065
43	Kebun Mandau O ★	14,799
44	Kebun Nilo ★	12,860
45	Kebun Parit Sembada	3,990

AUSTRALIA

46	Erregulla Farm	5,290
47	Warrening Gully Farm	3,089

LEGEND

- ★ With Palm Oil Mill
- ● With SMR Factory
- O With SIR and Latex Concentrate Factory
- ☐ With Latex Concentrate Factory
- ◆ With SMR and Latex Concentrate Factory
- ▼ With Kernel Crushing Plant
- ▲ With Refinery

Notice Of Meeting

Notice is hereby given that the Thirty-second Annual General Meeting of the Company will be held at the registered office, Wisma Taiko, 1, Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia on Wednesday, 23 February 2005 at 12.30 p.m. for the following purposes:

1. To receive and consider the financial statements for the year ended 30 September 2004 and the Directors' and Auditors' reports thereon.	**Ordinary Resolution 1**
2. To sanction the payment of a final dividend of 9 sen per share less 28% Malaysian Income Tax and a special dividend of 15 sen per share less 28% Malaysian Income Tax.	**Ordinary Resolution 2**
3. To re-elect YM Tengku Robert Hamzah as a Director.	**Ordinary Resolution 3**
4. To consider and, if thought fit, pass a resolution pursuant to Section 129(6) of the Companies Act, 1965 to re-appoint the following as Directors of the Company and to hold office until the next Annual General Meeting of the Company:	
(i) Tan Sri Dato' Thong Yaw Hong	**Ordinary Resolution 4**
(ii) R. M. Alias	**Ordinary Resolution 5**
5. To fix and approve Directors' fees for the year ended 30 September 2004 amounting to RM706,000 (2003 : RM646,000).	**Ordinary Resolution 6**
6. To appoint Auditors and to authorise the Directors to fix their remuneration.	**Ordinary Resolution 7**
7. To transact any other ordinary business of the Company.	

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

Ipoh, Perak Darul Ridzuan,
Malaysia.

6 January 2005

Notes

(1) A member of the Company entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to vote in his stead. A proxy need not be a member of the Company.

(2) The instrument appointing a proxy must be deposited at the registered office of the Company not less than 48 hours before the time set for the meeting.

(3) For purposes of determining who shall be entitled to attend this meeting, the Company shall be requesting the Bursa Malaysia Depository Sdn Bhd to make available to the Company pursuant to Article 49(8)(B) of the Articles of Association of the Company and Section 34(1) of the Securities Industry (Central Depositories) Act 1991, a Record of Depositors as of 14 February 2005 and a Depositor whose name appears on such Record of Depositors shall be entitled to attend this meeting.

(4) The final and special dividends, if approved, will be paid on 21 March 2005 to all shareholders on the Register of Members as at 24 February 2005.
A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividends only in respect of:
(i) Shares deposited into the Depositor's securities account before 12.30 p.m. on 22 February 2005 in respect of shares which are exempted from Mandatory Deposit;
(ii) Shares transferred into the Depositor's securities account before 4.00 p.m. on 24 February 2005 in respect of transfers; and
(iii) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.
Registrable transfers received by the Company's Branch Registrar in United Kingdom on or before 24 February 2005 will be registered for entitlements to the dividend payments.

(5) Profiles of the Directors (together with their attendance in Board Meetings) standing for re-election or re-appointment as Directors of the Company for Resolutions 3 to 5 are shown on pages 6 to 9 of the 2004 Annual Report and Financial Statements.

(A proxy form is enclosed with this Annual Report and Financial Statements.)

Dengan ini diberitahu bahawa Mesyuarat Agung Tahunan Syarikat Ketiga Puluh Dua akan diadakan di pejabat berdaftar, Wisma Taiko, 1, Jalan S. P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia pada hari Rabu, 23 Februari 2005 pukul 12.30 tengahari untuk tujuan-tujuan berikut:

1. Menerima dan menimbang penyata kewangan bagi tahun berakhir 30 September 2004, dan laporan para Pengarah dan Juruaudit berkaitan dengannya. **Resolusi Biasa 1**

2. Meluluskan pembayaran dividen akhir sebanyak 9 sen sesaham tolak 28% Cukai Pendapatan Malaysia dan dividen khas sebanyak 15 sen sesaham tolak 28% Cukai Pendapatan Malaysia. **Resolusi Biasa 2**

3. Melantik semula YM Tengku Robert Hamzah sebagai Pengarah. **Resolusi Biasa 3**

4. Menimbang dan, sekiranya wajar, meluluskan resolusi selaras dengan Seksyen 129(6), Akta Syarikat, 1965 untuk melantik semula Pengarah-pengarah Syarikat berikut bagi tempoh perkhidmatan sehingga Mesyuarat Agung Tahunan Syarikat akan datang:

   (i) Tan Sri Dato' Thong Yaw Hong **Resolusi Biasa 4**
   (ii) R. M. Alias **Resolusi Biasa 5**

5. Menetapkan dan meluluskan yuran para Pengarah bagi tahun berakhir 30 September 2004 sebanyak RM706,000 (2003 : RM646,000). **Resolusi Biasa 6**

6. Melantik Juruaudit dan memberi kuasa kepada para Pengarah untuk menetapkan bayaran mereka. **Resolusi Biasa 7**

7. Menguruskan sebarang urusan biasa Syarikat.

Dengan Perintah Lembaga Pengarah
J. C. LIM
FAN CHEE KUM
Setiausaha Syarikat

Ipoh, Perak Darul Ridzuan,
Malaysia.

6 Januari 2005

Nota

(1) Seorang ahli Syarikat yang berhak menghadiri dan mengundi adalah berhak melantik tidak lebih daripada dua orang proksi untuk mengundi bagi pihaknya. Seseorang proksi tidak semestinya seorang ahli Syarikat.

(2) Suratcara perlantikan seseorang proksi perlu sampai di pejabat berdaftar Syarikat tidak lewat dari 48 jam sebelum masa mula mesyuarat.

(3) Bagi tujuan menentukan hak kehadiran dalam mesyuarat ini, Syarikat akan menuntut daripada Bursa Malaysia Depository Sdn Bhd selaras dengan Artikel 49(8)(B), Tataurusan Persatuan Syarikat dan Seksyen 34(1) Akta Industri Sekuriti (Depositori Pusat) 1991, supaya memperoleh Rekod Pendeposit pada 14 Februari 2005 dan nama Pendeposit yang tercatat dalam Rekod Pendeposit ini berhak menghadiri mesyuarat ini.

(4) Dividen akhir dan dividen khas, jika diluluskan, akan dibayar pada 21 Mac 2005 kepada semua pemegang saham dalam Daftar Ahli pada 24 Februari 2005.
Pendeposit Bursa Malaysia Depository hanya layak menerima hak dividen berhubung dengan perkara berikut:
(i) Saham-saham yang didepositkan ke dalam akaun sekuriti Pendeposit sebelum 12.30 tengahari pada 22 Februari 2005 bagi saham-saham yang dikecualikan daripada Deposit Mandatori;
(ii) Saham-saham yang dipindahkan ke akaun sekuriti Pendeposit sebelum pukul 4.00 petang pada 24 Februari 2005 bagi pindahan; dan
(iii) Saham-saham yang dibeli dalam Bursa Malaysia Securities Berhad berasaskan hak kelayakan menurut Peraturan-peraturan Bursa Malaysia Securities Berhad.
Pindahan yang boleh didaftar dan diterima oleh Pendaftar Cawangan Syarikat di United Kingdom pada atau sebelum 24 Februari 2005 akan didaftarkan untuk kelayakan menerima bayaran dividen.

(5) Profil (termasuk kedatangan dalam Mesyuarat Lembaga) para Pengarah yang layak diundi atau dilantik semula sebagai Pengarah Syarikat dalam Resolusi 3 ke 5 seperti terkandung dalam halaman 6 ke 9 Laporan Tahunan dan Penyata Kewangan 2004.

(Borang proksi dilampirkan bersama Laporan Tahunan dan Penyata Kewangan ini.)

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Proxy Form

KUALA LUMPUR KEPONG BERHAD
(Incorporated in Malaysia) (15043-V)

No. of Shares	
CDS Account No.	
Tel. No.	
Fax. No.	

I/We ....
(Block Letters)

of...
being (a) member(s) of KUALA LUMPUR KEPONG BERHAD hereby appoint

.... NRIC/Passport No : ....

and/or .... NRIC/Passport No : ....
or failing him THE CHAIRMAN OF THE MEETING as my/our proxy/proxies to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on 23 February 2005 and at any adjournment thereof, and to vote as indicated below:

Please indicate with (√) how you wish your vote to be cast

Resolution	Relating to:	For	Against
1	Receiving of the Report and Financial Statements		
2	Declaration of Final and Special Dividends		
3	Re-election of YM Tengku Robert Hamzah as a Director		
	Re-appointment of Directors pursuant to Section 129(6), Companies Act, 1965:		
4	Tan Sri Dato' Thong Yaw Hong		
5	R.M. Alias		
6	Directors' fees		
7	Re-appointment and Remuneration of Auditors		

Date ....

....
Signature/Common Seal of Shareholder

Please see NOTES on reverse side which form part of the proxy form.

Fold this flap for sealing

STAMP

THE COMPANY SECRETARIES,
KUALA LUMPUR KEPONG BERHAD,
WISMA TAIKO,
1, JALAN S.P. SEENIVASAGAM,
30000 IPOH, PERAK DARUL RIDZUAN,
MALAYSIA

2nd fold here

To: All shareholders/proxies attending the Kuala Lumpur Kepong Berhad ("KLK") meeting.

The Thirty-second Annual General Meeting of KLK will be held at the CONFERENCE ROOM, 1ST FLOOR, WISMA TAIKO, NO. 1, JALAN S.P. SEENIVASAGAM, 30000 IPOH, PERAK DARUL RIDZUAN on Wednesday, 23 February 2005 at 12.30 p.m. For your convenience, the following arrangements have been made:

PARKING FACILITIES
The parking area nearby Wisma Taiko will be reserved for shareholders. Guards will be present to assist you. Parking is free of charge.

REGISTRATION
The registration counter will be located on the Ground Floor of Wisma Taiko. This counter will be opened from 11.30 a.m. onwards.

REFRESHMENTS
Refreshments will be served after the meeting.

1st fold here

NOTES:
1. A member of the Company entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to vote in his stead. A proxy need not be a member of the Company. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy.
2. The instrument appointing a proxy must be deposited at the registered office of the Company not less than 48 hours before the time set for the meeting.
3. Where this proxy form is executed by a corporation, it must be either under its seal or under the hand of an officer or attorney duly authorised.
4. In the case of joint holders, the proxy form signed by the first named shareholder in the register shall be accepted to the exclusion of the other registered joint holder(s) of the shares.
5. The proxy will vote or abstain at his discretion if no indication is given on the proxy form.


growing
with the times


changing with the
times


a rock
solid
foundation

Design Rationale

Growing From Strength To Strength.

For the past century, the Group has developed surely and steadily. Drawing cohesive support from its diverse sectors, it has grown from strength to strength. With a rock solid foundation, it continues to expand and diversify with the times, and looks forward to a bright future of continued growth.

KUALA LUMPUR KEPONG BERHAD
Wisma Taiko, 1 Jalan S P Seenivasagam,
30000 Ipoh, Perak Darul Ridzuan, Malaysia.
Tel : 605-241 7844
Fax : 605-253 5018
Web : www.klk.com.my